As filed with the Securities and Exchange Commission on July 20, 2007

Registration No. 333-142443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cross Match Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7373	65-0637546
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3950 RCA Boulevard, Suite 5001

Palm Beach Gardens, Florida 33410

(561) 622-1650

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

William A. Smith II, Esq.

Senior Vice President, General Counsel and Secretary Cross Match Technologies, Inc.

3950 RCA Boulevard, Suite 5001

Palm Beach Gardens, Florida 33410

(561) 622-1650

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Alan L. Dye, Esq. John B. Beckman, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 Telephone: (202) 637-5600	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 20, 2007

11,833,334 Shares

Cross Match Technologies, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $14.00 and $16.00 per share. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “CROS.”

We are selling 8,333,334 shares of common stock and the selling stockholders are selling 3,500,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 1,775,000 additional shares from us to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to the Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

UBS Investment Bank	Morgan Stanley

Raymond James

The date of this prospectus is                     , 2007

CROSSMATCH®
TECHNOLOGIES

Livescan Fingerprint Products and Solutions

L SCAN® GUARDIAN™

L SCAN® 1000T

ID 500™

Livescan Palm Print Scanners and Solutions

ID 2500

L SCAN® 1000P

LITE-Ue

Mobile Finger Scanners and Solutions

MV 100™

MV5™ X

MV5™ BCS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The summary highlights information contained in other parts of this prospectus. You should read the entire prospectus carefully, especially the matters discussed under “Risk Factors” and the financial statements and related notes included in this prospectus, before deciding to invest in shares of our common stock. References in this prospectus to “Cross Match,” “our company,” “our,” “we” or “us” are to Cross Match Technologies, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

Our Business

We are a global provider of biometric technologies designed to protect people, property and privacy. Our customers include systems integrators, governments, law enforcement agencies and businesses around the world that use our products in identity management systems. Our products include fingerprint, palm and full-hand scanning devices, commonly known in the industry as Livescan devices, document readers and proprietary software, such as criminal booking, civil identification and facial recognition applications. We offer customized products to meet individual customer needs by combining our proprietary software applications with our biometric devices and third-party technologies. In addition, we provide maintenance and installation and training services. We believe our products are recognized for their quality, reliability, performance, ease-of-use and functionality, which we believe positions us well in the rapidly growing biometrics market and security industry. Our total revenue has grown at a compound annual growth rate, or CAGR, of 33% from 2002 to 2006. For 2006, our total revenue was $76.9 million.

Our product offerings are built around our proprietary technologies that are used to capture and process the unique physiological characteristics of individuals for the purposes of establishing and verifying identity. Our fingerprint, palm and full-hand scanning devices incorporate our patented optical component designs, advanced image-capturing and image-processing technologies and self-calibration functionality to collect and process biometric data. Our document readers use many of the same proprietary technologies as our fingerprint devices to authenticate and verify documents. Our proprietary software applications enable the capture, processing, analysis, matching and electronic submission of biometric and other data to searchable databases. The interoperable architecture of our products enables customers to easily upgrade devices and systems and to enhance features and functionality of existing infrastructure.

The deployments of our products range from single-site installations to large-scale government initiatives. Uses of our products include identity verification at national borders, consulates and other checkpoints; registration and verification for drivers’ licenses, passports, voting and other civil identification and benefits programs; criminal booking applications; prevention of identity fraud; and background checks for job applicants. As of March 31, 2007, we had deployed more than 80,000 products to more than 5,000 customers in over 80 countries. We sell our products directly and through leading systems integrators, such as Motorola, Northrop Grumman and Sagem Morpho, and other strategic partners. Our hardware and software products have been integrated into large-scale identity management projects, such as the U.S. Department of Homeland Security’s US-VISIT program and IDENT1 in the United Kingdom.

We believe that our history of internal product development and strategic acquisitions provides us with the experience, technology and global scope to address the evolving biometric-enabled identity management needs of our customers. We have a long track record of being the first to market with leading biometric products that meet evolving customer needs and comply with industry standards. Our continuing focus on innovation has resulted in more than 80 current patent registrations and more than 80 pending patent applications worldwide. Our acquisitions of Smiths Heimann Biometrics GmbH and C-Vis Computer Vision and Automation GmbH have expanded our international presence, strengthened our manufacturing, engineering and research and development capabilities and added critical facial recognition technology to our current offerings. We will continue our commitment to research and development and follow a disciplined acquisition strategy as we seek to enhance our product offerings, increase our customer base and expand our scope of operations.

Our Market Opportunity

We believe that the international biometrics market is large, growing and evolving rapidly. According to the International Biometric Group, or IBG, an independent market research firm, the biometrics market is estimated to be $3.0 billion in 2007, with the fingerprint-related segment representing a majority of this market. IBG projects the overall biometrics market to grow to approximately $7.4 billion by 2012, representing a CAGR of approximately 20%.

More stringent security requirements, an increasingly global economy and more mobile populations have given rise to greater demand for technologies that offer a reliable and efficient means to verify identity. Biometrics, with its focus on uniquely individual characteristics, addresses the limitations inherent in traditional identification and authentication processes, such as paper credentials, passwords, PIN codes and magnetic access cards. Biometrics provides a dynamic solution for a broad range of applications, including border management, national identification programs, immigration control, identity theft and critical infrastructure applications such as employee verification, access control and information systems protection. We believe that government and commercial entities will increasingly adopt biometric-enabled solutions to address these limitations and vulnerabilities. Among the factors we believe will contribute to growth of the biometrics industry are:

•	Heightened security concerns. Increasing threats to personal security encountered in areas such as transportation and identity theft.

•	Increased government adoption. Government-mandated implementation of biometric identification for employees, citizens and foreign nationals in national security-oriented applications.

•	Emerging standards. Evolving industry standards that promote interoperability across devices, software and systems, enabling a broader range of deployments.

•	Growing acceptance of biometrics. Increasing acceptance of biometrics that facilitates widespread incorporation of biometric technology into everyday use.

Our Competitive Strengths

We believe that the following competitive strengths will continue to enhance our leadership position in the biometrics industry and contribute to our growth in the future:

•

Superior product performance and reliability. Based on feedback from our customers, we believe that many of our products are among the most user-friendly, efficient, durable and reliable in our industry. As a result, our products are often deployed in harsh environments and high-traffic areas.

•

Strength in research and development. We focus our research and development efforts on delivering technologically advanced and innovative products to remain at the forefront of our industry. Our investment in research and development has enabled us to deliver industry-leading technologies that meet, and often exceed, changing customer requirements.

•

Large installed base and brand recognition. As of March 31, 2007, we had deployed more than 80,000 products to more than 5,000 customers worldwide. Our broad and growing installed base contributes to our strong brand image and industry-wide name recognition and also provides opportunities for new and repeat business.

•

Global platform. Our products are installed in over 80 countries around the world, which we believe represents a broader international presence than any of our primary competitors. We believe our European operations provide us with a strong platform to continue to expand our international presence.

•

Standards-based, interoperable products. We provide strong leadership in the development of national and international standards for biometric devices. We design our products to meet these standards and to facilitate interoperability of our products across the identity management industry. This offers our customers significant flexibility in deploying biometric programs by using our solutions with existing or third-party components.

•

Experienced management team. We continue to emphasize the importance of attracting and retaining the most highly qualified personnel in our industry. Our management team has a mix of government and private sector experience across different geographies and industries, and holds leadership positions with various international standards-setting bodies and industry groups.

Our Growth Strategy

Our strategy is to capitalize on our leadership position in the rapidly growing biometrics industry. As part of our growth strategy, we seek to:

•

Capitalize on growth in the biometrics industry. We intend to use our market leadership, broad customer base, established strategic and customer relationships and recognized brand to capitalize on the growth of the biometrics industry.

•

Further penetrate markets with our existing products. We seek to increase penetration of our markets by continuing to expand our installed products base in U.S. and non-U.S. government markets and in commercial sectors.

•

Maintain leadership in biometric technology. We intend to maintain our technology leadership by continuing to improve our existing technologies, expanding the features and functionality of our existing products and adding new product offerings.

•

Leverage manufacturing, technology and operational expertise to produce efficiencies. We believe our technology and international operations provide us significant economies of scale and our manufacturing capacity at existing facilities can be significantly increased with limited incremental capital expenditures.

•

Supplement our internal growth through acquisitions and strategic relationships. We will continue to pursue acquisitions of, and strategic relationships with, businesses that complement our existing technologies, enhance our product offerings and expand our customer base.

Our Products and Services

We offer a broad range of biometric hardware, software and services:

•

Hardware. Our hardware products include fingerprint, palm and full-hand scanning devices and document readers. Our fingerprint scanning devices incorporate our proprietary optical systems and software algorithms to capture fingerprint and associated data in real time and generate electronic fingerprint transmission files, or EFTs, suitable for submission to searchable databases such as the FBI’s integrated automated fingerprint identification system, or IAFIS. We use similar optical technologies in our document readers, which are capable of recognizing and authenticating various types of documents by inspecting security features and capturing information from the scanned document.

•

Software. Our software products facilitate the use of our scanning devices in a variety of deployments. Products range from basic enabling software, such as device drivers, to advanced software, such as criminal booking, civil identification and facial recognition applications. We also offer market-specific solutions that combine our advanced software applications and enabling hardware.

•

Services. We provide our customers with maintenance and implementation and training services. Post-warranty maintenance accounts for the majority of our service revenue. Implementation and training services are either priced separately from our products or as part of a bundled offering.

Risk Associated With Our Business

Our business is subject to numerous risks, including, but not limited to, the following:

•

History of operating losses. We have had a history of operating losses and may not succeed in achieving or sustaining profitable operations. At March 31, 2007, we had an accumulated deficit of approximately $54.8 million.

•

Growth in the biometrics market. If the biometrics market does not experience significant growth or if our products do not achieve wide market acceptance, we may not be able to execute our growth strategy.

•

Reliance on fingerprint based products for substantially all of our revenue. Our historical dependence on sales of fingerprint based biometric products for substantially all of our revenue could adversely affect our business if other biometric methodologies supplant the fingerprint based products currently utilized by our customers and we are unable to successfully expand our offerings into other biometric technologies.

•

Historical dependence on government customers and our key systems integrators. When combined, sales to various branches of the U.S. government accounted for approximately 31%, 21% and 28% of revenue in 2005 and 2006 and the three months ended March 31, 2007, respectively. Our dependence on government customers and a small group of systems integrators makes us vulnerable to political, budgetary, purchasing and delivery constraints that may affect the timing of orders and could adversely affect our operating results. Although no single customer accounted for 10% or more of our revenue in 2005, 15% of our revenue derived from a single systems integrator in 2006 and 23% of our revenue derived from two systems integrators in the three months ended March 31, 2007. The loss of one of these customers or another key systems integrator could reduce our revenue and gross profit in any given year.

These and other risks related to our business or this offering are discussed more fully in the section of this prospectus entitled “Risk Factors” beginning on page 8.

Other Information

Company Information

Cross Match was organized under the laws of the State of Florida in 1996. In 2002, we reincorporated under the laws of the State of Delaware. Our principal executive offices are located at 3950 RCA Boulevard, Suite 5001, Palm Beach Gardens, Florida 33410, and our main telephone number at that address is (561) 622-1650. Our corporate website address is www.crossmatch.com. The contents of our website are not a part of this prospectus.

Trademarks

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Cross Match®, Cross Match stylized logo appearing on the cover page of this prospectus, L SCAN®, L SCAN® Guardian™ and D SCAN® in the United States and, where appropriate, in other countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

The Offering

Common stock offered by Cross Match offering	8,333,334 shares

Common stock offered by the selling stockholders	3,500,000 shares

Total common stock offered	11,833,334 shares

Common stock outstanding after the offering	28,694,610 shares

Proposed NASDAQ Global Market symbol .	“CROS”

Use of proceeds

We estimate that our net proceeds from the offering will be approximately $114.2 million, based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds for working capital and other general corporate purposes as well as funding for possible acquisitions. We also intend to repay in full the $4.4 million outstanding as of June 30, 2007 under our term loan from Silicon Valley Bank.

The amounts we actually spend in these areas will depend on a variety of factors, including our future revenue.

We will not receive any of the proceeds from the sale of shares in this offering by the selling stockholders.

The number of shares of our common stock to be outstanding immediately after the offering excludes:

•	3,192,805 shares of our common stock reserved for issuance under our new 2007 Omnibus Incentive Plan;

•	6,804,141 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2007; and

•	1,377,466 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2007.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a 1-for-2 reverse split of our outstanding common stock implemented immediately before the completion of this offering;

•	reflects the conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately before the completion of this offering;

•	assumes that the initial public offering price of our common stock will be $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes that the underwriters will not exercise their over-allotment option.

Summary Consolidated Financial Data

The following table shows our summary consolidated statements of operations data and other financial and operating data for each of the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 and our balance sheet data as of March 31, 2007. The summary consolidated statements of operations data and the other financial data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements and related notes, prepared in accordance with generally accepted accounting principles in the United States, which appear elsewhere in this prospectus. The summary consolidated statements of operations data and the other financial data for the three months ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2007, are derived from unaudited consolidated financial statements, which appear elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and reflect, in the opinion of management, all adjustments necessary for a fair presentation of such financial statements in all material respects. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005(1)	2006(2)	2006	2007
				(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$31,808	$46,200	$76,938	$17,518	$22,167
Cost of revenue	15,802	24,498	40,703	9,451	10,310

Gross profit	16,006	21,702	36,235	8,067	11,857

Selling and marketing expenses	5,998	6,024	9,994	1,955	2,646
Research and development expenses	8,423	10,606	14,273	3,318	3,345
General and administrative expenses	6,165	9,393	21,242	4,722	5,587

Operating expenses	20,586	26,023	45,509	9,995	11,578

Operating (loss) income	(4,580)	(4,321)	(9,274)	(1,928)	279

Other (expense) income, net	(35)	191	505	77	56

(Loss) income before income taxes	(4,615)	(4,130)	(8,769)	(1,851)	335
Provision for income taxes	—	805	2,500	951	913

Net loss	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)

Net loss per share, basic and diluted(3)	$(0.48)	$(0.39)	$(0.60)	$(0.15)	$(0.03)
Weighted average shares outstanding, basic and diluted	9,718,771	13,180,223	19,399,345	18,495,386	19,822,099

Pro forma net loss per share, basic and diluted(5)			$(0.57)		$(0.03)
Pro forma weighted average shares outstanding, basic and diluted			19,860,589		20,283,343

Other Data:
Depreciation and amortization(4)	$1,149	$1,548	$2,404	$483	$763
Amortization of intangible assets(4)	—	960	2,535	585	678
Capital expenditures	889	1,802	2,915	395	433

	As of March 31, 2007
	Actual	Pro forma(5)	Pro forma, As Adjusted(6)
	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,335	$20,335	$129,624
Working capital(7)	33,577	33,577	142,866
Total assets	150,447	150,447	259,736
Total deferred revenue	3,396	3,396	3,396
Total debt	4,861	4,861	—
Stockholders’ equity	23,214	120,537	234,687

(1)	Includes the results of operations of Smiths Heimann Biometrics GmbH from the date of acquisition on August 1, 2005 through December 31, 2005.
(2)	Includes the results of operations of Smiths Heimann Biometrics GmbH for the full year in 2006.
(3)	Because we had net losses for all periods presented, all common stock equivalents were antidilutive during these periods, and therefore are excluded from the weighted average shares outstanding. The total common stock equivalents excluded from the calculation of weighted average shares outstanding were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Convertible preferred stock	37,940	359,783	460,771	459,306	461,250
Stock options	830,972	776,895	923,353	737,963	998,511
Warrants	1,057,179	905,255	229,124	480,959	83,828

Total	1,926,091	2,041,933	1,613,248	1,678,228	1,543,589

(4)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets.
(5)	On a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering and the termination of the put option held by Smiths Group Holdings Netherlands B.V. in connection with the acquisition of Smith Heimann Biometrics GmbH. See Note 16 to our Consolidated Financial Statements, which appear elsewhere in this prospectus.
(6)	On a pro forma as adjusted basis to reflect (i) the sale of 8,333,334 shares of common stock offered by us at an assumed initial public offering price of $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, to repay amounts outstanding under our term loan from Silicon Valley Bank (ii) the automatic conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering, and (iii) the termination of the put option held by Smiths Group Holdings Netherlands B.V. in connection with the acquisition of Smith Heimann Biometrics GmbH. See Note 16 to our Consolidated Financial Statements, which appear elsewhere in this prospectus.
(7)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before making an investment decision. If any of the risks described below occurs, our business, financial condition, results of operations or cash flows would suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have had a history of operating losses and may not succeed in achieving or sustaining profitable operations.

We have experienced net losses in each fiscal year since we began business operations in 1996, including a net loss of $11.3 million in 2006 and $578,000 for the three months ended March 31, 2007. At March 31, 2007, we had an accumulated deficit of approximately $54.8 million. We may not succeed in achieving or sustaining profitable operations in the near future or ever.

We may be unable to continue the significant revenue growth we have experienced in 2006 and in prior periods.

Our revenue increased 66.5% from $46.2 million in 2005 to $76.9 million in 2006, a significant portion of which was attributable to our acquisition of Smiths Heimann Biometrics GmbH. Our revenue increased 26.5% from $17.5 million for the three months ended March 31, 2006 to $22.2 million for the three months ended March 31, 2007. We may not be able to achieve similar growth rates in future periods. You should not rely on the results of any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our stock price may decline, and we may not have adequate financial resources to execute our business plan.

If the biometrics market does not experience significant growth or if our products do not achieve wide market acceptance, we may not be able to execute our growth strategy.

We earn substantially all of our revenue from sales of our biometric products. We cannot accurately predict the future growth rate or the size of the biometrics market. Even if biometric products gain wide market acceptance, our products may not adequately address market requirements and benefit from this market acceptance. If biometric products generally, or our products specifically, do not gain wide market acceptance, we may not be able to execute our growth strategy. The expansion of the biometrics market and the market for our biometric products depends on a number of factors, including:

•	the cost, performance and reliability of our products and those offered by our competitors;

•	customers’ perceptions regarding the benefits of biometric products;

•	the development and growth of demand for biometric products in markets outside of government and law enforcement;

•	national or international events that may affect the need for, or interest in, biometric products;

•	public perceptions regarding the intrusiveness of biometric products and the manner in which organizations use the biometric information collected; and

•	legislation related to privacy of information.

If products based on biometric methodologies other than fingerprints become more significant in our industry, our operating results may suffer.

We derive substantially all of our revenue from sales of fingerprint-based biometric products. It is possible that other biometric methodologies, such as voice, face or iris recognition, could supplant the fingerprint-based products currently preferred by our customers. Such a development would have an adverse effect on our revenue and our ability to expand our business. While we currently offer document readers and facial recognition products and are in the process of developing products based on other biometric methodologies, we may not be able to generate revenue from these products sufficient to replace the potential loss of revenue from a decline in demand for fingerprint-based biometric products.

The intense competition we face could adversely affect our operating performance and result in lower revenue.

Acts of terrorism worldwide and subsequent regulatory and policy changes in the United States and other countries have heightened interest in the use of biometric products for security purposes. We expect competition in our industry, which is already substantial, to intensify. A significant number of established companies have developed or are developing and marketing products and software for biometric products and applications that currently compete or will compete directly with our products. Our competitors also are developing and marketing fingerprint image capture devices using different technologies and other products based on alternative biometric methodologies, including retinal blood vessel, iris pattern, hand geometry, vein-mapping, voice or various types of facial structure recognition devices. In the future, our products may also compete with non-biometric technologies, such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in our markets could significantly reduce the potential market for our products. Our competitors may introduce products that are competitively priced, have increased performance or functions or incorporate technological advances that we have not yet developed or implemented. Our operating results and prospects will suffer if we do not continue to develop, market and sell new and enhanced products at competitive prices, which will require substantial research and development expenditures.

Unless we keep pace with changing technologies, we could lose existing customers and fail to win new customers.

To compete effectively in the biometrics market, we must continue to design, develop or acquire and market new and enhanced products at competitive prices and must have the resources available to invest in significant research and development activities. If we do not introduce new products, services and enhancements in a timely manner, fail to choose correctly among technical alternatives or fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors. We may not be able to predict accurately which technologies customers will purchase.

Our business could be adversely affected by changes in the procurement or fiscal policies of governments and government entities.

We believe that the near-term growth of our business will continue to depend on our successful procurement of government awards. Our business could be adversely affected by changes in:

•	fiscal policies or decreases in available government funding;

•	government programs or applicable requirements;

•	existing laws or regulations;

•	political or social attitudes with respect to security and defense issues; and

•	industry standards, which could require significant changes to our product lines.

These and other factors could cause governments and their agencies to reduce their spending on our products. As a general rule, government agencies may not place orders before appropriations are available. In addition, many of our government customers are subject to stringent budgetary constraints. Therefore, additional orders from government agencies could be negatively affected by spending reductions, changes in the government appropriations process or budgetary cutbacks at these agencies.

Our sale of products and services directly or indirectly to government entities makes us vulnerable to political, budgetary, purchasing and delivery constraints, which may produce volatility in our revenue and earnings.

Sales to various branches of the U.S. government combined accounted for approximately 31%, 21% and 28% of revenue in 2005 and 2006 and the three months ended March 31, 2007, respectively. We sell to government customers directly and indirectly through systems integrators and other strategic partners. Our dependence on government agencies for a significant portion of our revenue makes us vulnerable to political, budgetary, purchasing and delivery constraints that may affect the timing of orders. This could adversely affect our operating results and cause significant fluctuations in our revenue across fiscal periods. In addition, local government agency orders may be contingent upon the availability of funds from federal or state entities.

Government orders frequently are made only after formal competitive bidding processes, which have been and may continue to be protracted. In many cases, unsuccessful bidders for government program awards are provided the opportunity to protest awards through agency, administrative and judicial channels. The protest process may substantially delay a successful bidder’s performance and distract management from operational matters. We may not be successful in winning competitive bids, and substantial delays may follow a successful bid as a result of protests.

We may not succeed in increasing our sales of products to commercial customers.

Our business historically has been focused on sales to the government and law enforcement markets. We intend to diversify our revenue sources by expanding our sales to commercial customers. The commercial market for biometric products remains in an early stage of development compared to the market for law enforcement and other government sector biometric products. Our ability to diversify into the commercial market is subject to the risks that this market will not develop and grow as we expect, that we will not successfully develop products for this market and that we will not achieve the same success in this market that we have experienced in the government and law enforcement markets.

Our financial results often vary significantly from quarter to quarter and may be negatively affected by a number of factors.

Individual orders often represent a significant portion of our revenue and net income in any single quarter. As a result, the deferral or cancellation of a single large order or our failure to close a single large order in a quarter can contribute to revenue results that fall short of our expectations. Because our operating costs are largely fixed, we are not generally able to reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenue. Accordingly, even a small revenue shortfall in any quarter could disproportionately and adversely affect our financial results for that quarter.

Our financial results may fluctuate from quarter to quarter and be negatively affected by a number of factors, including the following:

•	the lack or reduction of government funding and the political, budgetary and purchasing patterns and constraints on our government customers;

•	the size and timing of customer orders;

•	fluctuation in demand for our products;

•	price reductions or adjustments or the introduction of enhanced products and services from new or existing competitors;

•	the inability to complete the installation of our products on a timely basis;

•	the lack of availability or increase in cost of key components and sub-assemblies;

•	manufacturing disruptions or delays due to manufacturing capacity limitations;

•	delays in orders from government customers;

•	protests of federal, state or local government awards by competitors;

•	legal expenses, including litigation or administrative protest costs;

•	expenses related to acquisitions or mergers;

•	impairment charges arising out of our assessments of goodwill and intangibles; and

•	other one-time financial charges.

Our lengthy and variable sales cycle may make it difficult to predict our financial results.

The sale and deployment of our products often requires a lengthy cycle ranging from several months to over one year before we can complete installation. The lengthy sales cycle makes forecasting the volume and timing of sales difficult and raises additional risks that customers may cancel or decide not to enter into contracts. The length of the sales cycle depends on the size and complexity of the project, the customer’s in-depth evaluation of our products and, in some cases, the protractedness of a bidding process. Because a significant portion of our operating expenses is fixed, we may incur substantial expense before we earn associated revenue. If customer cancellations occur, they could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We may lose clients and suffer negative publicity if security breaches result in the disclosure of sensitive government information or private personal information.

Many of our products process private personal information involved in sensitive government and commercial functions. Internal procedures and protective measures may not prevent unintended disclosure of such information and security breaches. The failure to prevent such disclosures or security breaches may disrupt our business, damage our reputation and expose us to litigation and liability. A party that is able to circumvent security measures used in these systems could misappropriate sensitive or proprietary information or materials or cause interruptions or otherwise damage our reputation or the property of our customers. If unauthorized parties obtain sensitive data and information, or create bugs or viruses or otherwise sabotage the functionality of our products, we may receive negative publicity, incur liability to our customers or suffer termination of client contracts. We may be required to expend significant capital and other resources to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches. Protective or remedial measures may not be available at a reasonable price or at all, or may not be entirely effective if commenced. Our insurance coverage may be insufficient to cover losses and liabilities that may result from accidental disclosures or security breaches.

Our reputation and operating performance may be negatively affected if our products are not timely delivered or do not perform as promised.

We provide complex products that often require substantial lead-time for ordering parts and materials and for assembly and installation. In addition, our customers often demand that we fulfill orders quickly to respond to their immediate needs. The time required to order parts and materials and assemble and install our products may in turn lead to delays or shortages in the availability of some products. The negative effects of any delay or shortage could be exacerbated if the delay or shortage occurs in products that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions in which a security breach could have significant consequences. If a product is delayed or is the subject of shortage because of problems with our ability to manufacture or assemble the product on a timely basis, or if a product or software otherwise fails to meet performance criteria, we may lose revenue opportunities entirely or experience delays in revenue recognition associated with a product or service in addition to incurring higher operating expenses during the period required to correct the problem.

Products as complex as ours may develop or contain undetected defects or errors. Despite testing, defects or errors may arise in our existing or new products, which could result in claims for monetary damages against us, loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation and increased service and maintenance costs. Defects or errors in our products might discourage customers from purchasing future products.

We may be required to repair or replace a substantial number of products as a result of warranty claims. Our contractual provisions may not adequately minimize our product and related liabilities or may even be unenforceable. We carry product liability insurance, but existing coverage may not be adequate to cover actual claims. The failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to our reputation.

We face inherent product liability or other liability risks which could result in large claims against us.

We face the inherent risk of exposure to product liability and other liability claims resulting from the use of our products, especially to the extent customers may depend on our products in public safety situations that may involve physical harm or even death to individuals, as well as exposure to potential loss or damage to property. Despite quality control systems and inspection, there remains an ever-present risk of an accident resulting from a faulty manufacture or maintenance of our products, or an act of an agent outside of our control or our suppliers’ control. Even if our products perform properly, we may become subject to claims and costly litigation due to the catastrophic nature of the potential injury and loss. A product liability claim, or other legal claims based on theories including personal injury or wrongful death, made against us could adversely affect our operations and financial condition. Although we may have insurance to cover product liability claims, the amount of our coverage may not be sufficient.

The substantial lead-time required for ordering parts and materials may lead to inventory problems.

The lead-time for ordering components for many of our products can be many months. As a result, we must order components based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may order more components than we require, which could result in cash flow problems and excess or obsolete inventory.

Systems failures that disrupt our business and impair our ability to provide our products and services to customers in an effective manner may damage our reputation and adversely affect our revenue and profitability.

We may experience system failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power outages or terrorist attacks. Any such failures could cause loss of data and interruptions or delays in our business and could damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may not be adequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Our headquarters are located in Florida, which is subject to significant natural disaster risks.

Our headquarters and our U.S. manufacturing facilities are located in Florida. The risk of a hurricane in Florida is significant. During 2004 and 2005, our facilities were affected by three hurricanes, which caused power outages and disrupted our business operations. The future occurrence of hurricanes and other natural disasters could materially disrupt our production capacity or otherwise disrupt our business operations.

Our dependence on a sole or limited number of suppliers for some product components may result in delays or additional expense in filling customer orders.

We obtain some of our product components from a sole or limited group of suppliers. While there are other suppliers available for these components and sub-assemblies, we believe it is more cost-effective to purchase certain highly customized components from sole source suppliers. We do not have any multi-year agreements with any of these suppliers obligating them to continue to sell components to us. Our reliance on these suppliers involves significant risks, including reduced control over quality, price and delivery schedules. Our ability to meet customer demands may be disrupted and our gross margins reduced if suppliers fail to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality, or if we experience any significant increase in the price of components. If we lose these sources of supply, we may be required to incur additional development, manufacturing and other costs to establish alternative sources. It may take several months for us to obtain alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may not be able to obtain replacement components within the periods we require at an affordable cost. Many of the components, such as optical sub-assemblies, are used in multiple product lines. Therefore, the loss of any of these sources of supplies could cause us to suspend our manufacturing operations while an alternative source is established or result in a significant increase in the cost to us of obtaining the necessary components.

Any failure to maintain the proprietary nature of our technology and intellectual property could impair our ability to compete effectively.

We rely primarily on patents, trademarks, copyrights, trade secrets and confidentiality procedures to protect the proprietary nature of our technology and our intellectual property. These measures can only provide limited legal protection and, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. Unauthorized third parties may try to copy or reverse-engineer portions of our products or otherwise obtain or use our intellectual property. In addition, any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. Any such legal proceedings, whether or not they are ultimately resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and vary from country to country. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which we market our products, and we may decide for business reasons not to pursue such protection in every country. We may modify our worldwide intellectual property strategy to reflect changes in law, markets, competition and perceived business advantage. The laws of some countries may not protect intellectual property rights to the same extent as U.S. laws and administrative practices, and domestic and international mechanisms for enforcement of intellectual property rights may be inadequate or pursuing such remedies may be too expensive.

We may be sued by third parties for alleged infringement of their proprietary rights or intellectual property.

As the size of our market increases, the likelihood of intellectual property claims against us increases. We receive communications from time to time from third parties alleging that we infringe their intellectual property. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management’s attention away from the execution of our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination also could prevent us from offering our products or services to customers, or could adversely affect our operations and financial condition.

The loss of any key member of our management team may impair our ability to operate effectively and may harm our business.

Our success depends largely upon the continued services of our executive officers and other key management and technical personnel. The loss of one or more members of our management team could harm our business. We are substantially dependent on the continued services of our existing engineering and other skilled personnel because of the highly technical nature of our products. Except for the employment agreements we have with our named executive officers, we do not have employment agreements with any of our other executive officers or key personnel. We do not maintain key person life insurance policies on any of our employees.

We may not be able to attract and retain the skilled personnel we need to support our growth strategy.

To execute our growth strategy, we must attract and retain highly skilled personnel. If we fail to attract new skilled personnel or fail to retain and motivate our existing skilled personnel, our business and growth prospects could be severely harmed. Competition for hiring skilled personnel is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating biometric products. We may not be successful in attracting and retaining skilled personnel. Many of the companies with which we compete for experienced personnel have greater resources than we possess. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock may adversely affect the value of our stock options to a potential candidate. Further, recent changes to generally accepted accounting principles in the United States, or GAAP, relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to join our company.

We may not be able to increase our sales if we do not successfully expand our sales organizations and partnering arrangements.

Our future success depends on increasing the size and scope of our sales force and partnering arrangements, both domestically and internationally. We face intense competition for personnel and may not be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly trained customer service and support personnel. We may not succeed in increasing the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers.

Any significant impairment of our goodwill could lead to a decrease in our assets and reduction in our net income or increase in our net losses.

Approximately 53% of our assets consisted of goodwill as of March 31, 2007. If we make changes in our business strategy or if market or other conditions adversely affect our business, or our net losses continue, we may be forced to record an impairment charge, which would lead to a decrease in our assets and reduction in our net income or increase in our net losses. We test our goodwill for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If a test of our goodwill for impairment indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period in which the determination is made.

Our plan to increase international sales may be limited by risks related to conditions in foreign markets.

Approximately 38% and 36% of our revenue in 2006 and the three months ended March 31, 2007, respectively, was derived from sales to non-U.S. customers. Our international revenue and operations are subject to a number of risks inherent in developing, marketing, selling and delivering products in foreign countries, including:

•	difficulties in managing foreign operations;

•	regulatory uncertainties in foreign countries;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

•	longer payment cycles;

•	foreign and U.S. taxation issues;

•	currency fluctuations, including fluctuations affecting the U.S. Dollar and the Euro;

•	delays in, or prohibitions on, exporting products resulting from export restrictions for some products and technologies;

•	involuntary renegotiations of contracts with foreign governments; and

•	unexpected domestic and international regulatory, economic or political changes.

We expect that we may have increased exposure to foreign currency fluctuations, which could harm our profitability. Our net revenue and related expenses generated from our operations in Germany are primarily denominated in Euros and are exposed to foreign exchange rate fluctuations. Our accumulated other comprehensive (loss) income recorded in our statements of changes in stockholders’ equity and comprehensive (loss) income includes foreign currency translation adjustments of $8.6 million and $9.7 million for 2006 and the three months ended March 31, 2007, respectively. In addition, downward fluctuations in the value of foreign currencies relative to the U.S. Dollar or the Euro may make our products more expensive and less competitive than local products in international locations. Although we currently engage in some currency hedging activities to limit the risks of currency fluctuations, any hedges we may obtain from time to time may not adequately protect us from all of these risks.

We could be prohibited from shipping our products to some countries.

We must comply with U.S. and German laws regulating the export of our products. In some cases, we may need express authorization from the home government to export our products. The export regimes and the governing policies applicable to our business are subject to change. Our ability to take advantage of growth opportunities in other markets will be negatively affected if we are unable to continue to obtain the requisite government authorization regarding the export of our products, or if current or future export laws applicable to us limit or otherwise restrict our business.

If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions.

Some of our products manufactured or assembled in the United States are subject to the U.S. Export Administration Regulations, administered by the U.S. Department of Commerce, Bureau of Industry and Security, which require that we obtain an export license before we can export such products to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a non-U.S. person. Failure to comply with these laws could harm our business by subjecting us to sanctions by the U.S. government, including substantial monetary penalties, denial of export privileges and debarment from U.S. government contracts.

We may not benefit from our acquisition strategy.

As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we believe could accelerate or enhance our ability to compete in or further penetrate our markets or allow us to enter new markets. Our ability to benefit from an acquisition may be adversely affected by:

•	difficulties in integrating operations, technologies, accounting systems and personnel of the acquired entity;

•	difficulties in supporting and transitioning customers of the acquired company;

•	the diversion of financial and management resources from existing operations;

•	exposure to unknown liabilities of acquired companies or assets;

•	failure to realize the potential of acquired technologies;

•	inability to maintain uniform standards, controls, procedures and policies;

•	the loss of key employees and customers as a result of changes in management or ownership; and

•	risks of entering new markets.

If we fail to properly evaluate acquisitions, we may not achieve the anticipated benefits of acquisitions, and may incur costs in excess of amounts we anticipate. Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairment in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may suffer dilution of their interest in our company, which could depress the price of our stock.

We may be unable to raise the additional capital we will need to fund our operations and finance our growth.

Our capital requirements depend on the rate of market acceptance of our products and services, our ability to expand and retain our customer base and other factors. If our cash requirements vary materially from our current expectations or if we fail to generate sufficient cash flow from our operations, we may require additional financing sooner than anticipated. In addition, we may need to seek additional financing to respond to competitive pressures or to undertake initiatives not currently contemplated. We may be unable to obtain the additional financing we need. Even if we are successful in raising additional financing, sales of our capital stock may be dilutive to existing stockholders, while the incurrence of indebtedness may limit our operating flexibility. Failure to secure additional financing in a timely manner and on acceptable terms could have a material adverse effect on our financial performance and stock price and could require us to delay or abandon our business strategy and limit our ability to compete.

Our sales performance may suffer if systems integrators and other strategic partners do not actively promote our products or pursue installations that use our products.

We obtained approximately 55% of our revenue in 2006 from sales to systems integrators and other strategic partners that sell our products. We cannot control the amount and timing of resources that these partners devote to promote our products or pursue installations that use our products. Some of our relationships with these partners have not been formalized in a written contract and may be subject to termination at any time. Even where we have executed written contracts, the agreements are often terminable with little notice and may be subject to periodic amendment. We may not be able to find and negotiate relationships on acceptable terms.

The loss of a key customer could reduce our revenues and gross profit.

In any given year, one or more systems integrators could individually represent more than 10% of our revenue depending upon the size and magnitude of their projects. Although no single customer accounted for 10% or more of our revenue in 2005, in 2006, we derived 15% of our revenue from a single systems integrator customer, Sagem Morpho. In the three months ended March 31, 2007, we derived 13.6% and 9.6% of our revenue from Sagem Morpho and Bundesdruckerei, respectively. Further, the loss of Sagem Morpho as a customer or the loss of another key systems integrator customer could reduce our revenue and gross profit. Other than Sagem Morpho, no individual customer accounted for more than 10% of our revenue in 2006. We have an agreement with Sagem Morpho that provides for general terms and conditions of product sales and obligates Sagem Morpho to purchase minimum quantities of certain of our products over the term of the agreement. Sagem Morpho may not renew this agreement or maintain or increase its volume of orders for our products and services in the future. If Sagem Morpho reduces its purchases of our products and services, or if we are required to sell products to Sagem Morpho at reduced prices or on less favorable terms, our revenue and gross profit could be adversely affected.

Our principal stockholder may be able, under certain circumstances, to exercise a significant influence over matters requiring stockholder approval.

After completion of this offering, Smiths Group Holdings Netherlands B.V., or Smiths, will beneficially own approximately 18.3% of our outstanding common stock, or 17.3% of our outstanding common stock if the underwriters exercise their over-allotment option in full. As a result, Smiths may be able, under certain circumstances, to exercise significant influence over matters requiring stockholder approval, including the election of directors, equity compensation plans and significant corporate transactions. For example, Smiths may vote against a transaction involving an actual or potential change of control of our company or other transaction that you may deem to be in the stockholders’ best interests. In addition, two of our directors, whose terms expire at our 2009 and 2010 annual meetings, respectively, were designated for appointment to our board of directors by Smiths. Following this offering, Smiths will no longer be entitled to designate directors to our board.

We have never operated as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the NASDAQ Stock Market have imposed various requirements on public companies, including public disclosure, internal control, changes in corporate governance practices and other matters. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Our limited experience with a recently implemented accounting system may cause delays in the preparation of our financial results.

We recently implemented a new accounting system to improve our financial reporting capabilities. We expect that the new system will allow us to expedite the preparation of our financial statements, as well as provide our management team with additional analytical capabilities so we can manage our business more effectively. However, until we have additional experience with our accounting system, we cannot be certain that our financial reporting can be prepared without significant additional resources and management oversight or without significant delays.

If we fail to maintain proper and effective internal controls over financial reporting or fail to implement any required changes, our ability to produce accurate financial statements could be impaired, which could increase our operating costs, impair our ability to operate our business and adversely affect our stock price.

Ensuring that we have adequate internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act effective with the end of our 2008 fiscal year.

In connection with our 2006 audit, we have determined that we had a “material weakness” in our internal controls over financial reporting as defined in standards established by the American Institute of Certified Public Accountants relating primarily to the existence of significant deficiencies in our disclosure and presentation of financial information in accordance with U.S. GAAP. Management, together with our independent registered public accounting firm, jointly identified significant deficiencies and agreed that when considered in the aggregate, these significant deficiencies constitute a material weakness in the Company’s internal control over financial reporting as of December 31, 2006. We record certain manual journal entries as part of our closing process. We identified a weakness in the design of a control that requires a review of these journal entries and supporting analysis by someone other than the preparer prior to being recorded in the general ledger. We did not maintain effective controls over reconciliations of certain financial statement accounts. Specifically, controls over the preparation, review and monitoring of certain account reconciliations and data validation were not operating effectively to ensure that account balances were accurate and supported with appropriate underlying detail, calculations or other documentation. As a result of these deficiencies, adjustments were recorded to our financial statements. These findings and the related adjustments individually constitute significant deficiencies that when aggregated together form a material weakness in internal controls. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Any failure to maintain adequate internal controls, or the inability to produce accurate financial statements on a timely basis, could increase our operating costs and impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements could adversely affect our stock price. Implementing any required changes to our internal controls may require modifications to our existing accounting systems or additional accounting personnel. This could be costly and distract our officers, directors and employees from the operation of our business. Even if implemented, these changes may not, however, be effective in maintaining the adequacy of our internal controls by the time we complete this offering.

We will record substantial expenses related to our issuance of stock-based compensation, which may have a negative impact on our operating results for the foreseeable future.

Effective January 1, 2006, we adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), for stock-based employee compensation. Our stock-based compensation expenses are expected to be significant in future periods, which will have an adverse impact on our operating income and net income. SFAS No. 123(R) requires the use of subjective assumptions, including the option’s expected life and the price volatility of our common stock. Changes in the subjective input assumptions can materially affect the amount of our stock-based compensation expense. In addition, an increase in the competitiveness of the market for qualified employees could result in an increased use of stock-based compensation awards, which in turn would result in increased stock-based compensation expense in future periods.

Risks Related to this Offering

We do not know whether a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock has been determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria of our value. It is possible that in one or more future periods our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The price of the common stock may fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	general economic conditions and trends;

•	catastrophic events;

•	sales of large blocks of our stock; and

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Future sales of our common stock in the public market, or the perception that such sales could occur, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through future public offerings of our equity securities. Beginning approximately 180 days after completion of this offering, 22,208,823 shares of our common stock will be eligible for sale in the public market, of which the sale of 1,843,525 shares will be subject to volume, manner of sale and other limitations contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and of which 5,484,547 shares represent common stock subject to options that, if exercised, will be eligible for resale pursuant to Rule 701 under the Securities Act. In addition, we have granted holders of 16,861,276 shares of our outstanding common stock rights to require us, subject to conditions, to register the public sale of their shares under the Securities Act. See “Shares Eligible for Future Sale” elsewhere in this prospectus.

We do not anticipate paying any cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We also are restricted from paying dividends by our existing credit agreement. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of the common stock increases and you sell your shares.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which was $1.11 as of March 31, 2007. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. These provisions include:

•

a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year, thereby making it more difficult for an acquiror or for other stockholders to change the composition of the board of directors;

•

the ability of our board of directors to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval, which may discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company;

•	a requirement that stockholders provide advance notice of their intention to nominate a director or to propose any other business at an annual meeting of stockholders;

•	a prohibition against stockholder action by means of written consent unless otherwise approved by our board of directors in advance; and

•

the application of Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

Our management will retain broad discretion to allocate the net proceeds we receive from this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We will use a portion of the net proceeds to repay in full the $4.4 million principal amount, along with accrued interest, outstanding as of June 30, 2007 under our term loan, and we anticipate that we will use the remainder of the net proceeds that we receive from the offering for working capital and general corporate purposes as well as funding for possible acquisitions. Our management might not be able to achieve a significant return, if any, on any investment of these net proceeds.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The risks described under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

MARKET AND INDUSTRY DATA

Market data and industry statistics used in this prospectus are based on independent industry publications and other publicly available information.

USE OF PROCEEDS

We estimate that we will receive $114.2 million in net proceeds from our sale of the 8,333,334 shares of common stock sold by us in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $15, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from this offering by approximately $7.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our management will have significant flexibility in applying the net proceeds of the offering. We expect to use our net proceeds from the offering for working capital and general corporate purposes as well as funding for possible acquisitions. We also expect to use a portion of our net proceeds to pay in full the $4.4 million principal amount, along with accrued interest, outstanding under our term loan agreement with Silicon Valley Bank as of June 30, 2007. The loan bears interest at 9.5% and matures on February 1, 2010. We have used the proceeds of the loan for working capital and other general corporate purposes.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund acquisitions. We have no agreement with respect to any future acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Pending their use, we will invest the net proceeds of the offering in a variety of capital preservation investments, including short-term or long-term interest-bearing, marketable securities.

We will not receive any of the proceeds from the sale by the selling stockholders of shares of common stock in the offering, including any shares sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, if any, on our common stock will be determined by our board of directors in light of factors the board of directors deems relevant, including our earnings, operations, capital requirements and financial condition and restrictions in any future financing agreements. In addition, the terms of our loan and security agreement with Silicon Valley Bank do not permit us to pay dividends.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering and the termination of the put option held by Smiths Group Holdings Netherlands B.V. in connection with the acquisition of Smiths Heimann Biometrics GmbH; and

•

on a pro forma as adjusted basis to reflect (i) the sale of 8,333,334 shares of common stock in this offering by us at an assumed initial public offering price of $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses, and the application of our net proceeds from the offering in the manner described under “Use of Proceeds”; (ii) the automatic conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering; and (iii) the termination of the put option held by Smiths Group Holdings Netherlands B.V. in connection with the acquisition of Smiths Heimann Biometrics GmbH.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	March 31, 2007
	Actual	Pro forma	Pro forma, As Adjusted
	(unaudited)
	(In thousands)
Cash and cash equivalents	$20,335	$20,335	$129,624

Total debt, including current portion	$4,861	$4,861	$—

Preferred stock, $0.01 par value per share: 1,200,000 shares of Series A convertible redeemable preferred stock authorized, 922,500 shares issued and outstanding, actual and no shares issued and outstanding, pro forma and pro forma as adjusted	7,393	—	—

Common stock—subject to put option, $0.01 par value per share: 198,800,000 shares authorized, 7,494,162 issued and outstanding, actual and no shares issued and outstanding, pro forma and pro forma as adjusted	89,930	—	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 198,800,000 shares authorized, 12,338,892 issued and outstanding, actual, 200,000,000 shares authorized, 20,294,298 shares issued and outstanding pro forma and 200,000,000 shares authorized, 28,627,632 shares issued and outstanding, pro forma as adjusted	123	203	286
Undesignated preferred stock, $0.01 par value per share: No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	68,143	165,386	279,453
Accumulated deficit	(54,776)	(54,776)	(54,776)
Accumulated other comprehensive loss	9,724	9,724	9,724

Total stockholders’ equity	23,214	120,537	234,687

Total capitalization	$125,398	$125,398	$234,687

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $7.8 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The outstanding share information as of March 31, 2007 shown in the table above excludes 6,797,471 shares of common stock issuable upon the exercise of stock options and 1,442,466 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2007. The number also excludes 3,192,805 shares of our common stock reserved for issuance under our new 2007 Omnibus Incentive Plan.

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Historical net tangible book value represents the amount of our total tangible assets reduced by our total liabilities and Series A convertible redeemable preferred stock. Tangible assets equal our total assets less goodwill and intangible assets. Historical net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of March 31, 2007, our historical net tangible book value was $22.1 million and our historical net tangible book value per share was $1.11. The pro forma net tangible book value of our common stock as of March 31, 2007 was $29.5 million or $1.45 per share, based on the number of shares of common stock outstanding as of March 31, 2007, after giving effect to the conversion of all outstanding Series A convertible redeemable preferred stock into shares of common stock upon consummation of this offering.

After giving effect to the sale of 8,333,334 shares of common stock in the offering at an initial public offering price of $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the estimated net proceeds from the offering, our adjusted net tangible book value as of March 31, 2007 would have been $143.7 million, or $5.02 per share. This represents an immediate increase in net tangible book value of $3.57 per share to existing stockholders and an immediate dilution of $9.98 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of March 31, 2007	$1.11
Pro forma increase in net tangible book value attributable to conversion of convertible preferred stock	0.34

Pro forma net tangible book value per share immediately before this offering	1.45
Pro forma increase in net tangible book value per share attributable to new investors	3.57

Pro forma adjusted net tangible book value per share after the offering		5.02

Pro forma dilution per share to new investors		$9.98

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our net tangible book value per share after the offering by approximately $0.27, and dilution per share to new investors by approximately $0.73, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase 1,775,000 additional shares in this offering, the adjusted net tangible book value per share after the offering would be $5.54 per share, the increase in the adjusted net tangible book value per share to existing stockholders would be $4.09 per share and the dilution to new investors purchasing shares in this offering would be $9.46 per share.

The following table illustrates, on the as adjusted basis described above as of March 31, 2007, the total number of shares held, total consideration paid and average price per share paid by existing stockholders and by new investors for the shares of common stock, assuming the sale of shares of common stock in the offering at an initial public offering price of $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Assuming No Exercise of Over-Allotment Option
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	20,294,298	70.9%	$140,639,367	52.9%	$6.93
New investors	8,333,334	29.1	125,000,010	47.1	$15.00

Total	28,627,632	100.0%	$265,639,377	100.0%	$9.28

The data in the table above assumes that outstanding options and warrants to purchase common stock are not exercised. As of March 31, 2007, options to purchase 6,797,471 shares of common stock at a weighted average exercise price of $11.44 per share and warrants to purchase 1,442,466 shares of common stock at a weighted average exercise price of $12.89 per share were outstanding. If all those options and warrants had been exercised, the dilution to new investors purchasing shares in the offering as of March 31, 2007 would have decreased by $1.49 per share to $8.49 per share. To the extent that any options or warrants are granted in the future and are exercised, new investors may experience dilution.

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease total consideration paid by new investors by $8.3 million, total consideration paid by all stockholders by $8.3 million and the average price per share paid by all stockholders by $0.29.

If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to approximately 66.8% of the total number of shares of common stock outstanding after this offering and the number of shares of our common stock held by new investors will increase to 10,108,334, or approximately 33.2% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows our selected consolidated statements of operations and other financial and operating data for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 and our balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 and March 31, 2007. The selected consolidated statements of operations and the other financial data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which appear elsewhere in this prospectus. The selected consolidated statements of operations and the other financial data for the three months ended March 31, 2006 and 2007 and the selected balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP, which appear elsewhere in this prospectus. The selected consolidated statement of operations and the other financial data for the year ended December 31, 2003 and the selected balance sheet as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this prospectus. The selected consolidated statement of operations and other financial data for the year ended December 31, 2002 and selected balance sheet data as of December 31, 2002 are derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

You should read the selected consolidated financial data and the pro forma financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005(1)	2006(2)	2006	2007
						(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Product revenue	$23,068	$19,092	$28,397	$41,268	$69,725	$15,978	$19,781
Service revenue	1,479	3,151	3,411	4,932	7,213	1,540	2,386

Total revenue	24,547	22,243	31,808	46,200	76,938	17,518	22,167

Cost of product revenue	8,220	9,316	13,234	21,525	36,685	8,512	9,065
Cost of service revenue	467	1,351	2,568	2,973	4,018	939	1,245

Total cost of revenue	8,687	10,667	15,802	24,498	40,703	9,451	10,310

Gross profit	15,860	11,576	16,006	21,702	36,235	8,067	11,857

Selling and marketing expenses	3,282	4,743	5,998	6,024	9,994	1,955	2,646
Research and development expenses	6,033	7,909	8,423	10,606	14,273	3,318	3,345
General and administrative expenses	4,996	6,103	6,165	9,393	21,242	4,722	5,587

Operating expenses	14,311	18,755	20,586	26,023	45,509	9,995	11,578

Operating income (loss)	1,549	(7,179)	(4,580)	(4,321)	(9,274)	(1,928)	279

Other (expense) income, net	(2,639)	(4,798)	(35)	191	505	77	56

(Loss) income before income taxes	(1,090)	(11,977)	(4,615)	(4,130)	(8,769)	(1,851)	335
Provision for income taxes	—	—	—	805	2,500	951	913

Net loss	$(1,090)	$(11,977)	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)

Net loss per share, basic and diluted(3)	$(0.13)	$(1.29)	$(0.48)	$(0.39)	$(0.60)	$(0.15)	$(0.03)
Weighted average shares outstanding, basic and diluted	8,607,289	9,300,465	9,718,771	13,180,223	19,399,345	18,495,386	19,822,099

Pro forma net loss per share, basic and diluted(5)					$(0.57)		$(0.03)
Pro forma weighted average shares outstanding, basic and diluted					19,860,589		20,283,343

Other Data:
Depreciation and amortization(4)	$547	$1,305	$1,149	$1,548	$2,404	$483	$763
Amortization of intangible assets(4)	—	—	—	960	2,535	585	678
Capital expenditures	1,900	1,292	889	1,802	2,915	395	433

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006	Actual	Pro forma(5)
						(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,860	$3,645	$6,151	$11,855	$19,823	$20,335	$20,335
Working capital(6)	8,423	12,388	10,850	26,533	31,050	33,577	33,577
Total assets	21,854	20,574	20,968	123,074	144,346	150,447	150,447
Total deferred revenue	2,429	2,297	3,141	3,314	3,725	3,396	3,396
Total debt	999	42	68	23	3,000	4,861	4,861
Stockholders’ equity	8,746	14,514	9,915	9,554	21,767	23,214	120,537

(1)	Includes the results of operations of Smiths Heimann Biometrics GmbH from the date of acquisition on August 1, 2005 through December 31, 2005.
(2)	Includes the results of operations of Smiths Heimann Biometrics GmbH for the full year in 2006.
(3)	Because we had net losses for all periods presented, all common stock equivalents were antidilutive during these periods, and therefore are excluded from the weighted average shares outstanding. The total common stock equivalents excluded from the calculation of weighted average shares outstanding were as follows:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Convertible preferred stock	37,940	359,783	460,771	459,306	461,250
Stock options	830,972	776,895	923,353	737,963	998,511
Warrants	1,057,179	905,255	229,124	480,959	83,828

Total	1,926,091	2,041,933	1,613,248	1,678,228	1,543,589

(4)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets.
(5)	On a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred stock into 461,244 shares of common stock upon completion of this offering and the termination of the put option held by Smiths Group Holdings Netherlands B.V. in connection with the acquisition of Smith Heimann Biometrics GmbH. See Note 16 to our Consolidated Financial Statements, which appear elsewhere in this prospectus.
(6)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and the other financial information that appear elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Forward-Looking Statements” for information about such statements.

Overview

We are a global provider of biometric technologies designed to protect people, property and privacy. Our customers include systems integrators, governments, law enforcement agencies and businesses around the world that use our products in identity management systems. Our products include fingerprint, palm and full-hand scanning devices, commonly known in the industry as Livescan devices, document readers and proprietary software, such as criminal booking, civil identification and facial recognition applications. We offer customized solutions to address our customers’ needs by combining our proprietary software applications with our biometric devices and third-party technologies. In addition, we provide maintenance and installation and training services.

We sell our products directly to customers through our internal sales force, or indirectly through systems integrators and other strategic partners. Our hardware and software products have been integrated into large-scale identity management projects, such as the U.S. Department of Homeland Security’s US-VISIT program and IDENT1 in the United Kingdom. We do not normally compete with the large systems integrators as the prime contractor for these large-scale deployments—instead, we are often engaged as a subcontractor to supply our biometrics products. We believe that it is also important to establish and maintain strong direct relationships with end-users in large-scale deployments (including government agencies) because these end-users often influence or control the selection of products deployed in their large-scale projects. We intend to continue to focus on this mix of direct sales efforts and teaming with systems integrators.

In August 2005, we acquired Smiths Heimann Biometrics GmbH, a leading provider of finger and palm print biometric devices and document readers headquartered in Jena, Germany. This acquisition significantly increased our revenue, expanded our international presence, enhanced our product offerings and increased our manufacturing, engineering and research and development capabilities. We subsequently renamed the acquired company Cross Match Technologies GmbH, or CMTG. In May 2006, we acquired C-Vis Computer Vision and Automation GmbH, or C-Vis, a respected European leader in developing and deploying facial recognition systems. This acquisition provides us valuable technology that enhances our ability to provide products using multiple biometric technologies. See “Acquisitions” below for further discussion of these acquisitions. Results of operations for these entities are included from the date of acquisition.

The market for biometric-enabled identity management products continues to grow as consumers of identity management products demand products that address their rapidly changing identity management needs. As the market continues to grow, we intend to capitalize on our market leadership; further penetrate markets with existing products; maintain technology leadership; leverage manufacturing, technology and operating expertise to produce efficiencies; and continue to pursue acquisitions of, and strategic relationships with, businesses that complement our existing technologies, enhance our product offerings and expand our customer base.

As a growing company in a relatively new and expanding industry, we believe that our greatest challenges are adhering to our focused strategy that builds on our core competencies and making the right decisions as to which opportunities we pursue. Effectively managing product life cycles and dealing with breakthrough technologies and new market entrants will also be an ongoing challenge.

We expect that increases in revenues will result primarily from winning awards for new government programs. See “Outlook” below. When we win a government procurement award, whether directly or through a systems integrator, we do not generally enter into long-term government contracts that contain minimum purchase or similar requirements or provide for renegotiation of profits or cancellation at the election of the government. Rather, orders for our products are typically made on a rolling basis as the government initiative is implemented. Accordingly, it is difficult to predict the timing and amount of orders under any particular government award. Individual orders, both government and commercial, represent a significant portion of our revenue and net income in any particular period. Accordingly, our results of operations may vary from quarter to quarter due to the timing or deferral of a single order.

We evaluate our business primarily through financial metrics such as revenue, gross profit margins and earnings before interest, taxes, depreciation and amortization (EBITDA). An important non-financial metric is time to market with new and innovative products that meet or exceed customer requirements and expectations.

Outlook

With our acquisition of CMTG in August 2005, and the introduction since then of several important new products, including the L SCAN Guardian, L SCAN 1000P, Verifier 310 and our PIV One enrollment system, we believe our current business is well-positioned to benefit from the anticipated growth in the biometrics industry.

We believe the following key factors will affect our future results of operations:

Recent Significant Orders. We have recently received several significant orders, including an order from UKvisas, the visa management program of the United Kingdom, and orders from the U.S. Department of State Office of Consular Affairs and the Swedish Migration Board in connection with their border control initiatives. We expect these orders, which have not yet resulted in any significant revenue, will lead to additional orders for our products and services in the near future.

New Governmental Programs. Our future growth will depend on our ability to continue to win significant awards under future government initiatives. Some of the larger prospective government initiatives that are expected to present opportunities for us over the next several years include:

•

Visa Programs. Governments worldwide are currently implementing or are expected to implement new visa projects that will require the collection of digital fingerprint scans from all visa applicants at embassies and consulates worldwide and the issuance of machine-readable visas and other travel and entry documents that use fingerprint and other biometric identifiers. These programs are intended to make travel documents more secure by preventing persons listed as security risks from obtaining visas and also to verify the identity of an individual presenting a visa at a border entry point. There are approximately 20 such initiatives planned in Europe alone over the next three years. In addition, Japan has announced its intention to launch a biometric visa program.

•

Introduction of e-Passports. Governments worldwide, including governments in Australia, Germany and the United States, are in the process of implementing electronic passport, or e-passport, systems in which they issue travelers passports with electronic chips that contain the bearer’s biometric and biographic data. An additional 20 e-passport projects are expected to be launched in Europe within the next three years, and we anticipate that an increasing number of countries will adopt similar e-passport systems in the future.

•

Border Control. Japan and the United Kingdom are implementing biometric-based border control procedures similar to the US-VISIT program in the United States. Under these programs, fingerprints and digital photographs will be used to document persons entering the country at border entry points. The US-VISIT program, which currently requires the collection of two fingerprints from non-U.S. citizens entering the United States, will soon require the collection of ten fingerprints from such persons. We anticipate that an increasing number of countries will adopt similar border control methods and tenprint requirements will become the standard.

•

Civil Identification. The use of biometrics embedded in national identification documents and other civil identification credentials, such as voter registration cards, is expanding worldwide. Several countries, including China, Congo, Morocco and Saudi Arabia, are in the process of implementing civil registration and identification projects that require the collection and analysis of biometric information to combat voter fraud and to facilitate more accurate identity verification. We anticipate that an increasing number of countries, particularly developing countries, will adopt similar civil registration and identification projects.

•

Criminal Applications. Law enforcement agencies worldwide are using biometric data to meet their identity management needs. The implementation of standards-based criminal databases has increased the need for forensic-quality biometric identification products, such as our fingerprint scanning devices, that support the submission of standards-compliant biometric data for inclusion in large criminal data bases, such as state and local AFIS and the FBI’s IAFIS. Law enforcement agencies in Australia, Japan, Morocco, the Netherlands, Poland, Saudi Arabia and Taiwan have announced their intention to implement nationwide criminal biometric identification projects in the coming years. In addition, the FBI is currently developing its next generation IAFIS in response to increased demand and changing needs of its users as more law enforcement and other authorized agents around the world seek access to the current IAFIS. We expect that the FBI’s next generation IAFIS will support more advanced fingerprint images as well as multiple biometrics, such as face and iris, thereby creating a more extensive database that will be interoperable with other advanced technologies.

We expect to participate in the procurement process of many, if not all, of these programs directly and together with our strategic partners. When we are a subcontractor providing biometric technologies, we are often selected to participate in more than one team competing for the same award, which enhances our chances of joining in the winning bid. For example, we partnered with all but one of the prime bidders in the recent Transportation Workers Identification Credential, or TWIC, request for proposal process in which our partner, Lockheed Martin, was the successful bidder.

Evolution of Commercial Sector. Our future growth will also be influenced by the evolution of the commercial sector. We expect that the commercial sector will follow the lead of governments in adopting and deploying biometric technologies, which will increase our business opportunities. We believe that the following industries will provide us with the most opportunities in the commercial market over the next several years:

•

Travel. Biometric technologies are increasingly used by commercial entities for employee authentication in airports and seaports, verification of passengers’ identities and surveillance in passenger terminals and other points of entry.

•

Financial. Financial institutions and other enterprises with a need to restrict access to assets and confidential information continue to adopt biometric technologies to enhance security and perform required background checks on employees and applicants.

•	Critical Infrastructure. There is increasing use of biometric technologies to protect critical facilities, including power plants and industrial manufacturing facilities, from unauthorized access.

•

Healthcare. Biometric technologies are being used by healthcare organizations for patient and employee identification and to meet legislative demands for integrity, confidentiality and privacy of healthcare records.

Although we expect that most of our opportunities over the next several years will continue to be derived from government procurements, we see the commercial sector as an important long-term source of additional opportunities and growth.

New Products. We expect the sectors of the biometrics industry in which we compete to continue to respond to demand for innovative products, as the needs of our customers evolve and as new and enhanced products and solutions are developed to address these needs. We expect our broad installed products base to present opportunities for new and repeat business. We are currently developing a number of new products, including mobile iris scanners and mobile wireless multi-function devices. We are also working on improvements to existing products, such as document readers and access control devices, which we believe are important to our long-term growth. Our acquisition of C-Vis in 2006 added advanced facial recognition technology to our product offerings.

Scalability. We believe we can meet increased demand for our products without significant additional capital expenditures and operating expenses, which we believe will contribute to our future profitability. Manufacturing capacity at our existing facilities can be significantly increased primarily with additional labor and minimal new tooling and equipment. In addition, our fixed infrastructure is capable of handling or managing significantly larger business volumes without material increases in administrative expenses and personnel.

Description of our Revenue, Cost of Revenue and Operating Expenses

Revenue

We derive our revenue from sales of products and services. To generate product revenue, we sell biometric devices such as our fingerprint, palm and full-hand scanning devices and related identity management products and systems, which may include a combination of our hardware and software products. We derive our service revenue primarily from maintenance contracts and installation and training services provided in connection with product sales. Historically, our revenue growth has been derived from a combination of increased sales to existing customers and sales to new customers. We expect this trend to continue.

In 2006, we earned substantially all of our revenue from sales of fingerprint-based biometric products. Within this category, tenprint Livescan devices account for a majority of these sales. We have recently seen a trend in the marketplace towards the use of tenprint Livescan devices over single-finger scanning devices. For example, our LSCAN Guardian, a tenprint Livescan device which we introduced in 2006, has quickly become our top-selling fingerprint product. The marketplace’s move toward tenprint Livescan devices, particularly influenced by the U.S. and non-U.S. government markets, has resulted in a decline in sales of our single-finger scanning devices. However, sales of single-finger scanning devices remain strong in local law enforcement markets and we expect the market for single-finger scanning devices will improve with the adoption of wireless technologies and improvements in matching algorithms for single-finger applications. We expect sales of tenprint Livescan devices to more than offset any decline in sales of single-finger scanning devices. Our palm and full-hand scanning devices are higher-priced products primarily used by law enforcement and government agencies in advanced applications. We believe that demand for these devices is increasing.

In 2006, sales of our document readers represented less than 1% of our revenues. Over the near term, we expect that document readers will continue to represent a small percentage of our revenues. We believe, however, that document readers will become a more important part of our business in the future as biometrics are linked to identification credentials such as passports, drivers’ licenses and identity cards.

In 2006, sales of our facial recognition software represented less than 1% of our revenues. Over the near term, we expect that facial recognition software will continue to represent a small percentage of our revenues. However, we believe that facial recognition software will become an important part of our business in the future. We believe that facial recognition addresses an important market need for unobtrusive, non-invasive identification, such as in airports, casinos, rail stations and other public venues. Also, according to IBG, facial recognition is one of the fastest growing segments of the biometrics industry.

Cost of Revenue

Our cost of revenue primarily consists of two components:

Cost of Product Revenue. Cost of product revenue includes direct product costs, such as labor and materials and related overhead.

Cost of Service Revenue. Cost of service revenue consists primarily of salary and other personnel-related costs incurred in connection with our provision of maintenance and installation and training services. Cost of service revenue also includes allocated overhead expenses for our professional services and product support personnel, as well as travel-related expenses for our staff to perform work at a customer’s site.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of the following:

•	personnel and related costs for employees engaged in sales and marketing, including salaries and commissions, related employee benefit costs and allocated overhead expenses;

•	travel-related expenses to meet with existing and potential customers and for other sales and marketing related purposes; and

•	marketing and public relations expenses, including costs for marketing materials and other marketing events, such as trade shows, industry conventions and advertising.

Research and Development. Research and development expenses represent the costs of experimental research, developing new products, modifying existing products and product management. These expenses primarily consist of costs related to our research and development personnel, such as salaries, employee benefits, consulting fees and allocated overhead.

General and Administrative. General and administrative expenses represent the costs and expenses of managing and supporting our operations. General and administrative expenses consist primarily of the following:

•

personnel and related costs, including salaries, employee benefits and allocated overhead expenses for our executives, finance, human resources, corporate information technology systems, legal and other administrative personnel;

•	legal, accounting and other professional fees;

•	recruiting and training costs;

•	travel-related expenses for executives and other administrative personnel; and

•	computer maintenance and support for our internal information technology system.

Results of Operations

The following table presents selected operations data for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)
Revenue:
Product revenue	$28,397	$41,268	$69,725	$15,978	$19,781
Service revenue	3,411	4,932	7,213	1,540	2,386

Total revenue	31,808	46,200	76,938	17,518	22,167

Cost of revenue:
Cost of product revenue	13,234	21,525	36,685	8,512	9,065
Cost of service revenue	2,568	2,973	4,018	939	1,245

Total cost of revenue	15,802	24,498	40,703	9,451	10,310

Gross profit	16,006	21,702	36,235	8,067	11,857

Operating expenses:
Selling and marketing expenses	5,998	6,024	9,994	1,955	2,646
Research and development expenses	8,423	10,606	14,273	3,318	3,345
General and administrative expenses	6,165	9,393	21,242	4,722	5,587

Operating expenses	20,586	26,023	45,509	9,995	11,578

Operating (loss) income	(4,580)	(4,321)	(9,274)	(1,928)	279

Other income (expense), net	(35)	191	505	77	56

(Loss) income before income taxes	(4,615)	(4,130)	(8,769)	(1,851)	335
Provision for income taxes	—	805	2,500	951	913

Net loss	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)

The following table presents selected operations data for the periods indicated expressed as a percentage of revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue:
Product revenue	89.3%	89.3%	90.6%	91.2%	89.2%
Service revenue	10.7	10.7	9.4	8.8	10.8

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of Revenue:
Cost of product revenue (as a percentage of product revenue)	46.6	52.2	52.6	53.3	45.8
Cost of service revenue (as a percentage of service revenue)	75.3	60.3	55.7	61.0	52.2

Total cost of revenue	49.7	53.0	52.9	54.0	46.5

Gross profit	50.3	47.0	47.1	46.0	53.5

Operating expenses:
Selling and marketing expenses	18.9	13.0	13.0	11.2	11.9
Research and development expenses	26.5	23.0	18.6	18.9	15.1
General and administrative expenses	19.4	20.3	27.6	27.0	25.2

Operating expenses	64.8	56.3	59.2	57.1	52.2

Operating (loss) income	(14.5)	(9.3)	(12.1)	(11.1)	1.3

Other income (expense), net	(0.1)	0.4	0.7	0.4	0.3

(Loss) income before income taxes	(14.6)	(8.9)	(11.4)	(10.7)	1.6
Provision for income taxes	0.0	1.7	3.2	5.4	4.1

Net loss	(14.6)%	(10.6)%	(14.6)%	(16.1)%	(2.5)%

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Revenue

Revenue for the three months ended March 31, 2007 increased $4.6 million, or 26.5%, to $22.2 million from $17.5 million for the three months ended March 31, 2006. Product revenue increased $3.8 million, or 23.8%, to $19.8 million for the first three months of 2007 from $16.0 million for first three months of 2006. The increase in product revenue was primarily due to an increase in tenprint device sales of approximately $4.6 million and increased single fingerprint device sales of approximately $1.5 million. These increases were partially offset by a decrease in palm print device sales of approximately $2.4 million. Included in these amounts is a positive impact of approximately $971,000 resulting from an increase in the average Euro to Dollar exchange rate for the first three months of 2007 compared to the first three months of 2006. Service revenue increased $846,000, or 54.9%, to $2.4 million for first three months of 2007 from $1.5 million for the first three months of 2006. The increase in service revenue was primarily due to increases in fingerprinting services and installation services of approximately $357,000 and $177,000, respectively.

Cost of Revenue and Gross Profit

Cost of revenue for the first three months of 2007 increased $859,000, or 9.1%, to $10.3 million from $9.5 million for the first three months of 2006. Approximately $465,000 of the increase was due to the increase in the average Euro to Dollar exchange rate for the first three months of 2007 compared to the first three months of 2006. Gross profit as a percentage of revenue was 53.5% for the first three months of 2007 compared to 46.0% of revenue for the first three months of 2006. Gross profit on product revenue increased to 54.2% for the first three months of 2007 from 46.7% for the first three months of 2006. The increase in gross profit on product revenue was primarily due to the sale of tenprint products with higher gross margins. Gross profit on service revenue increased to 47.8% for the first three months of 2007 from 39.0% for the first three months of 2006. The higher gross profit on service revenue resulted primarily from the increase in revenue without a corresponding increase in costs. Costs related to our service revenue, the largest of which are compensation costs, are relatively fixed. Therefore, incremental revenue has a positive impact on gross profit.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased $691,000 to $2.6 million, or 11.9% of revenue for the first three months of 2007 from $2.0 million, or 11.2% of revenue, for the first three months of 2006. The increase in selling and marketing expenses was due to expenses we incurred to expand the infrastructure necessary to support the level of sales activities and sales support required for our continued growth. The increased costs were primarily attributable to compensation and benefits costs of $220,000, professional consulting fees of $130,000 and various operating expenses such as travel and office expenses. Additionally, stock compensation expense increased $246,000 for the first three months of 2007 compared to the first three months of 2006 due to an increase in the number of options granted since March 31, 2006 and due to additional compensation expense recognized as a result of the modification of a terminated employee’s stock option agreement.

Research and Development Expenses. Research and development expenses were $3.3 million, or 15.1 % of revenue, for the first three months of 2007 compared to $3.3 million, or 18.9% of revenue, for the first three months of 2006. We incurred increased costs of approximately $400,000 associated with augmenting the research and development team to support the continuing development of new and enhanced products. In addition, stock compensation expense increased $108,000 for the first three months of 2007 compared to the first three months of 2006 due to an increase in the number of options granted since March 31, 2006. These increased costs were offset by a decrease in research and development expenses associated with Authorizer Technologies, Inc. (“ATI”), a wholly-owned subsidiary we spun-off to our stockholders in June 2006.

General and Administrative Expenses. General and administrative expenses increased to $5.6 million, or 25.2% of revenue, for the first three months of 2007 from $4.7 million, or 27.0% of revenue, for the first three months of 2006. Approximately $255,000 of the increase in general and administrative expenses was due to increased costs for compensation and benefits associated with expanding our administrative and compliance infrastructure, particularly the senior management team and the finance, legal and information technologies departments. Legal and professional fees also increased approximately $150,000 related to the preparation for our initial public offering. Additionally, stock compensation expense increased $434,000 for the first three months of 2007 compared to the first three months of 2006 due to an increase in the number of options granted since March 31, 2006.

Other Income (Expense), Net

Other income, which primarily reflects interest income, was $56,000 for the first three months of 2007 compared to $77,000 for the first three months of 2006.

Provision for Income Taxes

The provision for income taxes was $913,000 for the first three months of 2007 compared to $951,000 for the first three months of 2006. The income tax expense is attributable to CMTG profits.

We had no provision or benefit for U.S. income taxes for the first three months of 2007 due to the net loss for the three months and a full valuation allowance against net operating loss carryforwards. We did not recognize any deferred tax assets as a result of losses generated for purposes of U.S. income taxes. Management believes that sustained, profitable financial performance is necessary before the recognition of any deferred tax assets.

Net Loss

As a result of the foregoing factors, we had a net loss of $578,000 for the three months ended March 31, 2007 compared to a net loss of $2.8 million for the three months ended March 31, 2006, a decrease of $2.2 million.

2006 Compared to 2005

Revenue

Revenue for 2006 increased $30.7 million, or 66.5%, to $76.9 million from $46.2 million for 2005. Product revenue increased $28.5 million, or 69.0%, to $69.7 million for 2006 from $41.3 million for 2005. Of this increase in product revenue, $24.8 million was attributable to the inclusion of a full year of CMTG revenue in our 2006 results. The remaining increase in product revenue was primarily due to increases in the sales of tenprint devices, palm print devices and parts and peripherals of approximately $2.0 million, $1.3 million and $1.3 million, respectively. These increases were partially offset by a decrease in the sales of single fingerprint devices of approximately $874,000. The increase in the sales of tenprint and palm print devices was driven primarily by government mandated initiatives whereas the decrease in single fingerprint devices resulted primarily from fewer large volume sales opportunities in 2006 compared to 2005.

Service revenue increased $2.3 million, or 46.2%, to $7.2 million for 2006 from $4.9 million for 2005. This increase in service revenue was primarily attributable to the inclusion of a full year of CMTG revenue in our 2006 results.

Cost of Revenue and Gross Profit

Cost of revenue for 2006 increased $16.2 million, or 66.1%, to $40.7 million, from $24.5 million for 2005. Gross profit was 47.1% of revenue for 2006 compared to 47.0% of revenue for 2005. Gross profit on product revenue decreased to 47.4% for 2006 from 47.8% for 2005. The decrease in gross profit on product revenue was primarily attributable to the inclusion of a full year of CMTG revenue in our 2006 results, on which we realized lower margins. Gross profit on service revenue increased to 44.3% for 2006 from 39.7% for 2005. The higher gross profit on service revenue resulted primarily from the increase in revenue without a corresponding increase in costs.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased to $10.0 million, or 13.0% of revenue, for 2006 from $6.0 million, or 13.0% of revenue, for 2005. Of this increase, $1.9 million was attributable to the inclusion of a full year of CMTG expenses in our 2006 results. The remainder of the increase reflected expenditures we made to build the infrastructure necessary to support the level of sales activities and sales support required for our continued growth. These expenditures consisted primarily of compensation and benefits, travel and consulting fees.

CMTG had substantially lower selling and marketing expenses when expressed as a percentage of revenue than we had prior to the acquisition. CMTG primarily sold its products indirectly through systems integrators and other strategic partners, which required a smaller investment in selling and marketing. Historically, we have sold more products and services directly to a broader and more diverse customer base. This sales model involves a higher level of sales effort, customer service and post-sales support resulting in more direct sales personnel, administrative support and other selling and marketing expenses.

Research and Development Expenses. Research and development expenses increased to $14.3 million, or 18.6% of revenue, for 2006 compared to $10.6 million, or 23.0% of revenue, for 2005. Of this increase, $3.3 million was attributable to the inclusion of a full year of CMTG expenses in our 2006 results. Approximately $1.2 million and $1.3 million of research and development expenses in 2006 and 2005, respectively, were attributable to Authorizer Technologies, Inc., or ATI, a wholly-owned subsidiary that we spun-off to our stockholders in June 2006.

CMTG had lower research and development costs as a percentage of revenue, primarily due to its smaller infrastructure, than we had prior to the acquisition. Our operations, excluding CMTG, normally require a higher level of software development activities to support end-user customers’ needs such as equipment certification and the ability to transact with various state and government agencies in accordance with their requirements. Because CMTG primarily sold its products indirectly through systems integrators that generally develop and sell the required software systems to the end-user customer, CMTG required a smaller investment in software-related support and research and development.

General and Administrative Expenses. General and administrative expenses increased to $21.2 million, or 27.6% of revenue, for 2006 from $9.4 million, or 20.3% of revenue, for 2005. Of this increase, $3.9 million was attributable to the inclusion of a full year of CMTG expenses in our 2006 results. Approximately $0.8 million of the increase was attributable to increased costs for compensation and benefits for new members of our senior management team, including approximately $0.3 million of stock compensation expense. Other increased costs include $1.7 million to expand our administrative and compliance infrastructure, $4.2 million to enhance our finance and information technologies departments and systems and approximately $1.2 million of other costs associated with the preparation for our initial public offering, including legal and accounting fees. Because many of these costs are non-recurring, we do not expect general and administrative expenses to increase at the same rate in future years.

Other Income (Expense), Net

Other income was $0.5 million for 2006. This amount primarily reflects interest income.

Provision for Income Taxes

The provision for income taxes was $2.5 million for 2006 compared to $0.8 million for 2005. The income tax expense is attributable to German income tax obligations. The $1.7 million increase in income tax expense was due to the inclusion of a full year of CMTG income in 2006.

We had no provision or benefit for U.S. income taxes for 2006 due to the net loss for the year and a full valuation allowance. We did not recognize any deferred tax assets as a result of losses generated for purposes of U.S. income taxes. Management believes that sustained, profitable financial performance is necessary before the recognition of any deferred tax assets.

Net Loss

As a result of the foregoing, we had a net loss of $11.3 million for the year ended December 31, 2006 compared to a net loss of $4.9 million for the year ended December 31, 2005, an increase of $6.3 million.

2005 Compared to 2004

Revenue

Revenue for 2005 increased $14.4 million, or 45.2%, to $46.2 million from $31.8 million for 2004. Of this increase, $11.8 million was attributable to the inclusion of five months of CMTG revenue in 2005. Product revenue increased $12.9 million, or 45.3%, to $41.3 million for 2005 compared to $28.4 million for 2004. CMTG represented $11.2 million of the increase in product revenue from 2004 to 2005. The remaining increase was primarily due to increases in parts and peripheral sales and the sale of palm print devices of approximately $1.5 million and $873,000, respectively. This increase was partially offset by a decrease in the sale of single print devices of approximately $653,000. The increase in the sales of tenprint and palm print devices was driven primarily by government mandated initiatives whereas the decrease in single fingerprint devices resulted primarily from fewer large scale sales opportunities in 2005 compared to 2004.

Service revenue increased $1.5 million, or 44.6%, to $4.9 million for 2005 from $3.4 million for 2004. This increase in service revenue was primarily attributable to the partial year of CMTG revenue and increases in the sale of installation and training services.

Cost of Revenue and Gross Profit

Cost of revenue for 2005 increased $8.7 million, or 55.0%, to $24.5 million, from $15.8 million in 2004. Gross profit was 47.0% of revenue for 2005 compared to 50.3% of revenue for 2004. Gross profit on product revenue decreased to 47.8% for 2005 from 53.4% for 2004. The decrease in gross profit on product revenue was primarily due to lower average selling prices for tenprint Livescan devices in 2005 compared to 2004 primarily due to a different product sales mix. Gross profit on service revenue increased to 39.7% for 2005 compared to 24.7% for 2004. The increase in gross profit on service revenue was due to increased revenue which more than offset increased payroll and temporary labor costs.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses were $6.0 million, or 13.0% of revenue, for 2005 compared to $6.0 million, or 18.9% of revenue for 2004. The inclusion of the partial year of CMTG expenses of approximately $0.7 million was offset by reductions in salaries, benefits and recruiting costs in 2005.

CMTG had substantially lower selling and marketing expenses, when expressed as a percentage of revenue, than we had prior to the acquisition. CMTG primarily sold its products indirectly through systems integrators and other strategic partners, which required a smaller investment in sales and marketing than our sales model. Historically, we sold products and services primarily through a direct sales force to a broader and more diverse customer base. This sales model requires a higher level of sales effort and sales support resulting in more direct sales personnel, administrative support and other selling and marketing expenses.

Research and Development Expenses. Research and development expenses increased to $10.6 million, or 23.0% of revenue, for 2005 from $8.4 million, or 26.5% of revenue, for 2004. Of this increase, $1.8 million was attributable to the inclusion of the partial year of CMTG expenses in our 2005 results. Approximately $1.3 million and $0.9 million of research and development expenses in 2005 and 2004, respectively, were attributable to ATI, which we spun-off to our stockholders in June 2006.

CMTG generally had lower research and development costs as a percentage of revenue, primarily due to its smaller infrastructure, than we had prior to the acquisition. Our operations, excluding CMTG, normally require a higher level of software development activities to support our end-user customers’ needs, such as equipment certification and the ability to transact with various state and government agencies in accordance with their requirements. Because CMTG primarily sold its products indirectly through systems integrators that generally develop and sell the required software systems to the end-user customer, CMTG required a smaller investment in software-related support and research and development.

General and Administrative Expenses. General and administrative expenses increased to $9.4 million, or 20.3% of revenue, for 2005 from $6.2 million, or 19.4% of revenue, for 2004. The increase was primarily attributable to inclusion of the partial year of CMTG expenses totaling $2.0 million in our 2005 results, as well as approximately $0.3 million of increased costs for salaries and benefits for new members of our management team and approximately $0.9 million of increased costs to expand our administrative infrastructure, including the finance and information technologies departments.

Other Income (Expense), Net

Other income was $0.2 million for 2005, which was due primarily to interest income. Other income was immaterial in 2004.

Provision for Income Taxes

The provision for income taxes for 2005 was $0.8 million and resulted from profits generated by CMTG and the associated taxes owed for German income tax. There was no provision or benefit for income taxes for 2004 due to our net loss and a full valuation allowance. We did not recognize any deferred tax assets as a result of losses generated for purposes of U.S. income tax. Management believes that sustained profitable financial performance is necessary before the recognition of any deferred tax assets.

Net Loss

As a result of the foregoing factors, we had a net loss of $4.9 million for the year ended December 31, 2005 compared to a net loss of $4.6 million for the year ended December 31, 2004, an increase of $0.3 million.

Quarterly Financial Information

The following table sets forth selected statement of operations data for each of our fiscal quarters in 2005 and 2006:

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005(1)	December 31, 2005
	(Dollars in thousands, except per share data)
Total revenue	$6,239	$6,780	$13,796	$19,385
Gross profit	3,231	3,112	6,518	8,841
Net loss	(1,718)	(1,972)	(617)	(628)
Less preferred stock dividends declared	36	66	75	81
Net loss attributable to common stockholders	(1,754)	(2,038)	(692)	(709)
Net loss per share attributable to common stockholders, basic and diluted	(0.18)	(0.21)	(0.05)	(0.04)

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Dollars in thousands, except per share data)
Total revenue	$17,518	$18,692	$21,643	$19,085
Gross profit	8,067	9,633	10,337	8,198
Net loss	(2,802)	(1,907)	(1,385)	(5,175)
Less preferred stock dividends declared	82	84	84	84
Net loss attributable to common stockholders	(2,884)	(1,991)	(1,469)	(5,259)
Net loss per share attributable to common stockholders, basic and diluted	(0.16)	(0.10)	(0.07)	(0.27)

(1)	The increase in total revenue and gross profit beginning in the quarter ended September 30, 2005 was primarily attributable to the inclusion of the results of CMTG in this quarter.

Acquisitions

Smiths Heimann Biometrics GmbH

On August 1, 2005, we acquired from Smiths 100% of the issued and outstanding shares of capital stock of Smiths Heimann Biometrics GmbH, a leading provider of finger and palm print biometric devices and document readers headquartered in Jena, Germany. The purchase agreement for this transaction also provided for our purchase of certain U.S. assets of Smiths and its affiliates related to the business of Smiths Heimann Biometrics GmbH. We subsequently renamed the acquired company Cross Match Technologies GmbH, which we refer to as CMTG elsewhere in this prospectus. As consideration for the acquisition, we issued 7,494,162 shares of common stock valued at $10.54 per share and a warrant to purchase 330,496 shares of common stock at a price of $12.00 per share valued at $1.9 million. The purchase agreement contains a provision that provides the seller with an option to sell back all of its shares at a price of $12.00 per share at any time on or after July 31, 2010 in the event that an initial public offering has not occurred.

This acquisition significantly expanded our international presence, enhanced our product offerings and strengthened our manufacturing, engineering and research and development capabilities. For example, we now have manufacturing capabilities and over 120 employees in Jena, Germany (approximately one-third of which are engineering and research development professionals). See “Business-Manufacturing” and “Business-Employees” for more detailed information about our manufacturing facilities and German employee base. This acquisition also significantly enhanced our intellectual property portfolio, providing us with approximately 45 additional patents and patent applications at the time of the acquisition. We believe that our German operations provide us with a strong platform to expand our international presence.

This acquisition also significantly increased our revenues. Approximately half of our revenue in 2006 and in the three months ended March 31, 2007 was attributable to CMTG. The results of operations of CMTG have been included in our consolidated financial statements from the date of acquisition and reflect amortization of acquired intangibles of approximately $1.0 million in 2005 and $2.5 million in 2006.

C-Vis Computer Vision and Automation GmbH

In May 2006, we acquired 100% of the issued and outstanding shares of the capital stock of C-Vis Computer Vision and Automation GmbH, or C-Vis, located in Bochum, Germany. C-Vis develops and sells facial recognition and automated vision analysis products and systems and is an established and respected leader in deploying facial recognition systems in Europe. As consideration for the acquisition, we issued 125,000 shares of common stock. This acquisition provides us valuable technology that enhances our ability to provide products using multiple biometric technologies.

Liquidity and Capital Resources

Since our inception, we have funded operations primarily through offerings of equity securities and borrowings under credit facilities. We believe that the net proceeds from this offering, cash flow from operations and available borrowings under our credit facility described below, will be sufficient to fund operations and debt service requirements for at least the next 12 months. The actual amount and timing of our future capital requirements may differ materially from our estimate depending on our actual results of operations, new market developments and strategic acquisition opportunities.

Sources and Uses of Cash

The following table sets forth cash flow data for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(In thousands)
Cash flow data:
Net cash provided by (used in) operating activities	$1,268	$(1,137)	$(3,408)	$(4,375)	$(1,184)
Cash used by investing activities	(889)	(2,360)	(2,880)	(402)	(433)
Net cash provided by (used in) financing activities	2,127	9,269	13,388	6,900	1,996
Effect of exchange rate changes on cash	—	(68)	868	74	133

Net increase (decrease) in cash and equivalents	2,506	5,704	7,968	2,197	512
Cash and cash equivalents, beginning of period	3,645	6,151	11,855	11,855	19,823

Cash and equivalents, end of period	$6,151	$11,855	$19,823	$14,052	$20,335

Cash Flows from Operating Activities. Net cash used in operating activities decreased $3.2 million for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. This decrease was primarily due to a reduction in net loss from $2.8 million in the three months ended March 31, 2006 period to $0.6 million for the same period in 2007. Also contributing to the decrease was an increase of $1.2 million in non-cash reconciling items primarily due to an increase in accounts payable of $2.9 million in the 2007 period as compared to an increase of $1.5 million in the 2006 period. The increase in accounts payable in the 2007 period was due to increases in inventory and expenses, including professional fees related to our initial public offering.

Net cash used in operating activities increased in 2006 compared to 2005 primarily due to a higher net loss of $11.3 million in 2006 compared to a net loss of $4.9 million in 2005. Also contributing to the increase were increased accounts receivable primarily due to the significant increase in our revenue and the increase of $1.2 million in prepaid expenses and other current assets. The effect of the increase in accounts receivable and prepaid expenses was partially offset by the decrease in inventory due to our increased focus on managing inventory levels and obtaining greater efficiencies in our supply chain. In addition, income taxes payable increased $3.5 million due to the inclusion of a full year of CMTG’s income in 2006.

Net cash used in operating activities increased in 2005 compared to 2004 primarily due to an increase in deferred revenue of $844,000 in 2004 attributable to increased sales of maintenance contracts compared to a decrease in deferred revenue of $150,000 in 2005. Deferred revenue decreased in 2005 due to the recognition of deferred revenue exceeding the value of new maintenance contracts sold. Our cash from operating activities in 2004 was also positively impacted by an increase in customer deposits of $479,000 due to prepayments for orders compared to a corresponding decrease in customer deposits in 2005 of $451,000.

Cash Flows from Investing Activities. Net cash used in investing activities, primarily purchases of property and equipment, was $433,000 and $402,000 for the three months ended March 31, 2007 and 2006, respectively.

Net cash used in investing activities was $2.9 million, $2.4 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increases in cash used in investing activities over these periods were primarily due to increased purchases of property and equipment. Additionally, in 2005, $569,000 was spent in connection with the acquisition of CMTG.

Cash Flows from Financing Activities. Net cash provided by financing activities, primarily proceeds from bank borrowings, was $2.0 million for the three months ended March 31, 2007. Net cash provided by financing activities, primarily proceeds from the exercise of warrants, was $6.9 million for the three months ended March 31, 2006.

Net cash provided by financing activities was $13.4 million in 2006 and consisted primarily of $10.3 million in proceeds from the exercise of warrants (see Note 11(a) to our Consolidated Financial Statements, which appear elsewhere in this prospectus) and $3.0 million in proceeds from bank borrowings. In 2005, net cash provided by financing activities was $9.3 million and consisted primarily of $5.0 million in proceeds from the exercise of warrants and $4.5 million in proceeds from the sale of preferred stock. In 2004, net cash provided by financing activities was $2.1 million and consisted primarily of the proceeds from the sale of preferred stock.

Loan Agreements

We have a revolving line of credit with Silicon Valley Bank, pursuant to which we may borrow up to $7.0 million at the prime rate plus 1%, subject to compliance with certain financial and non-financial covenants and restrictions including minimum tangible net worth, minimum cash availability and certain monthly reporting covenants. The revolver is secured by substantially all of our assets and 66% of CMTG’s issued and outstanding shares. The revolver requires us to pay an annual line fee of approximately $27,000 and an unused line fee of 0.375% per annum equal to the average daily unused portion of the maximum credit limit. We are also subject to early termination fees and additional fees if certain financial covenants are not met. As of the date of this prospectus, there were no outstanding borrowings under the revolver. On April 23, 2007, we amended the loan agreement with Silicon Valley Bank to extend the revolver for an additional year with a new expiration date of April 28, 2008. In connection with this amendment, Silicon Valley Bank provided us a waiver for our noncompliance with certain non-financial covenants relating to the delivery of financial information.

In November 2006, we executed an amendment to the revolver which expanded it to include a $5.0 million term loan. The term loan bears interest at 9.5%. Effective March 1, 2007, we will make equal repayments of principal plus interest over 36 months. As of December 31, 2006, $3.0 million was outstanding under the term loan. In February 2007, we received the remaining $2.0 million under the term loan. As described under “Use of Proceeds,” we intend to use a portion of our net proceeds to pay in full the $4.4 million principal amount, along with accrued interest, outstanding as of June 30, 2007 under the term loan.

Capital Expenditures

We generally have relatively low capital expenditure requirements. Our capital expenditures for 2004, 2005 and 2006 were $0.9 million, $1.8 million and $2.9 million, respectively. We expect our capital expenditures for 2007 to be approximately $5 million.

Contractual Obligations

As of December 31, 2006, we had contractual obligations totaling $20.4 million, as follows:

	Payments due by period
	Total	Less than 1 year	1–3 Years	3–5 Years	More than 5 Years
	(In thousands)
Current and long-term debt (a)	$5,726	$1,723	$3,722	$281	$—
Capital lease obligations (b)	168	70	98	—	—
Other obligations for Oracle ERP software (c)	447	447	—	—	—
Operating lease obligations (d)	4,672	1,919	2,377	376	—
Purchase commitments (e)	9,382	9,382	—	—	—

Total	$20,395	$13,541	$6,197	$657	$—

(a)	Term loan facility with Silicon Valley Bank, payments include principal and estimated interest payments over the full term of the loan based on the current prime rate.
(b)	Capital lease commitments for Oracle ERP software implemented in 2006.
(c)	Maintenance and service obligations related to Oracle ERP software integration.
(d)	Minimum lease commitments for our U.S. headquarters and miscellaneous office equipment.
(e)	Contracts with key suppliers of components specifically designed to meet our specifications for inclusion in our products.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements. The more significant estimates and assumptions relate to valuation of goodwill and other long-lived assets, purchase price allocation of acquired businesses, revenue recognition, the allowance for doubtful accounts, inventory valuation, stock compensation expense and income taxes. Actual results could differ from such estimates and assumptions, and any such differences could result in material changes to our financial statements.

Valuation of Goodwill and Other Long-Lived Assets

Our long-lived assets include property and equipment, intangible assets and goodwill. As of March 31, 2007, the balances of property and equipment, intangible assets and goodwill, all net of accumulated depreciation and amortization, were $4.9 million, $11.8 million and $79.3 million, respectively. As of December 31, 2006, the balances of property and equipment, intangible assets and goodwill, all net of accumulated depreciation and amortization, were $5.2 million, $12.3 million and $78.5 million, respectively. As of December 31, 2005, the balances of property and equipment, intangible assets and goodwill, all net of accumulated depreciation and amortization, were $3.6 million, $12.7 million and $69.5 million, respectively.

We depreciate property and equipment and amortize intangible assets over their estimated useful lives. For purposes of determining whether there are any impairment losses, as further discussed below, our management has evaluated the carrying amounts of identifiable long-lived tangible and intangible assets, including their estimated useful lives, when indicators of impairment are present. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow analysis, quoted market values and third-party independent appraisals, as considered necessary.

Factors we generally consider important and which could trigger an impairment review of the carrying value of long-lived tangible and intangible assets include:

•	significant underperformance relative to expected operating results;

•	significant changes in the manner of use of assets or the strategy for our overall business;

•	underutilization of our tangible assets;

•	discontinuance of product lines;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

Although we believe the carrying values of our long-lived tangible and intangible assets were realizable as of March 31, 2007, future events could cause us to conclude otherwise.

As a result of our acquisitions beginning in 2005, material amounts of goodwill and other intangible assets were recorded. These represent estimates of fair values which are based on independent valuations made as of the dates of acquisition.

Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, or SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company, which consists of one reporting unit, performed its annual impairment review of goodwill on May 31, 2006 and determined no impairment existed.

Purchase Price Allocations of Acquired Businesses

Valuations of acquired businesses require us to make significant estimates, which are derived from information obtained from the management of acquired businesses, our business plans for the acquired business or intellectual property, and other sources. Critical assumptions and estimates used in the initial valuation of goodwill and other intangible assets include, but are not limited to:

•	assessments of appropriate valuation methodologies in the circumstances;

•	future expected cash flows from product sales, customer contracts and acquired developed technologies, patents and other intellectual property;

•	the acquired companies’ market position;

•	assumptions about the period of time over which we will continue to use the intangible assets; and

•	discount rates.

The estimates and assumptions may not materialize because unanticipated events and circumstances may occur. If actual results differ from the estimates and assumptions used to initially value goodwill and intangible assets, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment, which will require us to record an impairment charge in the period in which it is identified.

Revenue Recognition

Revenue is derived from sales of products and services. With respect to product revenue, we sell biometric identity applications and solutions which may include hardware, software or a combination of hardware and software products. Service revenue is primarily derived from maintenance contracts and installation and training services provided in connection with product sales. We also provide fingerprinting services to customers for employee background checks. These fingerprinting services are independent of our other product and service offerings. Revenue from hardware only sales or sales that require no installation, excluding maintenance when applicable, is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB No. 104. Generally, this occurs when the product is shipped, provided persuasive evidence of an arrangement exists, title and risk of ownership has passed to the buyer, the fee is fixed or determinable and collection is deemed probable. Revenue related to the sale of solutions that includes an installation element is deferred until the installation is complete, title has transferred and acceptance of the solution by the customer has been determined. For arrangements that include multiple deliverables where the software component has been determined to be incidental to the product, we apply Emerging Issues Task Force Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21. For each multiple element arrangement, we determine whether each element is a separate unit of accounting pursuant to EITF 00-21. The elements in a multiple element arrangement typically consist of hardware and software products, installation and training. To determine the fair value for each element in an arrangement, we rely upon vendor specific objective evidence, or VSOE, of fair value using the price charged when each element is sold separately. To determine the fair value for training and installation services, we rely upon the price charged when each element is sold separately.

For arrangements where the software component has been determined to be essential to the functionality of the solution, revenue is recognized in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2, Software Revenue Recognition, as amended, or SOP 97-2, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, or SOP 98-9. We recognize revenue on software products when evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, VSOE of fair value exists in order to allocate the total fee to any undelivered elements of the arrangement and collectibility is probable. VSOE of fair value is determined for undelivered elements (e.g., maintenance) using the price charged when that element is sold separately.

We recognize all maintenance revenue ratably over the applicable maintenance period. We determine the amount of maintenance revenue to be deferred through reference to VSOE of maintenance renewal rates or the price paid by customers when maintenance is sold independently of other elements. Revenue for fingerprinting services and professional service offerings, including installation and training services, are recognized as the services are delivered or performed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on management’s best estimate of the amount of probable losses from our existing accounts receivable. These estimates require significant judgment and are based on several factors, including current economic trends, historical write-off experience and review of specific customer accounts for collectibility, which cannot be known with certainty. When we become aware that a specific customer is unable or unwilling to meet its financial obligations, we record a specific reserve to reflect the amount of credit risk in the customer’s outstanding receivable balance. Account balances are charged off against the allowance after collection efforts have been exhausted and the potential for recovery is considered remote.

Inventory Valuation

Inventory consists of purchased parts and materials, work-in-process and finished goods. Inventory is stated at the lower of cost or market using the first-in, first-out, or FIFO, method. Inventory costs include material, direct production costs and applicable overhead, not in excess of estimated net realizable value. We evaluate inventory for excess and obsolescence and write down materials that have become obsolete or are no longer used in current production and inventory that has a market value less than its current carrying value. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, lack of availability of components that are required to produce our products and fluctuations in market values for such materials can limit our ability to effectively utilize all of the raw materials purchased and sold as finished goods to customers for a profit. Our evaluation takes into consideration various matters including historical usage, expected demand, impact of new product introductions and alternate uses of materials. Consigned inventory includes products that have been delivered to customers for which revenue recognition criteria have not been met.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award.

Prior to January 1, 2006, share-based payments to employees were accounted for under the intrinsic value method of APB No. 25 and the disclosure only provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS No. 148, were applied. Under APB No. 25, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Because the exercise price of our employee stock options generally equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized in the accompanying consolidated statements of operations for employee stock options granted prior to fiscal year 2006. The pro forma disclosure requirements of SFAS No. 123 were applied based upon calculations using the minimum value method of accounting. As a result, we were required to adopt SFAS No. 123(R) using the prospective transition method and accordingly, have not restated the results of operations of prior years. The provisions of SFAS No. 123(R) must be applied to new awards and to any awards modified, repurchased or canceled after the required effective date. Under the provisions of SFAS No. 123(R), stock-based compensation cost is recognized as an expense over the requisite service period of the award, generally the vesting period. Nonpublic entities, including those that become public after the effective date, that previously applied SFAS No. 123 using the minimum value method must continue to account for non-vested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption. As a result, no compensation expense will be recognized for those awards unless they are modified after the required effective date.

In accordance with paragraph 81 of SFAS No. 123(R), we determined the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in capital pool, or APIC pool. Under the prospective transition method, none of our tax deficiencies for stock options granted after 2005 could be offset against any excess tax benefits from stock options granted prior to 2006 for which the minimum value method was used. Thus, upon adoption of SFAS No. 123(R), there is no opening APIC pool.

It has been our practice to grant our employees options to purchase our common stock at exercise prices equal to or above the fair market value of the underlying common stock at the date of each grant, as determined by our board of directors. Prior to this offering, our board of directors determined these values primarily based upon internal valuation estimates as well as arm’s-length private transactions involving our common and preferred stock. Determining the fair market value of our common stock required making complex and subjective judgments since there was no public trading market for our common stock. Our board of directors considered numerous objective and subjective factors to determine the fair market value at each option grant date, including the following:

•

arm’s-length private transactions involving our common and preferred stock, including the sale of our Series A preferred stock at $7.25 per share in private sales between 2004 and 2006 with superior rights and preferences to our common stock;

•	our financial and operating performance;

•	market conditions;

•	our stage of development and business strategy; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options.

From January 2003 until August 2005, we granted options with an exercise price of $12.00, which our board of directors estimated to be the per share fair market value of the common stock underlying the stock options.

In the period subsequent to our acquisition of CMTG in August 2005 until February 2006, we granted options with an exercise price of $16.00, which our board of directors determined was in excess of the per share fair market value of the common stock underlying the stock options.

From February 2006 through the date of this prospectus, we granted options with an exercise price of $20.00 per share, which our board of directors determined was in excess of the per share fair market value of the common stock underlying the stock options. In addition to the objective and subjective factors described above, during this period, our board also took into consideration sales of our common stock by one stockholder at $20.00 per share in third-party, arm’s-length transactions occurring in 2006.

As disclosed above, we adopted SFAS 123(R) as of January 1, 2006 and we estimate the fair value of options granted after January 1, 2006 using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculations. These variables and assumptions include the fair value of our common stock, the weighted average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk free interest rate and the estimated rate of forfeiture of unvested stock options. If actual forfeitures differ from our estimates, we record the difference as an adjustment in the period in which we revise our estimates. The fair value of our common stock was determined using enterprise values based on the values determined using a discounted cash flow analysis, an analysis of comparable public companies and an analysis of comparable company transactions. The enterprise valuation was then allocated between our various securities using the option-pricing method. In determining the per share value of the common stock, a marketability discount of 25% was applied. The marketability discount was reduced to 10% for calculations after April 2007. No minority discount was applied. We use the “simplified” method described in Staff Accounting Bulletin 107 (SAB 107) for determining the expected life used in the valuation model. The expected volatility assumption was based on the average historical volatility of a representative peer group determined in accordance with the criteria outlined in SAB 107 which includes the consideration of the peer company’s industry, market capitalization, stage of life cycle and capital structure. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant. We use historical data to estimate option exercise and employee terminations for determining estimated forfeitures. See Note 11(c) to our Consolidated Financial Statements for more details about these assumptions.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price. As disclosed above and in Note 11(c) to our Consolidated Financial Statements, we granted stock options with an exercise price of $20.00 during the 12 months ended March 31, 2007, which our board of directors determined was in excess of the per share fair market value of the common stock underlying the stock options. We determined that the fair value of our common stock increased from $13.22 to $13.30 per share during that period due to our acquisition of C-Vis, which was completed during the quarter ended June 30, 2006, and also from an expected incremental improvement in our revenue projections. The difference between the range of $13.22 to $13.30 in our estimate of the fair value of our common stock and the midpoint of the price range of the offering set forth on the cover page of this prospectus is primarily due to the continued growth of our business, our first quarter results, the substantial progress we have made towards the completion of this offering, and the increased liquidity and marketability of our common stock expected to result from this offering.

Based on an assumed initial public offering price of $15 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding options at March 31, 2007 was $24.2 million, with $27.0 million attributable to vested options and $(2.8) million attributable to unvested options.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized in income in the period that includes the enactment date. We estimate our income tax obligations for each jurisdiction in which we are required to pay such tax. This process involves estimating tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recording of a net deferred tax asset assumes the realization of such assets in the future. Otherwise, a valuation allowance must be recorded to reduce this asset to its net realizable value. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we determine that it is more likely than not to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

Recent Accounting Pronouncements

SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. GAAP. SFAS No. 157 is effective for fiscal year 2008. We are currently evaluating the impact of the adoption of SFAS No. 157 on our consolidated financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 is effective for years beginning after November 15, 2007. We have not determined whether we will adopt the fair value option permitted by SFAS No. 159.

Quantitative and Qualitative Disclosures About Market Risk

Since the acquisition of CMTG in August 2005, our international operating results from transactions conducted by CMTG have been denominated primarily in Euros. Our international operating results are exposed to foreign exchange rate fluctuations and, to the extent the U.S. Dollar weakens against the Euro, the translation of these Euro-denominated transactions results in increased revenue and operating expenses. Similarly, revenue and operating expenses will decrease if the U.S. Dollar strengthens against the Euro.

As of March 31, 2007 and December 31, 2006, the accumulated other comprehensive income from foreign currency translation adjustments was approximately $9.7 million and $8.6 million, respectively. Based on our sensitivity analysis, we estimate that a 10% decline in the value of the Euro would have widened our operating loss by $143,000 and $373,000 for the quarter ended March 31, 2007 and the year ended December 31, 2006, respectively.

CMTG utilizes foreign currency forward contracts with maturities generally ranging from 30 to 180 days to protect the value of specific contracts that are denominated in U.S. Dollars or British Pounds instead of Euros. These contracts are not designated as specific hedges for financial reporting purposes and, therefore, all gains and losses resulting from the change in fair value of the derivatives are recorded in other income (expense). None of the contracts were terminated prior to settlement. Foreign currency losses were $33,000 in 2006 compared with foreign currency gains of $96,000 in 2005. We do not expect the amount of foreign currency forward contracts to change significantly nor do we expect the associated impact of gains or losses relating to these contracts to have a material effect on our results of operations.

Internal Controls over Financial Reporting

In connection with our 2006 audit, management, together with our independent registered public accounting firm, jointly identified a “material weakness” in our internal controls over financial reporting relating primarily to the existence of significant deficiencies in our disclosure and presentation of financial information in accordance with U.S. GAAP. The following deficiencies resulted in adjustments to our financial statements:

•

We record certain manual journal entries as part of our closing process. We identified a weakness in the design of a control that requires a review of these journal entries and supporting analysis by someone other than the preparer prior to being recorded in the general ledger.

•

We did not maintain effective controls over reconciliations of certain financial statement accounts. Specifically, controls over the preparation, review and monitoring of certain account reconciliations and data validation were not operating effectively to ensure that account balances were accurate and supported with appropriate underlying detail, calculations or other documentation.

These findings and the related adjustments individually constitute significant deficiencies that when aggregated together form a material weakness in internal controls. The following steps have or will be taken to remediate the foregoing significant deficiencies:

•	We have hired new accounting personnel, including an assistant controller.

•	We have implemented new procedures to ensure that all journal entries and supporting analyses are reviewed prior to their being recorded in the general ledger.

•	We have implemented new procedures to ensure that all account reconciliations are properly reviewed to ensure that account balances are accurate and supported with appropriate underlying detail.

•	We have engaged outside consultants to assist us with operating our accounting systems more efficiently and effectively.

•	We expect to add additional accounting personnel.

We expect the material weakness to be fully remediated by the end of 2007. Non-recurring costs associated with these improvements are expected to be approximately $200,000. Annual compensation costs associated with personnel additions are expected to be approximately $350,000.

BUSINESS

Company Overview

We are a global provider of biometric technologies designed to protect people, property and privacy. Our customers include systems integrators, governments, law enforcement agencies and businesses around the world that use our products in identity management systems. Our products include fingerprint, palm and full-hand scanning devices, commonly known in the industry as Livescan devices, document readers and proprietary software, such as criminal booking, civil identification and facial recognition applications. Our products comply with national and international biometric standards and are interoperable with other products and systems. We offer customized products to meet individual customer needs by combining our proprietary software applications with our biometric devices and third-party technologies. In addition, we provide maintenance and installation and training services. We believe our products are recognized for their quality, reliability, performance, ease-of-use and functionality, which we believe positions us well in the rapidly growing biometrics market and security industry.

Our product offerings are built around our proprietary technologies that are used to capture and process the unique physiological characteristics of individuals for the purposes of establishing and verifying identity. Our fingerprint, palm and full-hand scanning devices incorporate our patented optical component designs, advanced image-capturing and image-processing technologies and self-calibration functionality to collect and process biometric data. Our document readers use many of the same proprietary technologies as our fingerprint devices to authenticate and verify documents. Our proprietary software applications enable the capture, processing, analysis and electronic submission of biometric and other data in a standards-based format. The interoperable architecture of our products enables customers to easily upgrade devices and systems and to enhance features and functionality of existing infrastructure.

The deployments of our products range from single-site installations to large-scale government initiatives. Uses of our products include identity verification at borders, consulates and other checkpoints; registration and verification for drivers’ licenses, passports, voting and other civil identification and benefits programs; criminal booking applications; prevention of identity fraud; and background checks for job applicants. As of March 31, 2007, more than 5,000 government and commercial entities worldwide used our biometric identity management products. We maintain an active and growing international presence, with product deployments in over 80 countries. We sell our products directly and through leading systems integrators, such as Motorola, Northrop Grumman and Sagem Morpho, and other strategic partners. Our hardware and software products have been integrated into large-scale identity management projects, such as the U.S. Department of Homeland Security’s US-VISIT program and IDENT1 in the United Kingdom.

We continue to develop innovative biometric applications and technologies that enhance and expand our existing products and allow us to more effectively meet our customers’ needs. During 2005 and 2006, we invested approximately $24.9 million in research and development and introduced several new products, including the L SCAN Guardian, L SCAN 1000P, Verifier 310 LC and our PIV One enrollment system. Our continuing focus on innovation has resulted in more than 80 current patent registrations and more than 80 pending patent applications worldwide. We have a long track record of being the first to market advanced biometric products that meet, and often exceed, evolving customer needs and comply with industry standards. For example, several of our fingerprint scanning devices have been the first to receive Federal Bureau of Investigation Appendix-F certification within their respective product classes. Appendix-F certification denotes that the product meets the specifications for use with the FBI’s integrated automated fingerprint identification system, or IAFIS, the largest biometric database in the world, which serves as a central repository for over 47 million fingerprints. Our Appendix-F certified products include the first ever Appendix-F certified fingerprint scanning device, the first device to capture both “identification flats” and “rolls” on a single glass surface and the first 1000 dots per inch, or dpi, fingerprint scanning device, which is the highest resolution currently certified under Appendix-F.

We believe that our history of internal product development and strategic acquisitions provides us with the experience, technology and global scope to address the evolving biometric-enabled identity management needs of our customers. In August 2005, we completed our acquisition of Smiths Heimann Biometrics GmbH, a leading provider of finger and palm print biometric devices and document readers headquartered in Jena, Germany. This acquisition expanded our international presence and increased our manufacturing, engineering and research and development capabilities. In May 2006, we acquired C-Vis Computer Vision and Automation GmbH, located in Bochum, Germany, which provides us valuable technology in the facial recognition field and enhances our ability to provide products using multiple biometric technologies, or multi-modal offerings. We will continue to execute a disciplined acquisition strategy and pursue additional strategic relationships, such as joint marketing alliances or licensing arrangements, to complement our existing technologies, enhance our product offerings and expand our customer base.

Industry Overview

Biometrics is the measurement of unique, individual physiological or behavioral characteristics, such as fingerprints, palm prints, facial characteristics, iris and voice patterns, hand geometry and handwriting pattern, that can be used to determine or verify an individual’s identity. The biometrics industry offers technology that digitally captures and encodes these individual biometric characteristics and then compares that uniquely personal characteristic against previously encoded biometric data to determine or verify an individual’s identity. Biometric technology provides improved accuracy and security, convenience and cost-effectiveness compared to traditional identification methodologies, thereby providing a superior identity management system.

We believe that the international biometrics market is large, growing and evolving rapidly. According to the International Biometric Group, or IBG, an independent market research firm, the biometrics market is estimated to be $3.0 billion in 2007, with the fingerprint-related segment representing a majority of this market. IBG projects the overall biometrics market to grow to approximately $7.4 billion by 2012, representing a compound annual growth rate, or CAGR, of approximately 20%.

More stringent security requirements, an increasingly global economy and more mobile populations have given rise to greater demand for technologies that offer a reliable and efficient means to verify identity. Security breaches and fraud resulting from failures in identification of individuals can result in significant harm. Biometrics, with its focus on uniquely individual characteristics, addresses the limitations inherent in traditional identification and authentication processes, such as paper credentials, passwords, PIN codes and magnetic access cards. Biometrics provides a dynamic solution for a broad range of applications, including border management, national identification programs, immigration control, identity theft and critical infrastructure applications such as employee verification, access control and information systems protection. We believe that government and commercial entities will increasingly adopt biometric-enabled solutions to address these limitations and vulnerabilities. Among the many factors we believe will contribute to growth of the biometrics industry are the following:

•	Heightened security concerns. Increasing threats to personal security encountered in areas such as transportation and identity theft.

•	Increased government adoption. Government-mandated implementation of biometric identification for employees, citizens and foreign nationals in national-security oriented applications.

•	Emerging standards. Evolving industry standards that promote interoperability across devices, software and systems, enabling a broader range of deployments.

•	Growing acceptance of biometrics. Increasing acceptance of biometrics that facilitates widespread incorporation of biometric technology into everyday use.

Governments were the early adopters of biometrics and are currently the primary customers for the industry. There are many sub-sectors within government, such as state, local and national, that use biometric technology. For example, at the local law enforcement level, biometric technology permits more efficient criminal booking and processing and also allows officers in the field to identify potential suspects more reliably and efficiently. Within military organizations, a key application of biometrics involves the verification and identification of military personnel and contractors and collection and processing of biometrics from non-military personnel for the purpose of identifying potential hostile persons. State and local governments also benefit through applications such as background checks, the provision of drivers’ licenses and identification cards and benefits issuance.

At the national level, governments throughout the world have taken steps to improve security in response to heightened concerns over public safety from the threat of terrorism. National governments have mandated increased spending on security measures, implemented new regulations and placed greater emphasis on technology to address growing security concerns. For example, the US-VISIT program currently requires foreign visitors entering the United States to have their two index fingers scanned and a digital photograph taken to establish and verify their identity. The European Union now mandates that e-passports issued after November 1, 2007 include fingerprint data in addition to a digital photograph. The biometrics industry continues to benefit from these measures because biometric technology provides a reliable means of establishing and verifying identities.

Legislation is pending in the U.S. Congress that would strengthen enforcement of U.S. immigration laws by requiring the use of biometric-enabled identification cards to authenticate an individual’s authorization to work in the United States. The proposed legislation requires the Department of Homeland Security and the Department of State to collect ten fingerprints from all individuals seeking permanent residency or work permits in the United States and to enroll all such persons in the US-VISIT program. We believe that these initiatives, and others mandated by this or similar legislation, if enacted, would provide significant business opportunities.

We believe that as the use of biometrics by government agencies becomes more widespread, commercial enterprises will increasingly adopt biometrics to address their identity management needs. This trend is already emerging in environments such as critical infrastructure, where industries have responded to legislative initiatives mandating biometric systems to provide enhanced security. Commercial users become increasingly interested in biometric solutions as they encounter identity management problems when trying to protect sensitive information, monitor access to secure areas and protect personal information from the increasing threat of identity theft.

Our Competitive Strengths

We believe that the following competitive strengths will continue to enhance our leadership position in the biometrics industry and contribute to our growth in the future:

Superior product performance and reliability. We believe that many of our products are among the most user-friendly, efficient, durable and reliable in our industry. As a result, our products are often deployed in harsh environments and high-traffic areas. For example, our products are used in Iraq, Afghanistan and elsewhere by the U.S. Army for mobile identification of individuals and by US-VISIT to capture over one million fingerprints per week. The dependable nature of our products has helped us to establish and develop a broad range of branded products that customers recognize and trust to address their identity management needs.

Strength in research and development. We focus our research and development efforts on delivering technologically advanced and innovative products to remain at the forefront of our industry. Our engineering and research and development staff consists of more than 100 professionals. We hold more than 80 patent registrations and have more than 80 pending patent applications worldwide. Our investment in research and development has enabled us to deliver industry-leading technologies that meet, and often exceed, changing customer requirements. We have a long track record of being the first to market advanced biometric products that meet evolving customer needs and comply with industry standards. Since our acquisition of Smiths Heimann Biometrics GmbH in August 2005, collaboration between our sales and marketing staff and product development groups in the United States and Germany has enhanced our ability to focus new product development efforts on the needs of our customers.

Large installed base and brand recognition. As of March 31, 2007, we had deployed more than 80,000 products to more than 5,000 customers worldwide. In 2006, our sales of more than 8,000 products significantly increased our global installed products base. Our broad and growing installed products base contributes to our strong brand image and industry-wide name recognition and also provides opportunities for new and repeat business.

Global platform. Our products are installed in over 80 countries around the world, which we believe represents a broader international presence than any of our primary competitors. Our customers include non-U.S. governments, such as those of Australia, Brazil and Nigeria, as well as commercial entities, such as Casino Esplanade, a German casino, and Gebr. Heinemann, a German airport retail trader and operator of travel value and duty-free shops. Our global presence helps us understand the unique requirements of international customers. We believe our European operations provide us with a strong platform to continue to expand our international presence.

Standards-based, interoperable products. We provide strong leadership in the development of national and international standards for biometric devices. We design our products to meet these standards and to facilitate interoperability of our products across the identity management industry. This offers our customers significant flexibility in deploying biometric programs by using our products with existing or third-party components.

Experienced management team. We continue to emphasize the importance of attracting and retaining the most highly qualified personnel in our industry. Our management team has a mix of government and private sector experience across different geographies and industries, and holds leadership positions with various international standards-setting bodies and industry groups. This depth and breadth of experience enables us to establish and maintain our broad base of international customers, ranging from U.S. military and government agencies to systems integrators and leading commercial enterprises.

Growth Strategy

Our strategy is to capitalize on our leadership position in the rapidly growing biometrics industry. As part of our growth strategy, we seek to:

Capitalize on growth in the biometrics industry. We intend to use our market leadership, broad customer base, established strategic and customer relationships and recognized brand to capitalize on the growth of the biometrics industry. IBG currently expects the global biometrics industry to grow at a CAGR of approximately 20% from 2007 through 2012. We expect that our growth will result principally from the increased use of biometrics in a variety of security applications as a result of government initiatives worldwide. We anticipate that commercial investment in biometric products will accelerate as governments worldwide successfully implement large-scale biometric programs and international biometric standards continue to be adopted.

Further penetrate markets with our existing products. We seek to increase penetration of our markets by continuing to expand our large installed products base in U.S. and non-U.S. government markets and in commercial sectors. We believe there is significant opportunity to sell products in our core markets, such as national identification programs, border control initiatives, airport security and police programs. We expect that the quality of our products and our large customer base will enhance our ability to compete effectively in the numerous government and commercial biometric initiatives currently in the procurement process. For example, we recently were selected as a hardware and software supplier to the systems integrator for the IDENT1 program, which is the United Kingdom’s national criminal identification system. Additional programs for which our products have been selected, either independently or as a partner with the systems integrator, include the Swedish visa program administered by the Swedish Migration Board and the German e-Passport program administered by the German Ministry of the Interior.

Maintain leadership in biometric technology. We intend to maintain our technology leadership by continuing to improve our existing technologies, expanding the features and functionality of our existing products and adding new product offerings. By continuing to expand our existing product lines, we can offer new and existing customers more identity management choices and the ability to enhance their systems’ performance through additional biometric functionality. We have invested more than $55 million in research and development of advanced biometric technologies over the last ten years. This investment has led to many innovative developments, such as the first FBI Appendix-F certifications for Livescan devices at both 500 dpi and 1000 dpi and our patent-pending, fingerprint image autocapture functionality.

Leverage manufacturing, technology and operational expertise to produce efficiencies. We believe our technology and international operations provide us significant economies of scale and require limited incremental capital expenditures to address our customers’ evolving needs and growing demand for our products. Our manufacturing capacity at existing facilities can be significantly increased primarily with additional labor and minimal new equipment. Various generations and types of products we provide use the same core proprietary technology. For example, many of our scanning devices are based on the same optical technology used for both fingerprint devices and document readers. Our sales force, support and corporate infrastructure are capable of handling or managing significantly larger business volumes without material increases in administrative expenses and personnel.

Supplement our internal growth through acquisitions and strategic relationships. We have acquired complementary businesses that have expanded our customer base and provided us additional biometric functionalities or technologies. Our acquisition of Smiths Heimann Biometrics GmbH in August 2005 expanded our international presence and strengthened our manufacturing, engineering and research and development capabilities. In May 2006, we acquired C-Vis Computer Vision and Automation, GmbH, which has provided us valuable technology in the facial recognition field and has enhanced our multi-modal biometric product offerings. We will continue to execute a disciplined acquisition strategy and pursue additional strategic relationships, such as joint marketing alliances or licensing arrangements, to complement our existing technologies, enhance our product offerings and expand our customer base.

Our Products and Services

We offer a broad range of biometric products. Our proprietary optical technologies are the core elements of our tenprint, single-finger, palm and full-hand scanning devices. We use similar optical technologies in other products, including our document readers and access control devices. Our software applications range from basic enabling software incorporated into our devices to advanced application software that supports the collection, processing and analysis of biometric and biographic data. We also create market-specific identity management systems by combining our advanced software applications and enabling hardware.

Hardware

We offer a broad range of hardware products, which we classify into four categories: tenprint scanning devices; single/dual-finger scanning devices; palm and full-hand scanning devices; and document readers.

Tenprint Devices. Our ten-fingerprint, or tenprint, scanners incorporate our proprietary optical systems and software algorithms to capture ten fingerprints and associated data in real time and generate electronic fingerprint transmission files, or EFTs. These EFTs are suitable for submission to searchable databases such as the FBI’s IAFIS and our systems integrator partners’ AFIS systems. We offer tenprint devices that can capture “identification flats,” where fingers are placed flat on the image-capturing surface, and “rolls,” where a finger is rolled over the image-capturing surface to capture more of the fingerprint. Most of our tenprint devices use our proprietary autocapture technology, on which we have a patent pending, which automatically detects when an image is of sufficient quality to be captured and processed, thereby reducing the likelihood of operator error, increasing the quality of the captured image, and speeding up the fingerprinting process. As a result of our patented optical component designs, image processing algorithms and unique product features, all of our tenprint scanners produce clear, crisp images that satisfy the requirements of the FBI’s Appendix-F certification process. Appendix-F certification signifies that a product has been certified by the FBI to meet the specifications for use with its IAFIS. All of our tenprint scanners can capture images at 500 dpi, which is the resolution required for submission to the FBI’s IAFIS. We also offer Appendix-F certified tenprint scanners that are capable of capturing images at 1000 dpi, which provides a higher resolution used in criminal latent fingerprint evaluation. Our tenprint devices include the ID 442R, ID 500, ID 1000, LITE XE, LS2/Check, L SCAN Guardian and L SCAN 1000T.

Single/Dual-Finger Devices. We deploy similar proprietary optical systems and software technologies to capture single and dual-fingerprints in a digitized format. Our single/dual-finger scanners are used to fingerprint millions of people throughout the world for a variety of applications, such as voter registration programs and border control initiatives, where fingerprints of travelers are captured and compared to criminal and terrorist watch lists. The reliability and quality of the fingerprint images captured on our scanners have made our durable single/dual-finger scanners the preferred devices in security programs such as the US-VISIT and German e-Passport programs. Our single/dual-finger scanners are lightweight and portable. All of our single/dual-finger scanners use our advanced optical technologies and produce 500 dpi forensic-quality fingerprint images. All of our single/dual-finger scanners produce images that can be used for matching and identification purposes, such as with an AFIS. Our single/dual-finger scanning devices include the Verifier 300, Verifier E, Verifier 310 LC, L SCAN 100 and L SCAN 100R. Our MV 5 and MV 100 offer the same single-finger technologies in a handheld mobile wireless package.

Palm and Full-Hand Scanning Devices. Our palm and full-hand scanners also use our tenprint technology with the addition of a larger glass surface to capture palm and full-hand images. The larger images increase the amount of biometric data available for law enforcement forensic purposes. Our palm scanners capture palm prints from a flat surface and do not require the individual to roll the palm over a scanner, thereby eliminating the need to repeat scans until the individual uses an acceptable speed to capture an image. Our full-hand scanner employs our patented conical shaped imaging technology that enables the full hand, including all ten fingerprints, to be captured in a single image record. Our palm and full-hand scanning devices include the L SCAN 1000P, LITE Ue and ID 2500.

Document Readers. Our document readers are capable of recognizing and authenticating various types of documents by inspecting such high-end security features as optical variable devices, recognizing document paper and watermarks and capturing information from the scanned documents. Our document readers can identify forged and invalid travel documents, such as passports, e-passports, visas and other identification cards. As part of a biometric system, these products offer our customers additional functions, such as reading the biometric information embedded in the scanned documents. In three separate e-passport interoperability tests conducted by the International Civil Aviation Organization in March 2005 (Tsukuba, Japan), November 2005 (Singapore) and May 2006 (Berlin, Germany), our document readers were the only devices that successfully read all of the e-passports presented for testing and, as a result, obtained the top ranking among competitive products. Our document readers include the Authenticator 100 and Authenticator 200.

Software

We offer a broad range of software that facilitates the use of our scanning devices in a variety of deployments. Our software offerings range from basic enabling software, such as software drivers, to advanced application software.

Enabling Software. All of our advanced optical scanning devices are packaged with an enabling software driver necessary for operation. This software provides the core capabilities necessary to use our biometric capture devices, including user feedback and image support, device control and autocapture. Our proprietary autocapture technology facilitates the rapid capture of high-quality images suitable for matching. We also offer software drivers equipped with programming tools for use by systems integrators, which we refer to as software development kits, or SDKs.

Our advanced software drivers and SDKs provide a platform on which we have developed additional software applications that are tailored for specific industries or customer needs and enable us to offer end-to-end solutions to our customers’ identity management needs, such as criminal booking, database searching and background checks. We refer to this category as our advanced software applications.

Middleware. We also offer software that performs the typical tasks associated with biometric capture devices. We refer to this category of software as middleware. Our middleware provides a platform for the development of advanced product features and functionalities. Our middleware products include the following:

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FAST/Capture Master SDK. These SDKs segment, assess and compress fingerprint images. They provide a consistent and simple means to capture a set of fingerprints and apply quality checks using either predefined user interface presentations or a custom user interface presentation.

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Fingerprint Extract and Match SDK. This SDK transforms fingerprint images into fingerprint minutiae templates and compares templates for matching purposes and returns a matching similarity score. It can be used to verify one fingerprint against another or to compare one fingerprint against a large population of fingerprints.

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EMS. Our Enterprise Matching Server, or EMS, is a web-based fingerprint extraction and matching middleware that matches fingerprints on a 1-to-1 basis for verification and on a 1-to-N basis, in which a print is compared against a database of thousands or millions of prints, for identification purposes. EMS is used primarily in civil applications, such as alias checking, where a presented individual is checked for previous enrollment in a particular database.

Application Software. We develop advanced, customer specific application software for various vertical markets. We combine proprietary software applications with our hardware products to create market-specific end-to-end identity management systems, such as criminal booking and processing, population of the U.S. Department of Defense biometric databases, database searching and background checking. Examples of our application software include:

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LSMS. Our Livescan Management Software, or LSMS, allows customers to combine demographic data with the captured biometric measures to create electronic fingerprint transmissions that comply with national and international standards. Customers can use LSMS as a stand-alone application by customers for the creation and submission of files to the major primary destination agencies, such as the FBI. LSMS is built upon a configurable software architecture that allows for customized user interfaces to match a customer’s specific requirements.

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PIV One Software. Our PIV One software is used with a tenprint Livescan device and other third-party hardware components to provide a complete solution to U.S. federal government agencies for compliance with HSPD-12, which requires a common identification standard for U.S. federal government employees and contractors. Using PIV One, a government agency can collect, format, check for duplicate records and encode a secure, standards-based government employee fingerprint and biometric record that meets the requirements of HSPD-12.

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Facial Recognition. Our FaceSnap facial recognition software allows customers unobtrusively to collect and analyze face images received from video surveillance systems. Our technology is based on neural computing methods similar to the information processing in the human brain. This software learns from examples, recognizes patterns and compares facial landmarks that cannot be easily concealed by makeup, hair or eyeglasses, making it an effective solution for high-traffic areas like airports, casinos, stadiums and other public places. The interoperable design of our facial recognition software allows us to sell this software on a stand-alone basis, as a complete system using third-party devices or integrated with our other biometric products as a multi-modal offering.

Services

In addition to our hardware and software product offerings, we provide our customers with maintenance and installation and training services. In addition, from time to time, we partner with background screening companies to provide outsourced fingerprinting services to customers for employee background checks. In 2006, our service revenue accounted for approximately 9% of our total revenue. Post-warranty maintenance represents the largest component of our service revenue. Our installation services help our customers to install our hardware and software components, either on a stand-alone basis or integrated into their existing identity management infrastructure. For example, our installation teams provide technical guidance and integration expertise for installing our products into large or small scale projects. We also offer training services and programs for administrators and operators. Fees for our services vary depending on the size and scope of the project requirements. We either price these services separately from our products or as part of a bundled offering.

Our Customers

In most cases, we sell our products directly to customers through our internal sales force, or indirectly through systems integrators and other strategic partners. Our hardware products are usually sold with an associated software component, which can range from a software driver which is essential to the functionality of the hardware to one or more of our advanced software applications. Our hardware and software products have been integrated into large-scale identity management projects, such as the U.S. Department of Homeland Security’s US-VISIT program and IDENT1 in the United Kingdom. We do not normally compete with the large systems integrators as the prime contractor for these large-scale deployments. Instead, in most cases, we are engaged as a subcontractor to supply our products and often to provide other services, such as installation and training. For example, Cogent Systems, Motorola, NEC and Sagem Morpho use our Livescan fingerprint capture systems as elements of their AFIS system offerings. We believe it is important to establish and maintain strong relationships with the government agencies that are the end-users, because those agencies often influence or control the selection of products for the large-scale projects.

Direct Sales. We provide our products to a broad range of customers in both the government and commercial sectors. Our direct customers are primarily federal, state and local government entities in the United States, such as the Administrative Office of the U.S. Courts, Florida Department of Law Enforcement, U.S. Army, U.S. Department of Justice and U.S. Department of Veteran Affairs. We also directly serve a number of commercial customers in a variety of industries, including healthcare, education, financial services, transportation, energy and travel. In 2006, direct sales represented approximately 45% of our revenue.

Indirect Sales Through Strategic Partners. Our strategic partners include systems integrators and resellers. In 2006, sales through our strategic partners represented approximately 55% of our revenue. Our partners provide us greater access to large-scale projects, increased brand awareness, entry into new markets and valuable technical feedback that enhances our product development efforts. We have established strategic relationships with leading systems integrators and resellers, including Cogent Systems, Lockheed Martin, Mitsui, Motorola, NEC, Northrop Grumman, Sagem Morpho and Siemens. We maintain long-term relationships with many of these partners; for example, our relationship with Sagem Morpho goes back more than ten years. Through our relationships with these systems integrators and resellers, we have delivered our products to a variety of U.S. and non-U.S. government entities, including the Government of Japan and Japan National Police Agency, Government of Venezuela, U.S. Department of Justice, U.S. Department of State and United Nations Development Programme.

We also provide comprehensive identity management systems to customers for smaller scale projects. For example, we can provide state and local law enforcement agencies with a complete identity management system, which includes the deployment of our products at multiple locations for criminal booking and fingerprint extraction and the development of a stand-alone software platform. Our broad range of product and service offerings combined with our technical expertise allows us to provide customers with a comprehensive identity management system tailored to meet their needs.

Other than Sagem Morpho, no single customer accounted for more than 10% of our total revenue in 2006. Sagem Morpho accounted for approximately 15% of our revenue in 2006. See Note 18 to our Consolidated Financial Statements appearing elsewhere in this prospectus for financial information by geographic area.

Case Studies

The following represents case studies of our customers’ varied uses and deployments of our products:

United States Visitor and Immigrant Status Indicator Technology (US-VISIT). US-VISIT is a biometrically based program of the Department of Homeland Security, focused on protecting the nation’s borders through recording the entry and exit of foreign visitors. US-VISIT biometric entry procedures, which include the capture of two fingerprints and a digital photo, are currently in place at approximately 285 ports of entry. US-VISIT has also deployed biometric exit procedures at 12 airport locations, with additional deployments to follow by the end of 2008. Since the program’s inception, we have provided more than 2,800 single-finger scanners. The units currently capture approximately one million fingerprints per week. In 2005, US-VISIT announced its intention to transition to ten fingerprints upon entry to the United States. In February 2007, we were awarded an initial order of 25 L SCAN Guardian tenprint devices to support this transition. This order includes an option for US-VISIT to acquire up to 3,000 L SCAN Guardian units for deployment in 2008. The US-VISIT border security biometric system has broad applicability for enhanced border security and we believe our success with the US-VISIT program positions us well to win awards for similar product orders internationally.

Global Rapid Identification System (GRIDS) Jumpkits. Our GRIDS Jumpkit is a lightweight, compact and rugged rapid deployment identity management system designed to be used in combat zones and along borders or by any user requiring high mobility and operating in a harsh environment. With the GRIDS jumpkit, mobile forces such as military, law enforcement and other first responders can quickly and easily capture multiple biometrics for enrollment and identity verification against an existing database of enrollees. The key components of the jumpkits are our portable Livescan devices, such as the ID 1000, ID 442R or the L SCAN Guardian. As of March 31, 2007, we have sold more than 1,000 jumpkits to the U.S. military for deployment in combat zones, including more than 400 jumpkits for the Iraq theater, which are used for enrolling and vetting new Iraqi military and police recruits. We believe that we will have further opportunities to sell jumpkits for military applications worldwide and non-military applications in the United States, such as applications for use by police agencies, highway patrol departments and other first responders.

UK IDENT1. UK IDENT1 is a national automated fingerprint identification program that connects all English, Welsh and Scottish police forces via a central database. This database permits soft copy storage of all fingerprint forms from people arrested for recordable offenses. IDENT1 also unifies all aspects of criminal identification, including criminal record histories and the ability to interface with other national and international agencies. The system currently stores about 6 million forms and processes more than 100,000 arrest records every month. We are working with the prime contractor for this program, Northrop Grumman Information Technology, as the sole provider of Livescan equipment to IDENT1. We are also providing the police enrollment solution software application to enable the criminal booking process. IDENT1 is currently in place in each of the 51 police forces in England, Scotland and Wales. We believe that we will have additional opportunities to provide similar applications to other national police forces in conjunction with our systems integrators and other strategic partners.

Bangkok International Suvarnabhumi Airport. The new Bangkok International Suvarnabhumi Airport which opened in September 2006 is designed to handle 30 million passengers per year initially, which is expected to increase to 100 million passengers per year with further construction. Thailand is the first Asian country to officially issue International Civil Aviation Organization, or ICAO, compliant e-passports to its citizens and is in the forefront in applying biometrics in border security applications. The airport purchased more than 220 of our Authenticator 200 document readers for use in immigration processing stations, which are currently scanning approximately 70,000 documents per day and expect to increase as traffic to the new airport grows. The Authenticator 200 has an integrated radio frequency identification, or RFID, reader, which permits the user to read information stored on RFID chips integrated into e-passports, thus validating the accuracy of the embedded information prior to allowing passage through security checkpoints. We were selected for this project with two of our Asian partners, CDG Systems Limited and Bio Engineering Company Limited. We believe that we will have further opportunities to deliver this type of system to other airports as e-passports and biometrics continue to be employed at immigration entry and exit points.

Casino Esplanade, Hamburg, Germany. Casino Esplanade in Hamburg, Germany, which opened in December 2006, has almost 27,000 square feet of gaming space and has hosted approximately 20,000 visitors per month since its opening. The casino uses our FaceSnap and FaceCheck facial recognition system, which employs proprietary software to control special video cameras that locate and collect images of the face of each visitor as the visitor enters the casino. The system then compares the captured facial image against a database to identify potential threats or other persons of interest, such as convicted habitual gamblers or banned individuals. In addition to deployments in German casinos, this technology has been applied by the German Federal Criminal Police Office as well as other German police departments who are using our system for mobile intelligence. We expect to continue to market our facial recognition applications in all of our international markets and in such commercial market segments as gaming and mobile law enforcement, where the application has already been accepted.

Technology

We developed our proprietary technology through an extensive research and development program focused on innovative optical product design, image processing technologies and software technologies used for biometric identity management systems. Our research and development personnel have extensive expertise in the core areas of product design, optical engineering, image processing and enhancement and software programming and design. We have deployed this expertise over our ten-year history to develop advanced technologies, including many patented technologies, in these core areas.

Optical Technology. Our advanced optical technology provides the foundation for most of our biometric products. Over the past ten years, we have developed and refined our products to be among the most advanced in our industry. We believe that our emphasis on advanced optical design has produced a number of technological improvements that have also resulted in our devices being more efficient and smaller than the devices offered by many of our competitors. Our acquisition of Smiths Heimann Biometrics GmbH brought us additional expertise in the area of optical engineering. Many of the engineers who joined us through that acquisition have spent their entire careers in the optical design field, which has a long history in Jena, Germany, where Smiths Heimann Biometrics GmbH was headquartered.

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Custom Designed Optics. Our biometric devices are built with our custom-designed optics. Our devices use a range of optical elements depending on the function of the device, ranging from conventional optics used in the L SCAN Guardian, ID 1000, ID 700, Verifier 310 LC, to telecentric optics used in the ID 500, ID 2500 and Verifier 300. In their simplest form, our fingerprint image capture devices consist of an illumination system designed to produce a uniform background, a prism designed to use the principles of total internal reflection, a lens to focus the image and an imaging sensor that measures the contrast between the fingerprint ridges and valleys resulting in a fingerprint image that is delivered to the software driver or SDK for processing. We believe that this technology offers advantages over other types of fingerprint capture technologies, such as ultrasonic, silicon and contactless, because those technologies are generally less rugged, deliver lower resolution images, have lower dynamic ranges and produce overall lower quality images. To date, no device employing any of the foregoing alternative technologies has achieved Appendix-F certification. As a result, companies that use these alternative technologies generally do not compete with us for customers that have a need for forensic-quality imaging. Our devices are designed to capture images the way they may be left on a surface, for example at a crime scene, to make them more useful for forensic and practical matching needs.

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Advanced Illumination Techniques. All of our Appendix-F certified products use bright field illumination. This technique relies upon the illumination of the glass surface which appears to the image sensor as a uniform illuminated surface. Fingerprint ridges in contact with the glass surface absorb the illumination, resulting in a high-quality fingerprint image. By using bright field illumination, our fingerprint devices will work with a variety of skin types, including dark-pigmented skins, inked or dyed fingers. Our technology uses green light, which, when combined with the natural absorption characteristics of human tissue, produces a higher contrast fingerprint image. In addition, the use of green light allows our technology to improve rejection of ambient light. Our illumination systems are also designed to minimize power consumption and space.

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Expertise in Optical Sensors. We use technologically advanced third-party image sensors to capture print images. We identify and take advantage of advancements in sensor technology and have a history of quickly adapting improved technologies into our devices. We extensively evaluate and test sensor technologies to identify new ways to improve the performance or enhance the capabilities of our devices. For example, we have developed techniques to increase the image quality and resolution of captured images using lower cost sensors.

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Silicone Membrane Technology. We use a patent-pending silicone membrane technology that eliminates collecting dry fingerprints as the biggest issue associated with collecting fingerprints in real world environments. The silicone membrane provides a conformable surface that enhances the fingerprint ridge detail and greatly improves the quality of fingerprint images. In addition, the membrane solves problems encountered when placing or “rolling” a finger directly on the bare glass surface, such as slipping, smearing and smudging. Further, our silicone membrane technology effectively protects the glass surface. The silicone membranes are self-adhering and easy to clean, remove and replace.

Calibration and Diagnostic Features. Many of our biometric devices feature self-calibration and self-diagnostics. The self-calibration feature ensures that natural variances in illumination intensity are removed to establish a uniform background. The self-diagnostic feature permits the device to recognize adjustments that are needed for high-quality image capture and then either makes adjustments automatically or notifies the user that adjustments are needed.

User Interface. Many of our products use liquid crystal displays, or LCDs, light emitting diodes, or LEDs, or touch-screen displays to provide instant user feedback regarding image quality. These features allow the user to concentrate on the image-capturing task without the need to look away at a personal computer screen or another instrument, thereby promoting operator safety and faster fingerprinting.

Image Processing. Our image processing technology separates out “noise,” such as dirt, smudges or latent images that may have been left on the glass surface, thereby producing an accurate, digital representation of the actual fingerprint. The result of this process is an image that meets Appendix-F certification.

Facial Recognition. Our proprietary facial recognition software is designed to identify individuals through comparative analysis of different face images. Our methodology uses advanced software algorithms for pattern classification. In many aspects, this form of information processing is similar to the way information is processed in the human brain. Our software performs the analysis of facial landmarks, which are the specific characteristics of defined facial features, that cannot be easily concealed by makeup, hair or eyeglasses. Facial landmark analysis with full face processing significantly increases the accuracy of identification. We also license supplemental matching algorithm software from a third party that we incorporate into our FaceSnap and FaceCheck software applications. We believe the combination of our own proprietary algorithms and the supplemental licensed algorithms improves the accuracy of identification.

Autocapture Technology. Our patent-pending autocapture technology automatically detects and captures an image when an image is of a sufficient quality to be captured and processed. This technology reduces the likelihood of operator error, increases the image quality and speeds up the fingerprinting process.

Access Control. We have developed and deployed technology for access control devices, which provides a security solution for access to secure areas by combining the exact science of biometric fingerprint identification with the technology of physical access control. While access control currently does not represent a material portion of our revenue, we believe that this may be an important product for us in the future.

Software Technologies. We provide a software driver or SDK with each of our scanners and readers. Our SDKs use software interfaces that can be adapted for use in Java and .Net software environments. We have developed a single Windows-based driver that can be used with multiple products, resulting in a high degree of flexibility. Our software drivers and SDKs use our advanced image processing technology to enhance the images that are captured from our biometric devices, including contrast enhancement, fingerprint image detection, quality improvement, segmentation for flats, fast autocapture and high-quality rapid imaging interface to software. Our software drivers and SDKs deliver notifications to applications of problems, such as an incomplete image or an incorrect sequence of fingers and support high-quality image compression in accordance with federal and international standards. Our software architecture facilitates the interoperability of our products by allowing the capture of demographic data, multi-modal biometric data and information from scanned documents, as well as the extraction of fingerprint data into minutiae that comply with these standards. Our software architecture supports the generation of encrypted, signed credentials and fingerprint transactions, permits submission of fingerprints to particular recipients and handles notification to the underlying application of the print-capturing process.

Digital and Wireless Outputs. Our scanners have various communication interfaces including Universal Serial Bus, or USB, Standard IEEE 1394 (FireWire), 802.11, Bluetooth and Ethernet.

Standards and Certifications. We employ a standards-based approach to developing our products that ensure our products are interoperable with our other product offerings and with our customers’ products and systems. A number of organizations set standards for the biometrics industry, including

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American National Standards Institute, or ANSI, is a private nonprofit organization that oversees the development of voluntary consensus standards for products, services, processes, systems and personnel in the United States.

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National Institute of Standards and Technology, or NIST, is a non-regulatory agency of the United States Department of Commerce’s Technology Administration. NIST has provided the leadership for the national and international bodies developing formal biometric standards.

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INCITS M1 is the U.S. technical advisory group for the JTC1-SC37 International Standards Organization. The INCITS M1 standards body develops biometric standards for data interchange formats, common file formats, application program interfaces, profiles and performance testing and reporting. The goal of INCITS M1’s work is to accelerate the deployment of improved standards-based security solutions for homeland security purposes, the prevention of identity theft and other government and commercial applications based on biometric identification.

•

Joint International Standards Organization (ISO)/IEC JTC1-SC 37 committee is currently responsible for many international biometric standards projects. The committee has effected the “first generation” of international biometric standards including biometric data interchange formats for a number of biometric modalities and key biometric technical interface standards. This organization also has made significant progress in the development of other biometric standards, including biometric performance testing and reporting standards and biometric profiles for interoperability and data interchange.

•

The International Civil Aviation Organization, or ICAO, is an agency of the United Nations which oversees the safety of international aviation and is charged with establishing international standards for e-passports.

These organizations establish standards to promote the adoption and interoperability of biometric technology. The development of national and international standards is critical to the deployment of coordinated security systems prevalent in local, state, national and international government systems. These organizations continue to develop biometric quality guidelines, encoding formats, interface standards, testing protocols and privacy frameworks.

To be employed for some uses, such as AFIS submission for fingerprints, products must be certified by entities such as the FBI. We believe that we have more FBI-certified Livescan products than any other provider.

Research and Development

We built our company on the basis of substantial investment in research and development to facilitate our development of innovative products for our clients. Our key technologies include high resolution biometric image capturing, optical system design, optical sensor design, image processing, CAD design and rapid prototyping capability, industrial design, project management and compliance and environmental test capability. As of March 31, 2007, we had 59 engineering and research and development professionals at our Palm Beach Gardens, Florida facility, 44 engineering and research and development professionals at our Jena, Germany facility and 5 engineering and research and development professionals at our Bochum, Germany facility. Our expenditures on research and development totaled $8.4 million in 2004, $10.6 million in 2005 and $14.3 million in 2006.

Manufacturing

We maintain manufacturing facilities in Palm Beach Gardens, Florida and Jena, Germany. Before our acquisition of CMTG, each facility was focused on manufacturing diverse products using already established technology. Our newest product, the L SCAN Guardian, was designed to be manufactured in both Florida and Germany, and we intend to design future products to allow production at either facility. We believe this production flexibility will significantly reduce the risk of a long-term disruption of our manufacturing operations if one of our facilities were to sustain damage as a result of natural disasters or otherwise.

We manufacture our products to exacting specifications. We have implemented quality assurance programs in Palm Beach Gardens and Jena to meet both internal quality criteria and customer requirements. Both of our manufacturing facilities use proprietary factory test software that promotes efficient test and calibration of our products and ensures the quality of our products. In addition, our manufacturing facility in Jena, Germany has been certified as compliant with ISO 9001:2000 manufacturing methods, which are international quality standards developed by the International Organization for Standardization. ISO 9000 compliance is an increasingly important factor in, and sometimes a requirement of, sales outside the United States. We have implemented certain of the ISO 9001:2000 certification processes at our Palm Beach Gardens facility, but do not plan to seek formal certification in the near term for that facility.

We generally limit our manufacturing activities to the assembly, calibration and testing of proprietary sub-assemblies, although we manufacture silicone membranes that can be placed on the glass surfaces of our fingerprint capture devices, where fingers, hands and palms are placed. Printed circuit boards and some other mechanical and optical assemblies are fabricated by highly automated, trusted contract manufacturing partners.

We believe this approach permits rapid expansion of production capacity to meet any significant increase in product demand and minimizes costs associated with the expansion of manufacturing operations. We have realized reductions in costs of materials and fabricated sub-assemblies as manufacturing volumes increase and expect to realize additional cost reductions as volumes continue to increase.

We fulfill our requirements for components and sub-assemblies under both purchase orders and supply contracts. Purchase orders specify the prices we pay based on then-current market prices and do not involve long-term commitments. We are also party to some contracts with key suppliers of cameras, custom optics (such as lenses and prisms) and custom optical sub-assemblies. These components are specifically designed to meet our specifications for inclusion in our products. These contracts normally obligate us to purchase a minimum volume over a term that normally does not exceed 12 months and allow us to secure our supply requirements and minimize our inventory. While there are other suppliers available for these components and sub-assemblies, we believe it is more cost-effective to purchase certain highly customized components from sole source suppliers. In 2006, no individual supplier accounted for more than 10% of our total component and sub-assembly purchases (by value).

Sales, Marketing and Support

We market and sell our products and services directly to end-users and indirectly through systems integrators and other strategic partners. We seek to increase sales to existing customers by expanding our product offerings, enhancing the technologies we offer and upgrading their existing products. We seek to broaden our client base through several strategies, including by increasing direct selling efforts, expanding our federal sales coverage of the non-defense government market, taking advantage of direct sales opportunities in Europe, such as in connection with the E.U. e-passport initiative, and expanding our business through sales to systems integrators and other strategic partners.

We organize our sales force into four primary teams. Our North American direct sales team focuses on direct sales to state and local government customers as well as commercial customers in North America. Our North American channel sales team focuses on sales to our channel partners in North America, including systems integrators and other strategic partners. Our federal sales team focuses exclusively upon sales to U.S. federal government agencies. Our international sales team, which operates out of Jena, Germany, builds upon the global Smiths Heimann Biometrics GmbH legacy channel relationships. From time to time, we work with consultants to target specific opportunities, countries or regions.

A large portion of our sales occur through competitive bidding processes, especially for government projects. In a competitive bidding process, the customer generally provides the project’s specifications and performance requirements and then requests proposals, often referred to as requests for proposals, or RFPs. We generally respond to RFPs for larger scale projects as a subcontractor with one or more competing prime contractors. We may respond to RFPs for smaller scale projects either as a prime contractor or as a subcontractor with one or more competing prime contractors.

Our global marketing team supports our sales force by organizing and overseeing our participation in trade shows and conferences, along with other marketing campaigns designed to produce qualified sales leads. The marketing team creates communications plans and programs to enhance our external market reputation and helps promote and expand our brand recognition.

We have committed significant resources to customer service, which we believe is important to our continued success. We provide service and support to our customers through our centralized customer service organizations based in our Palm Beach Gardens, Florida facility and our Jena, Germany facility. We provide support services over the telephone, the world wide web and via e-mail. If requested by our customers, we also provide on-site support.

Competition

The biometrics industry is a highly fragmented and rapidly evolving industry with many different product offerings. Some of our competitors offer fingerprint image capture devices, while others offer other methods of biometric identification, such as face, retinal blood vessel or iris pattern, signature recognition, hand geometry, vein-mapping and voice recognition. We believe that the markets for our products will continue to evolve as a result of technical developments, the changing needs of customers and introductions of new products by competitors. To compete effectively in this environment, we must continually develop and market new and enhanced products at competitive prices and have the resources to invest in significant research and development activities.

We believe that the most important competitive factors in the market for biometric identity solutions include:

•	the degree of security provided;

•	the ease of use for the end-user;

•	functionality;

•	price;

•	size;

•	service and support;

•	interoperability with existing hardware and software systems;

•	accuracy and reliability; and

•	time required for deployment.

In addition to these factors, we believe that competitive factors in the industry include the quality of fingerprint images and the capability to work within large fingerprint databases and criminal history networks. We believe that we compete successfully in the marketplace primarily based upon the breadth and quality of the products we provide, which include hardware as well as software components, the quality and innovativeness of our technology and our ability to provide our products on an international scale.

Our primary competitors are companies that are actively engaged in developing and marketing biometric products, particularly Livescan devices. Our primary competitors include Cogent, Inc., Cognitec Systems GmbH, L-1 Identity Solutions, Inc., Precise Biometrics AB, SafLink Corporation and Secugen Corporation. We also compete with companies that provide document readers, such as 3M Company and Rochford Thompson Equipment Limited.

Intellectual Property

We rely primarily on a combination of intellectual property rights of patents, trademarks, copyrights, trade secrets, confidential procedures and contractual provisions to protect our technology. As of June 30, 2007, we have more than 80 issued patents and more than 80 patent applications pending in the United States and other countries. However, we may not be able to successfully enforce the rights obtained through these intellectual property rights in every jurisdiction. Our patents relate primarily to our Livescan technology. We intend to maintain our patents in effect until they expire, beginning in May 2017.

We cannot assure that all of our applications to register patents will be successful. We have no knowledge of any present infringement or any present claims of ownership of trademarks or patents that would materially adversely affect our current operations. We pursue, and intend to continue to pursue, registration of our patents whenever possible and to defend vigorously our proprietary rights against infringement or other threats to the greatest extent practicable under the laws of the United States and other countries.

We have a number of trademarks in use relating to our products and services. We have a number of trademark applications granted and pending worldwide. For example, the U.S. Patent and Trademark Office has granted us federal registrations for the marks Cross Match and DSCAN. We also have trademark applications pending in the United States and other countries for the marks Guardian, Cross Match (stylized logo) and L SCAN. Federal registration of trademarks in the United States is effective for as long as we continue to use trademarks and renew their registrations. We do not generally register any of our copyrights with the U.S. Copyright Office, but rely on the protection afforded to such copyrights by the U.S. Copyright Act. That law provides protection to authors of original works, whether published or unpublished, and whether registered or unregistered. We enter into confidentiality agreements and assignments of inventions with our employees and limit access to and distribution of our proprietary information.

Employees

As of March 31, 2007, we had 318 full-time employees, of whom 121 were located in Jena, Germany. None of our U.S. employees are represented by a union or covered by collective bargaining contracts. In Germany, some of our employees are represented by statutory worker’s councils, which are representative bodies to which employees appoint representatives. In general, we are required to seek the approval or advice of the worker’s councils before making certain significant decisions affecting our employees and business in Germany. We consider our relationships with our employees to be satisfactory.

Legal Proceedings

From time to time, we are engaged in legal proceedings in the ordinary course of business. We are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Properties

We lease approximately 78,000 square feet in Palm Beach Gardens, Florida, of which our manufacturing facility accounts for approximately 40,000 square feet. We lease approximately 58,000 square feet in Jena, Germany, of which our manufacturing facility accounts for approximately 30,000 square feet. We also lease approximately 2,300 square feet in Bochum, Germany for research and development and approximately 5,000 square feet of office space in Arlington, Virginia for use in U.S. federal sales and local project management. For more information on these leases, see Note 13 to our Consolidated Financial Statements appearing elsewhere in this prospectus. We believe that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Environmental Matters

We are subject to laws and regulations in the United States and Germany relating to protection of the environment, including those laws and regulations governing discharge of pollutants into the air and water, the management, storage and disposal of hazardous materials and the clean up of contaminated sites. We could incur substantial costs, including clean up costs, fines and civil and criminal sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations. Our operations are also subject to laws in the United States and European Union relating to the use and recycling of hazardous materials in products. In addition, our operations require environmental permits which are subject to modifications, renewal and revocation by issuing authorities. We believe we are in substantial compliance with applicable environmental requirements.

MANAGEMENT

Directors and Executive Officers

The table below shows information about our directors and executive officers as of March 31, 2007:

Name	Age	Position
Walter F. Raquet	62	Chairman
James W. Ziglar	61	President and Chief Executive Officer and Director
Mark A. Slaven	50	Executive Vice President and Chief Financial Officer
Gerhart S. Ernst	45	Managing Director, Cross Match Technologies GmbH
William A. Smith II	39	Senior Vice President, General Counsel and Secretary
J. F. Carver	73	Senior Vice President and Chief Technology Officer, Instrument Development
Gregory L. Cannon	41	Senior Vice President and Chief Technology Officer, Biometric Solutions and Standards
Elaine K. Dezenski	36	Senior Vice President, Global Government Relations
James E. Davis	72	Director
Bernard J. Hamilton	67	Director
Michael Jackson	44	Director*
Alan M. Thomson	60	Director*
General James L. Jones, Jr. (Ret.)	63	Director Nominee**

*	Designated by Smiths, our principal stockholder, pursuant to the Second Amended and Restated Stockholders’ Agreement.
**	General Jones will become a director concurrent with the completion of this offering.

Walter F. Raquet has served as our non-executive Chairman since August 2006 and as a director since March 1999. Mr. Raquet has been the Chief Executive Officer of WR Capital Management since 2002. In 1995 Mr. Raquet founded the Knight Capital Group Inc. and served as its Executive Vice President and Director until 2003. Prior to that time, Mr. Raquet served in various capacities at Spear, Leeds & Kellogg/Troster Singer, Herzog Heine & Geduld, Price Waterhouse, Paine Webber and Weeden & Company. He received a B.S. in accounting from New York University.

James W. Ziglar has served as our President and Chief Executive Officer, and as a director, since August 2005. From June 2004 until August 2005, Mr. Ziglar was a Managing Director and Chief Business Strategist at UBS Financial Services, Inc., a global financial services firm. Mr. Ziglar has a total of 17 years of experience in investment banking (12 of which were at UBS) and eight years of experience as a practicing attorney. Before rejoining UBS in 2004, Mr. Ziglar was a Distinguished Visiting Professor of Law at The George Washington University Law School and a Fellow at Harvard University’s John F. Kennedy School of Government Institute of Politics. From August 2001 until his retirement from federal service in December 2002, Mr. Ziglar served as the last Commissioner of the Immigration and Naturalization Service. Prior to that time, Mr. Ziglar was appointed to serve as Sergeant at Arms of the U.S. Senate. In addition, Mr. Ziglar has served at various times as Assistant Secretary of the Interior for Water and Science, as a law clerk to U.S. Supreme Court Associate Justice Harry A. Blackmun, as a congressional and public affairs officer at the Department of Justice and as an aide to the Chairman of the U.S. Senate Judiciary Committee. Mr. Ziglar earned his undergraduate and law degrees from The George Washington University.

Mark A. Slaven has served as our Executive Vice President, Chief Financial Officer and Treasurer since August 2006 and a Managing Director of CMTG since February 2006. Mr. Slaven served as our Senior Vice President, Chief Financial Officer and Treasurer from October 2005 until August 2006. From October 2004 until August 2005, Mr. Slaven served as Chief Financial Officer of Spectrasite Communications, Inc., a North American wireless communications site operator. In June 1997, Mr. Slaven joined 3Com Corporation, a networking solutions provider, where he served as a Vice President until June 2002, at which time he was promoted to Chief Financial Officer and served in such capacity until August 2004. Prior to that time, he held a variety of senior financial management positions at Lexmark International, Inc. and International Business Machines Corporation. He also practiced as an engineer with General Dynamics Corporation. Mr. Slaven received an M.B.A. in finance with honors from the University of Chicago Graduate School of Business and a B.S. in Civil Engineering from Tufts University.

Gerhart S. Ernst has served as a Managing Director of CMTG and also as our Senior Vice President since October 2006. From July 2005 until September 2006, Mr. Ernst served as President of International Security Consulting Berlin, or ISC Berlin, a firm which he founded to provide security consulting services to hospitality, transportation, healthcare and construction companies. From 2000 to 2005, Mr. Ernst was Managing Director of ASSA ABLOY Sicherheitstechnik GmbH, formerly ZEISS IKON AG, Germany’s market leader in high-end locking solutions and he was also a member of ASSA ABLOY’s Central European executive board with direct responsibility for the sales and marketing division in Germany, Benelux, Austria and Switzerland. Prior to that time, Mr. Ernst held a variety of senior management positions at Vattenfall Europe, formerly Vereinigte Energiewerke AG, Joy Holding AG and Herlitz AG. Mr. Ernst received a management degree from Friedrich-Leitner—School of Economics in Berlin, Germany.

William A. Smith II has served as our Senior Vice President, General Counsel and Secretary since July 2005 and as Director of Corporate Development since September 2006. From June 1999 until June 2005, Mr. Smith was an associate and then a partner of the international law firm DLA Piper, where he specialized in corporate law. Prior to joining DLA Piper, Mr. Smith practiced law in Seoul, Korea, where he represented and counseled multinational corporations and engaged in a variety of domestic and international commercial transactions. While in law school, Mr. Smith served as a legal intern with the Committee on Ways and Means of the U.S. House of Representatives. Mr. Smith received a J.D. from Georgetown University Law Center and an A.B. from Georgetown University. He is admitted to the bar in Maryland, Virginia and the District of Columbia and is certified by The Florida Bar as an Authorized House Counsel in the State of Florida.

J. F. Carver has served as our Senior Vice President and Chief Technology Officer, Instrument Development since 2005. From 2000 to 2005, Mr. Carver served as our Senior Technology Officer. Mr. Carver served as our President from November 1998 to August 2000 and as a director from November 1998 to April 2001. Prior to joining us, Mr. Carver founded and was President of Jupiter Instrument Company, a designer and manufacturer of laboratory analytical instruments and ophthalmic surgical instruments. He also held various management, scientific and research positions at Milton Roy Company, United Technologies Research Center and Pratt & Whitney Aircraft. Mr. Carver received a B.S. in Electrical Engineering from the University of Miami and an undergraduate degree from Union College and has numerous engineering certifications.

Gregory L. Cannon has served as our Senior Vice President and Chief Technology Officer, Biometric Solutions and Standards since June 2006 and served as our Director of Biometric Technology from May 2001 to June 2006. Since December 2006, Mr. Cannon has acted as the chairman of U.S. biometric interchange format standards, directing government and commercial standards efforts in the ANSI-INCITS M1 standards body. Mr. Cannon has also been the liaison officer between the international standards organizations for biometrics (JTC1-SC37) and security (JTC1-SC27) since April 2005. Mr. Cannon has over 40 patents and several papers to his credit. Mr. Cannon received an M.S. in Electrical Engineering from the University of Texas, Arlington and a B.S. in Electrical and Computer Engineering from the University of Texas in Austin.

Elaine K. Dezenski has served as our Senior Vice President, Global Government Relations since September 2006. From January 2004 until April 2006, Ms. Dezenski held senior executive positions at the U.S. Department of Homeland Security, most recently serving as the acting assistant secretary for policy development within the Office of Policy, in addition to serving as deputy assistant secretary for policy and planning within the DHS Border and Transportation Security Directorate. From July 2002 until January 2004, Ms. Dezenski was a senior manager at the Transportation Security Administration, and from January 2000 until July 2002 she served as program manager and special assistant to the Administrator of the Federal Transit Administration. Prior to that time, she held various management positions in marketing, communications and federal government affairs with the Transportation Division of Siemens Corporation. Ms. Dezenski received an M.P.P. from Georgetown University and a B.A. in International Relations from Wheaton College.

James E. Davis is a founder of our company and has served as a director since February 1996. Mr. Davis served as our President and Chief Executive Officer from November 1997 to January 1998 and July 1998 to November 1998. Since 1994, Mr. Davis has been President and owner of 3-D Machining, Inc., which manufactures various parts for our scanning devices. Prior to that time, Mr. Davis founded and was President and Chief Executive Officer of Lenzar Optics Corporation, a designer and manufacturer of optical equipment for military and medical applications, which underwent an initial public offering as Tel-Optics Corp. during his tenure. Mr. Davis received a B.S. in Mechanical Engineering from the University of Missouri.

Bernard J. Hamilton has served as a director since February 2006. Since April 2002, he has served part-time as an advisor to Saftpay, Inc., a startup company. He previously served in a similar capacity with Move.com and Fiera.com and worked as a consultant with CPC Econometrics. He retired from American Express Company in 1998, where he held various senior management positions, including General Auditor and President of the Travel Related Services business in Latin America & Caribbean. Mr. Hamilton received a Ph.D. and an M.B.A. from UCLA and a B.S. degree in Mechanical Engineering from Notre Dame.

Michael Jackson has served as a director since September 2005. Since August 2004, Mr. Jackson has served as Vice President Finance of Smiths Detection Americas. From October 1998 to August 2004, Mr. Jackson served as Vice President Finance, Americas at Trelleborg Sealing Solutions. He originally joined Smiths Group plc in 2000, upon the merger of Smiths Industries plc and TI Group plc. Prior to the merger, he held senior finance positions in the U.S. Aerospace and U.S. Specialty Engineering Divisions of TI and also worked in their Global Headquarters in the United Kingdom. Mr. Jackson is a Chartered Accountant and graduated from the University of Newcastle upon Tyne, where he studied mathematics.

Alan M. Thomson has served as a director since December 2006. Since 2002 he has served as a non-executive director and Chairman of the Audit Committee of Johnson Matthey plc. From 2000 to 2006, Mr. Thomson served as Group Financial Director of Smiths Group plc. Prior to that time, Mr. Thomson held various senior financial management positions at Smith Industries plc, The Rugby Group plc and several other corporations within the United States and the United Kingdom. Mr. Thomson is a Chartered Accountant and serves on the council of the Institute of Chartered Accountants of Scotland where he is Chairman of the Technical Policy Board. He graduated from the University of Glasgow, where he studied economics and history.

General James L. Jones, Jr. (Ret.) is a director nominee and has agreed to serve as our director concurrent with the completion of this offering. General Jones retired from the U.S. Marine Corps in February 2007 after 40 years of service. During his military career, General Jones served as the Supreme Allied Commander, Europe (SACEUR) and the Commander of the United States European Command from 2003 to 2006. As SACEUR, General Jones led the Allied Command Operations, comprising NATO’s military forces in Europe, from the Supreme Headquarters Allied Powers Europe, Mons, Belgium. From July 1999 to January 2003, General Jones was the 32nd Commandant of the Marine Corps. He graduated from Georgetown University School of Foreign Service in 1966.

Membership of the Board of Directors

Our board of directors currently consists of six directors. The directors are divided into three classes and serve staggered three-year terms. The initial term of our Class I directors, who are Messrs. Hamilton and Jackson, will expire at our annual meeting of stockholders in 2010, the initial term of our Class II directors, who are Messrs. Davis and Raquet, will expire at our annual meeting of stockholders in 2008, and the initial term of our Class III directors, who are Messrs. Thomson and Ziglar, will expire at our annual meeting of stockholders in 2009. Our board will be increased to seven directors concurrent with the completion of this offering when

General Jones joins the board as a Class II director. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

Our board of directors has determined that each of Messrs. Raquet, Hamilton, Jackson and Thomson and General Jones meets the definition of “independent director” under the applicable requirements of the NASDAQ Marketplace Rules.

Board Committees

The board of directors has a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee.

Audit Committee. The audit committee is responsible, among its other duties and responsibilities, for engaging, overseeing and evaluating our independent registered public accounting firm, pre-approving all audit and non-audit services by that firm, reviewing the scope of the audit plan and the results of each audit with management and our independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and related financial information we will include in our SEC filings and exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence with legal requirements. The members of our audit committee are Mr. Hamilton, who serves as chair of the committee, Mr. Raquet and Mr. Jackson. Mr. Hamilton is an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that each member of our audit committee is independent within the meaning of the independent director guidelines of the NASDAQ Marketplace Rules and each member of our audit committee, other than Mr. Jackson, is independent pursuant to Rule 10A-3 of the Securities Exchange Act. Rule 10A-3 requires us to have all independent audit committee members (within the meaning of Rule 10A-3) within one year of the initial listing of our securities. We intend to comply with these independence requirements within that time period.

Compensation Committee. The compensation committee is responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our executive officers and other key employees, monitoring compensation arrangements applicable to management employees for consistency with corporate objectives and stockholders’ interests and administering our stock incentive plans. The members of our compensation committee are Mr. Thomson, who serves as chair of the committee, Mr. Davis and Mr. Raquet.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for recommending candidates for election to the board of directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, new director orientation, committee structure and membership, non-employee director compensation, succession planning for officers and key executives and communications with stockholders. The members of our nominating and corporate governance committee are Mr. Raquet, who serves as chair of the committee, and Mr. Davis.

We believe that the composition of each of our three standing committees meets the requirements for independence under the listing standards of The NASDAQ Global Market and the applicable SEC rules and regulations.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 (as set forth in the Summary Compensation Table below) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.

Compensation Philosophy and Objectives

Our total compensation philosophy is to offer our named executive officers compensation and benefits that are competitive and that meet our goals of attracting, retaining and motivating highly skilled management so that we can achieve our financial and strategic objectives.

Utilizing this philosophy, our compensation programs have been designed to:

•	be “market-based” and flexible to reflect the competitive environment;

•	align the interests of our named executive officers with those of our stockholders;

•

focus on simplicity and openly communicate the details of our compensation programs with our named executive officers as well as all of our employees generally to ensure that our programs are understood; and

•

consistently apply our total compensation philosophy for all of our management, in all of our locations, although our specific programs may vary slightly between the United States and Germany, as required by local law or practice.

Elements of Our Compensation Program

Overview. The three key elements of our total compensation program prior to our initial public offering have been base salary, stock option grants and benefits. To date, the amount of base salary and number of options granted to our named executive officers have been determined primarily by negotiations with each executive in order to attract him or her to the Company from his or her then-existing position, or in connection with promotions or increased responsibilities within the Company. The compensation committee has not generally performed competitive reviews of our compensation programs with those of similarly-situated companies, nor have we engaged in “benchmarking” of the compensation paid to our named executive officers.

Similarly, we have not formally adopted any policies with respect to long-term versus currently-paid compensation, or cash versus equity compensation. In recent years, however, the compensation committee has awarded our executive officers (and employees generally) greater amounts of cash compensation, in the form of base salaries, as compared to equity compensation, due primarily to the Company’s large stock option overhang and the lack of liquidity of such options as a private company. We anticipate that, upon completion of this offering, the compensation committee may begin to increase the amounts of equity compensation awarded to our employees, including the named executive officers, as the stock option overhang begins to dissipate. This would allow us to further our objective of aligning the interests of our employees with our stockholders.

In January 2007, for the first time, we adopted a company-wide cash bonus plan pursuant to which all eligible employees, including the named executive officers, may participate. We discuss this bonus plan more fully below. In addition, after our initial public offering and pursuant to our 2007 Omnibus Incentive Plan, we may expand our compensation program to include, for example, annual performance-based cash bonuses, restricted stock as an additional form of equity compensation and other performance-based incentive programs. Such incentive compensation programs would make payments when certain company/team and individual goals are achieved and/or when our common stock price appreciates. It is currently anticipated that our compensation committee will review our compensation programs upon completion of this offering and, as it deems necessary, compare them to other companies to arrive at what we believe to be fair and competitive compensation for our executive officers. While the compensation committee has not done so previously, it is also anticipated that we will engage a compensation consultant to assist in this review. Any compensation consultant will be engaged directly by, and report to, the compensation committee.

Base Salary. The base salaries paid to our named executive officers in 2006 are primarily the result of the negotiations with each executive at the time of his or her joining the Company. As noted above, one of our compensation objectives is to be flexible in order to reflect the competitive environment we encounter in recruiting and retaining the senior management we desire, and the base salaries of our named executive officers are reflective of this objective.

Specifically, each named executive officer has an employment agreement which sets forth his or her initial base salary. Mr. Smith’s initial base salary of $300,000 was determined to be based on the amount necessary to recruit him to the Company in July 2005. Upon hiring Mr. Ziglar as President in August 2005, the board believed his base salary should be at a premium to Mr. Smith’s and thus set his initial salary at $400,000. Mr. Slaven’s initial base salary of $300,000 was determined based on the amount necessary to recruit him to the Company in October 2005. Similarly, for Mr. Ernst and Ms. Dezenski, their base salaries of €230,000 (or $303,531 in U.S. Dollars, calculated based on the conversion rate in effect as of December 29, 2006) and $250,000, respectively, were determined based on the amount necessary to recruit each executive to the Company in October and August 2006, respectively. In addition, the compensation committee determined it necessary and appropriate to award Ms. Dezenski a signing bonus of $25,000 as an incentive to accept our offer rather than another she had recently received.

In connection with Mr. Slaven’s promotion to Executive Vice President in August 2006 and his related assumption of additional operational responsibilities, the compensation committee approved, as recommended by Mr. Ziglar, an increase in his base salary from $300,000 to $350,000. Similarly, in connection with Mr. Smith’s additional title of Director of Corporate Development in August 2006 and the related increased responsibilities, Mr. Ziglar recommended, and the compensation committee approved, an increase in his base salary from $300,000 to $330,000.

For additional information on the base salaries of our named executive officers, see “Employment Agreements” below.

Equity Compensation. We have historically granted stock options to our executive officers, including our named executive officers, as we believe stock options further our compensation objectives of aligning the interests of our named executive officers with those of our stockholders while also representing a simple and easy-to-understand form of equity compensation, particularly among technology companies. As discussed above, in recent years, including during the period in which each of our named executive officers was hired by the Company, the compensation committee awarded executives smaller option grants due to the size of our stock option overhang, although the committee did not follow any formula or percentage in this respect. Thus, the number of outstanding options held by our employee base generally led to smaller option grants and larger amounts of cash compensation.

With respect to newly-hired or promoted executives, our practice is to make stock option grants at the first meeting of the compensation committee following such employee’s hire or promotion date. For example, the option grants made to Messrs. Slaven and Smith in connection with their promotions were made on September 22, 2006, the first compensation committee meeting following their promotions. We have not, historically, made annual grants of equity to the named executive officers. Instead, if it is determined that a particular named executive officer should receive an additional equity award, we normally would make such award at the time of the compensation committee’s decision. We do not have any program, plan or practice currently in place to award additional stock options on a regular basis or to time stock options grants in coordination with the release of material non-public information. Prior to this offering, our board of directors determined the exercise price of stock options based on a valuation analysis, and taking into account third-party arms-length sales of our common stock. Following this offering, the exercise price of stock options will be based on the fair market value of our common stock on the grant date, which will be equal to the closing price of our common stock on that date.

With respect to the specific option grants to each named executive officer in 2006, for Mr. Ernst and Ms. Dezenski, their option grants were approved by the compensation committee upon each executive’s hire by the Company. The number of options were determined based upon negotiations with each executive and represented the number necessary to recruit each executive from their then-existing positions. The smaller option grants to Messrs. Slaven and Smith in 2006, recommended by Mr. Ziglar and approved by the compensation committee, were granted in connection with each officer’s promotion and increased responsibilities during the course of 2006. Mr. Ziglar, our Chief Executive Officer, received an option grant of 100,000 in 2006 which, unlike the option grants to our executive officers and employees that generally vest over a three-year period, provides for full vesting of the options one year after grant. The compensation committee granted these options with more favorable vesting period due to Mr. Ziglar’s accomplishments within the Company during the course of 2006, including the successful integration of two acquisitions and successful transition of leadership from our former Chief Executive Officer.

Benefits Programs. We design our benefits programs, such as our basic health benefits, 401(k) program and life insurance, to be both affordable and competitive in relation to the market while conforming with local laws and practices. We monitor the market, local laws and practices and adjust our benefits programs as needed. We design our benefits programs to provide an element of core benefits, and to the extent possible, offer options for additional benefits. Our benefits programs are separate and apart from, and generally do not affect decisions regarding, other elements of our compensation package, such as base salary and stock options. The named executive officers are generally treated the same as our employees with respect to our benefit programs. In addition, our employees and executive officers in Germany are generally treated the same as our U.S. employees and executive officers with respect to our benefits programs, subject to minor differences relating to local law and practice. We do not intend to establish any deferred compensation plans, defined benefit pension plans or similar benefit plans.

Perquisites. As a general matter, we do not intend to offer any perquisites to any executive officer, including the named executive officers, with an aggregate value in excess of $10,000 because we believe we can better incent desired performance with compensation in the forms described above. However, as part of our package to recruit Mr. Ernst to relocate to Jena, Germany, we agreed to provide Mr. Ernst with a company car and a monthly housing allowance of €1,500, which represents $1,978 in U.S. Dollars, calculated based on the conversion rate in effect as of December 29, 2006, which we believe represents the customary amount provided to German executives pursuant to local practice. Consistent with our compensation objectives, we recognize that, from time to time, it may be appropriate to provide certain perquisites in order to attract, motivate and retain our executives and any such decision will be reviewed and approved by the compensation committee as needed.

Severance and Change in Control Arrangements

Each of our named executive officers has an employment agreement which provides for severance payments following certain termination events. Pursuant to these agreements, none of the named executive officers would automatically be entitled to payments under their employment agreements upon a change in control, unless certain other events occur, such as a material diminution in duties. Each of the named executive officers’ severance packages was negotiated at the time of his or her recruitment by the Company and was based on what the board believed, in its collective experience, to be a reasonable, but not overly generous, severance package to each executive. Mr. Ernst’s severance package, also negotiated at the time of his hire in October 2006, reflects the difference in the severance requirements and local practice in Germany.

In addition, the compensation committee has adopted a Senior Executive Change in Control and Severance Plan, or change in control plan, for certain of our executive officers. Specifically, Messrs. Ziglar, Slaven and Smith are initially eligible to participate in the change in control plan, although the compensation committee has the discretion to include additional company executive officers if desired. Pursuant to the change in control plan, each of Messrs. Ziglar, Slaven and Smith are entitled to various payments upon a change in control, as well as severance payments upon a termination within a certain period of time after the change in control. The change in control plan supplements, but does not replace, the employment agreement provisions described above and thus any required payments under the change in control plan must be reduced by required payments under the existing employment agreement for each officer (i.e., no “double-dipping”).

The compensation committee adopted the change in control plan for Messrs. Ziglar, Slaven and Smith because, as part of our negotiations to recruit each officer to join the Company, it was understood and agreed to by the Company at the time that the officers were being recruited to serve as senior officers of a public company. The change in control plan is intended to provide compensation to these officers if and when the Company no longer continues to be public, a likely scenario in the event of a change in control. Mr. Slaven is eligible to receive an additional payment pursuant to the change in control plan due to the fact that he joined the Company after Messrs. Ziglar and Smith, at which point the Company was granting stock options at a higher exercise price. Because we view Messrs. Ziglar, Slaven and Smith as part of the same new management team recruited by the Company in 2005, the compensation committee believed it was appropriate to include the additional payment to Mr. Slaven.

The compensation committee does not take severance packages into account in determining the amounts of other elements of compensation, such as base salary and stock option grants. See “Termination and Change of Control Payments” below for a description of the severance and change in control arrangements for our named executive officers.

Our 2007 Omnibus Incentive Plan also provides for a potential acceleration of outstanding awards in the event we undergo a change in control. See “2007 Omnibus Incentive Plan” below for a description of the change in control provisions contained in such plan. To date, there have been no awards granted pursuant to the 2007 Omnibus Incentive Plan.

Adoption of 2007 Bonus Plan

In January 2007, the board of directors adopted a one-time company-wide bonus plan for 2007. The board, upon a review of our proposed 2007 financial plan, determined to adopt the bonus plan as a potential additional element of 2007 compensation for all of our salaried employees that do not participate in an existing bonus or commission program. Thus, the majority of our employees, including each of the named executive officers, are eligible to participate in the bonus plan. The purpose of the 2007 bonus plan is to reward eligible employees for the achievement of our pre-tax net income goal for 2007. The board believed the adoption of the bonus pool would incentivize and unify our employees as we progress through our first few reporting periods as a public company.

Specifically, pursuant to the 2007 bonus plan, an amount equal to 20% of our positive pre-tax net income for 2007 (excluding any one-time extraordinary expense items, such as the expenses relating to our initial public offering, acquisition expenses and foreign exchange-related gains and losses), if any, will be contributed to a bonus pool. The bonus pool will be distributed to eligible employees, including each of the other named executive officers, based upon the recommendations of Mr. Ziglar, subject to the consent and approval of the compensation committee. These awards will be entirely discretionary. Similarly, the compensation committee will have the sole authority to award Mr. Ziglar any bonus from the 2007 bonus pool, and Mr. Ziglar will not make any recommendations to the committee regarding his own award.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, in 2007, following the completion of this offering, we may begin utilizing restricted stock and/or restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under SFAS No. 123(R). While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans, including the 2007 Omnibus Incentive Plan, will qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thus permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, as a result, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Role of Executives in Executive Compensation Decisions

Mr. Ziglar or Mr. Smith may attend compensation committee meetings, if invited by the chairman of the compensation committee, other than the portions of the compensation committee meetings during which their compensation is discussed and approved. The compensation committee often acts on Mr. Ziglar’s recommendation when determining compensation of named executive officers. However, the compensation committee retains the ultimate right of approval over all elements of executive compensation, and has the flexibility to deviate from any recommendations to the extent deemed appropriate. The compensation committee also works with Mr. Slaven, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of our various compensation programs.

Executive Compensation

The following table sets forth the compensation paid to our Chief Executive Officer, our Chief Financial Officer and each of the three other most highly compensated executive officers who were serving as executive officers on December 31, 2006. The table also includes information on compensation paid to Theodore M. Johnson, who served as Chairman from January 1, 2006 until August 1, 2006. These six individuals are sometimes referred to collectively as the “named executive officers.”

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
James W. Ziglar President and Chief Executive Officer	2006	400,000		—		225,046	—		625,046
Mark A. Slaven Executive Vice President and Chief Financial Officer	2006	313,461	(2)	—		29,362	—		342,823
Gerhart S. Ernst Managing Director, Cross Match Technologies GmbH	2006	75,883	(3)	—		107,330	7,603	(4)	190,816
William A. Smith II Senior Vice President, General Counsel and Secretary and Director of Corporate Development	2006	308,076	(5)	—		19,574	—		327,650
Elaine K. Dezenski Senior Vice President, Global Government Relations	2006	96,154	(6)	25,000	(7)	125,971	—		247,125
Theodore M. Johnson Former Chairman	2006	218,076	(8)	—		—	60,000	(9)	278,076

(1)	Represents the compensation cost of stock option awards we recognized in 2006, as computed in accordance with SFAS No. 123(R), without any reduction for risk of forfeiture. The assumptions we used in calculating this amount are set forth in Note 11(c) to our Consolidated Financial Statements appearing elsewhere in this prospectus. There were no forfeitures of options in 2006 by any of the named executive officers.
(2)	Represents amounts paid in 2006 based on an annual base salary of $300,000 from January 1, 2006 to September 8, 2006 with an increase to an annual base salary of $350,000 effective September 9, 2006.
(3)	Mr. Ernst’s employment commenced on October 1, 2006. See “Employment Agreements.” This amount represents amounts paid in 2006 based on an annual base salary of €230,000, or $303,531 in U.S. Dollars, calculated based on the conversion rate in effect as of December 29, 2006.
(4)	This amount consists of €4,500, or $5,939 in U.S. Dollars, for Mr. Ernst’s housing allowance and €1,261, or $1,664 in U.S. Dollars, for insurance, maintenance and gas paid in 2006 for Mr. Ernst’s company car, each calculated based on the conversion rate in effect as of December 29, 2006.
(5)	Represents amounts paid in 2006 based on an annual base salary of $300,000 from January 1, 2006 to September 8, 2006 with an increase to an annual base salary of $330,000 effective September 9, 2006.
(6)	Ms. Dezenski’s employment commenced on August 31, 2006. See “Employment Agreements.” This amount represents amounts paid in 2006 based on an annual base salary of $250,000.
(7)	Represents a one-time signing bonus paid to Ms. Dezenski at the commencement of her employment.
(8)	Mr. Johnson resigned effective August 1, 2006. This amount represents amounts paid in 2006 based on an annual base salary of $350,000.
(9)	Mr. Johnson resigned effective August 1, 2006. This amount includes a severance payment paid to Mr. Johnson in 2006 upon his resignation.

2006 Grants of Plan-Based Awards

The following table sets forth information with respect to grants of plan-based awards during 2006 to the named executive officers:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)
James W. Ziglar	09/22/06	100,000	20.00	821,420
Mark A. Slaven	09/22/06	37,500	20.00	321,277
Gerhart S. Ernst (2)	10/01/06	150,000	20.00	1,290,480
William A. Smith II	09/22/06	25,000	20.00	214,185
Elaine K. Dezenski (3)	09/05/06	137,500	20.00	1,178,017
Theodore M. Johnson	—	—	—	—

(1)	Represents the grant date fair value of the awards calculated in accordance with SFAS No. 123(R). The assumptions used by the Company in calculating this amount are set forth in Note 11(c) to our Consolidated Financial Statements appearing elsewhere in this prospectus.
(2)	Represents an initial grant of 150,000 stock options awarded upon Mr. Ernst’s start of employment.
(3)	Represents an initial grant of 137,500 stock options awarded upon Ms. Dezenski’s start of employment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Vesting of Options Granted in 2006

Other than the 100,000 options awarded to Mr. Ziglar in 2006, 33.36% of each grant of options awarded in 2006 becomes exercisable on the first anniversary of the grant date. Thereafter, 8.33% of each such grant becomes exercisable three months after the initial vesting date and another 8.33% becomes exercisable every three months thereafter. The 100,000 options awarded to Mr. Ziglar in 2006 vest in full on the first anniversary of the grant date, which is September 22, 2007. See “Elements of our Compensation Program—Equity Compensation” for a discussion of the option grants to the named executive officers in 2006.

Amended and Restated Stock Incentive Plan

We adopted the Cross Match Technologies, Inc. Amended and Restated Stock Incentive Plan on April 15, 2002 to enable us to attract, retain and motivate employees. Under this plan, we granted to our employees options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code and non-qualified stock options to purchase shares of our common stock. Of the 10,050,000 shares of common stock that were eligible for issuance pursuant to awards made under this plan, 6,797,471 shares of common stock were subject to options outstanding as of March 31, 2007. As of such date, the outstanding options had a weighted average exercise price of $11.44 and had expiration dates ranging from November 2007 to December 2016. Although this plan remains in effect and options under the plan remain outstanding, we ceased making awards under the plan as of the adoption of our 2007 Omnibus Incentive Plan.

2007 Omnibus Incentive Plan

Our board of directors unanimously approved the Cross Match Technologies, Inc. 2007 Omnibus Incentive Plan on July 13, 2007 (referred to as the “new equity plan” or the “2007 Omnibus Incentive Plan”). Our stockholders approved the plan on                     , 2007. The new equity plan was effective as of July 13, 2007. We have not granted any awards under the new equity plan as of the date of this prospectus.

The granting of awards under the new equity plan will generally be within the discretion of the compensation committee of our board of directors. Accordingly, it is not possible as of the date of this prospectus to determine the nature or amount of any such awards that may be subject to future grants to our officers, employees and other participants in the new equity plan. The new equity plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the new equity plan, and we reserve the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances.

Purpose and Eligibility. The purpose of the new equity plan is to enhance our ability to attract, retain and motivate highly qualified officers, employees, non-employee directors and other persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, employees, non-employee directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of our common stock.

Awards may be granted under the plan to officers, directors (including non-employee directors) and other employees of our company or any of our subsidiaries or other affiliates, to any individual who is an advisor, consultant or other provider of services to our company or any of our subsidiaries or other affiliates and to any other individuals who are approved by our board of directors as eligible to participate in the plan. Only employees of our company or any of its subsidiaries are eligible to receive incentive stock options.

Effective Date and Term. The new equity plan was effective as of July 13, 2007 and will expire on July 13, 2017, unless earlier terminated by our board of directors.

Administration, Amendment and Termination. Our board of directors will have the power and authority to administer the new equity plan. In accordance with the terms of the plan, our board of directors will delegate this power and authority to its compensation committee. The compensation committee will have the authority to interpret the terms and intent of the new equity plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the new equity plan. To the extent permitted by law, our board or compensation committee may delegate authority under the plan to a member of our board of directors, provided that such director may not administer the plan with respect to our officers or directors.

The compensation committee may amend, suspend or terminate the new equity plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new equity plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of the NASDAQ Stock Market.

Awards. Awards under the new equity plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	dividend equivalent rights;

•	performance shares;

•	performance units;

•	cash-based awards;

•	other stock-based awards, including unrestricted shares; and

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination thereof, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR. “Restricted stock” is an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risks of forfeiture as restricted stock. “Dividend equivalent rights” are awards entitling the recipient to receive credits, which may be paid currently in cash or common stock or which may be deemed to be reinvested in additional shares, that are based on cash distributions that would have been paid on the shares specified in the rights if the shares had been issued to and held by the recipient. “Performance shares” are awards of common stock, the value of which is determined when the common stock becomes payable based on the extent to which the applicable performance criteria have been met. “Performance units” are similar to performance shares except that the award is based upon cash value instead of shares of common stock. “Unrestricted shares” are awards of shares of common stock that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to the Plan. Subject to adjustment as described below, a total of 3,192,805 shares of our common stock will be available for issuance under the new equity plan. Shares issued under the new equity plan may be authorized but unissued shares or treasury shares.

Any shares covered by an award, or portion of an award, granted under the new equity plan that is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new equity plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the new equity plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the new equity plan. Shares issued under the new equity plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the new equity plan. In the case of a SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The new equity plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. A maximum of 3,192,805 shares may be issued pursuant to incentive stock options. From and after the transition period set forth in Treasury regulations promulgated under Internal Revenue Code section 162(m), no participant may be awarded options or SARs for more than 1,000,000 shares in any calendar year, except that the limit in the case of newly hired employees is 1,500,000 shares. A maximum of 500,000 shares of restricted stock, or shares represented by restricted stock units, that vest based on the achievement of performance objectives may be awarded to any participant in any calendar year, except that the limit in the case of newly hired employees is 750,000 shares. A maximum amount of $2,000,000 in any calendar year or $5,000,000 in respect of a performance period greater than one year may be awarded or credited with respect to cash-based or other stock-based awards to any participant in any calendar year. The foregoing limitations are subject to adjustment as described below.

Terms and Conditions of Options. An option granted under the new equity plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the new equity plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of the common stock on the option grant date. For so long as our common stock remains listed on the NASDAQ Global Market, the fair market value of the common stock will be the closing price of our common stock as reported on the NASDAQ Global Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the NASDAQ Global Market for the last preceding date on which sales of our common stock were reported. If the shares of our common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange selected by our board of directors. If our common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by our board of directors in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law and at the discretion of the compensation committee, through a broker-assisted cashless exercise, the tender to us of shares of common stock or by a combination of cash payment, cashless exercise, and/or tender of shares or any other method that is approved by the compensation committee.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the new equity plan.

The Internal Revenue Code imposes certain limits on the amount of incentive stock options that can become exercisable in one year.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that all or part of an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed and/or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Stock Appreciation Rights. SARs may be granted in conjunction with all or a part of any option or other award granted under the new equity plan, or without regard to any option or other award. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not a SAR will be in tandem or in combination with any other grant and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of a SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such

SAR, as determined by the compensation committee. The grant price of a SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which would be considered a repricing under the rules of the stock exchange under which the stock is listed without the consent of the stockholders.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Restricted Stock and Restricted Stock Units. Subject to the provisions of the new equity plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise determined by the compensation committee, to the extent permitted or required by law as determined by the compensation committee, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Terms and Conditions of Dividend Equivalent Rights. The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the new equity plan, or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common stock equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock or in awards under the new equity plan, and will be subject to such risks of forfeiture as the compensation committee may specify. Dividend equivalents are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Performance Units and Performance Shares. The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. Each performance share will have an initial value that is equal to the fair market value of a share of common stock on the date of grant. Each performance unit will have an initial value set by the compensation committee. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Terms and Conditions of Cash-Based and Other Stock-Based Awards. The compensation committee may grant cash-based awards to participants in such amounts and upon such terms as the compensation committee may determine. The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of the shares of common stock. Any cash-based awards or other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Adjustment of Shares Subject to New Equity Plan. In the event of certain changes in our capitalization, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions. Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the new equity plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken:

•

fifteen days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of fifteen days, or

•

instead of providing for accelerated vesting in awards under the new equity plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution for such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following the consummation of such corporate transaction, the award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee shall determine.

A “corporate transaction” means:

•	the dissolution or liquidation of our company or a merger, consolidation, or reorganization of our company with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•

any transaction which results in any person or entity, other than persons who are our stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of our company with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the new equity plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the new equity plan for different provisions to apply to an award other than those described above.

Corporate Performance Objectives. Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the three most highly compensated executive officers other than the chief executive officer and chief financial officer determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new equity plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to new equity plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the new equity plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	sales or revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in credit agreements of the Company and its subsidiaries;

•	working capital targets;

•	completion of acquisitions of businesses or companies;

•	completion of divestitures and asset sales; and

•	any combination of any of the foregoing business criteria.

The business criteria may be used to measure the performance of the Company, any subsidiary and/or affiliate of the Company as a whole or any business unit of the Company, any subsidiary and/or affiliate of the Company or any combination thereof, as the compensation committee deems appropriate. The compensation committee also may compare the performance measures listed above against the performance of a group of comparative companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate. We may use the share price performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

Employment Agreements

We have entered into employment agreements with Messrs. Ziglar, Slaven, Ernst and Smith and Ms. Dezenski, dated as of July 12, 2005, September 29, 2005, October 1, 2006, July 1, 2005 and August 31, 2006, respectively. Mr. Smith’s agreement was amended and restated on February 5, 2007. Each agreement has a term of three years from the effective date of the original agreement.

Under the agreements, Mr. Ziglar is entitled to an initial base salary payable at an annual rate of $400,000, Mr. Slaven is entitled to an initial base salary payable at an annual rate of $350,000 (formerly $300,000), Mr. Ernst is entitled to an initial base salary payable at an annual rate of €230,000, or $303,531 in U.S. Dollars, along with a company car and a monthly housing allowance of €1,500, or $1,978 in U.S. Dollars, each calculated based on the conversion rate in effect as of December 29, 2006, Mr. Smith is entitled to an initial base salary payable at an annual rate of $330,000 (formerly $300,000) and Ms. Dezenski is entitled to an initial base salary payable at an annual rate of $250,000. As discussed under “Elements of our Compensation Program—Base Salary” above, these base salaries are subject to increase in accordance with our normal business practices and, if increased, may not subsequently be reduced unless there is a proportionate reduction of the salaries of all other senior executives. Each executive is eligible to participate in the benefits programs that are available to our employees generally. Each executive is also entitled to reimbursement for reasonable business or entertainment expenses.

Under the terms of each employment agreement, each executive received an award of a number of options to purchase shares of our common stock on the executive’s commencement date, which number was 500,000 shares for Mr. Ziglar, 250,000 shares for Mr. Slaven, 150,000 shares for Mr. Ernst, 250,000 shares for Mr. Smith and 137,500 shares for Ms. Dezenski. The options were granted pursuant to the Amended and Restated Stock Incentive Plan. See the “Compensation Discussion and Analysis—Elements of our Compensation Program- Equity Compensation” and the “2006 Grants of Plan-Based Awards” table included elsewhere in this prospectus for the option awards in 2006.

In addition, each of the employment agreements provides for certain payments to be made to the named executive officers upon termination of employment. For a description of these terms, including an estimation of the payments to be made, see “Termination and Change of Control Payments” below.

2006 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the outstanding equity awards at fiscal year-end for the named executive officers:

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date (1)
James W. Ziglar	12,500	—		12.00	06/30/13
	208,450	291,550		12.00	07/12/15
	—	100,000	(2)	20.00	09/22/16
Mark A. Slaven	83,400	166,600		16.00	10/24/15
	—	37,500		20.00	09/22/16
Gerhart S. Ernst	—	150,000		20.00	10/01/16
William A. Smith II	104,225	145,775		12.00	07/01/15
	—	25,000		20.00	09/22/16
Elaine K. Dezenski	—	137,500		20.00	09/05/16
Theodore M. Johnson	150,000	—		4.00	11/05/07
	150,000	—		7.00	11/05/07
	67,500	—		4.00	02/12/09
	250,000	—		7.00	02/12/09
	250,000	—		7.00	10/05/09
	32,500	—		14.00	04/11/10
	150,000	—		10.00	04/06/11
	200,000	—		7.00	12/07/11
	250,000	—		12.00	12/07/12
	187,500	—		12.00	12/05/13
	206,250	—		12.00	10/05/14
	206,250	—		12.00	07/15/15

(1)	The following table lists the initial vesting dates for the outstanding stock options that are not yet fully exercisable, based on their corresponding expiration dates. Other than the grant of 100,000 options awarded to Mr. Ziglar in 2006, 33.36% of each grant becomes exercisable on the corresponding vesting date listed below. Thereafter, 8.33% of each such grant becomes exercisable on the date three months after the initial vesting date and another 8.33% becomes exercisable on the same date of every third month thereafter:

Expiration Date	Initial Vesting Date
07/01/15	07/01/06
07/12/15	07/12/06
10/24/15	10/24/06
09/05/16	09/05/07
09/22/16	09/22/07
10/01/16	10/01/07

(2)	This grant of 100,000 options awarded to Mr. Ziglar vests in full on the first anniversary of the grant date, which is September 22, 2007.

Option Exercises and Stock Vested

No options were exercised by any of the named executive officers during the year ended December 31, 2006.

Termination and Change of Control Payments

Employment Agreements.

Messrs. Ziglar, Slaven and Smith’s and Ms. Dezenski’s employment agreements provide for the payment of severance benefits to the executive if we terminate the executive’s employment without “cause” (as defined below) or, in the case of the employment agreements with Messrs. Ziglar, Slaven and Smith, if the executive resigns for “good reason” (as defined in the change in control plan described below). Upon such a termination, the executive will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses and an amount equal to 12 months, or six months in the case of Ms. Dezenski, of the executive’s annual base salary, at the rate then in effect. In addition, all awards of options will continue to vest during the 12 months, or six months in the case of Ms. Dezenski, following termination.

If Messrs. Ziglar, Slaven or Smith’s or Ms. Dezenski’s employment is terminated by us for cause or by the executive without good reason (or for any reason, in the case of Ms. Dezenski), the executive will be entitled to receive only accrued but unpaid compensation and reimbursement of any outstanding reasonable business expenses. Termination for “cause” may include:

•	termination as a result of the executive’s conviction of, or plea of guilty to, a felony or crime involving moral turpitude;

•	breach of material obligations or duties under the employment agreement;

•	material disclosure of our confidential or proprietary information or trade secrets in violation of the employment agreement; or

•	willful pursuit of activities contrary to our best interests and which are likely to result in material harm to us.

Mr. Ernst’s employment agreement provides for the temporary release of his duties with continued payment of salary upon certain gross breaches of the employment agreement. We may terminate Mr. Ernst’s employment agreement, with no obligation to pay severance, immediately upon his breach of the non-compete provisions of his employment agreement. In addition, Mr. Ernst’s employment agreement may be terminated by us at any time, for any reason, upon 12 months’ notice with continued payment of salary during the notice period.

Our obligation to pay any form of severance to Messrs. Ziglar, Slaven or Smith or Ms. Dezenski is subject to the executive’s execution of a full and unconditional release in favor of us and our subsidiaries, directors, officers and other affiliates of all obligations, other than those set forth in the employment agreement. In addition, each named executive officer’s employment agreement includes customary non-competition and non-solicitation restrictions applicable to the executive for a period of 12 months after the termination of the executive’s employment, in the case of Messrs. Ziglar, Slaven and Smith and Ms. Dezenski, and for the duration of his employment agreement in the case of Mr. Ernst, as well as customary confidentiality and non-disparagement provisions. All severance payments are conditioned upon the executive’s continued compliance with the non-competition and non-solicitation restrictions applicable to such executive under his or her employment agreement.

Senior Executive Change in Control and Severance Plan.

Payments upon a Change in Control. Pursuant to the change in control plan, in the event of a “change in control” (as defined below), each of Messrs. Ziglar, Slaven and Smith will be entitled to receive a lump sum payment equal to one times his base salary in effect at the time of the change in control, plus his actual 2007 bonus paid pursuant to the 2007 bonus plan or, if such bonus has not yet been determined, his projected 2007 bonus pursuant to the 2007 bonus plan (as determined by the compensation committee at or prior to the change in control).

In addition, each such executive will be entitled to a potential additional lump sum payment based on the change in control transaction value (as defined in the change in control plan). Pursuant to the change in control plan, the executives would not be entitled to any additional payment upon a change in control to the extent the transaction value is equal to or less than a minimum target transaction value. Further, each executive would be entitled to 0.5% of the amount by which the transaction value is greater than the minimum target transaction value, and 1.0% of the amount by which the transaction value is greater than a maximum transaction target value.

The minimum and maximum target transaction values will be established and approved by the compensation committee prior to the time that an agreement for a change of control is executed by the Company and will be dependent upon the change in control transaction negotiated by the Company, if any, at the time.

With respect to Mr. Slaven only, upon a change in control, Mr. Slaven may be entitled to an additional lump sum payment depending upon the per share transaction value. If the per share transaction value is equal to or greater than $16 per share, then Mr. Slaven will be entitled to an additional lump sum payment equal to the number of shares underlying his stock options with a $16 exercise price multiplied by 4. If the per share transaction value is less than $16 per share, then Mr. Slaven will be entitled to an additional lump sum payment equal to the number of shares underlying his stock options with a $16 exercise price multiplied by the difference between the per share transaction value and $12. There would be no payment to Mr. Slaven if the per share transaction value were equal to or less than $12 per share.

Payments upon Certain Terminations Prior to or Following a Change in Control. Pursuant to the change in control plan, upon an involuntary termination of each of Messrs. Ziglar, Slaven or Smith, or a termination by each such executive for “good reason” (as defined below), each within one year following a change in control, each executive will be entitled to receive one times his base salary in effect at the time of the change in control, plus his actual 2007 bonus or, if not yet determinable, his projected 2007 bonus (as determined by the compensation committee at or prior to the change in control).

In addition, each such executive will also have the right to terminate his employment with the successor company, for any reason, for 30 days after the one-year anniversary of the change of control. If any of Messrs. Ziglar, Slaven or Smith were to exercise such right, or if we were to terminate the executive without “cause” (as defined in the employment agreements, described above) during negotiations which in fact lead to a change in control, the executive would be entitled to the same benefits described immediately above upon an involuntary termination or termination for good reason within one year following the change in control.

Conditions. The change in control plan provides that any amounts owed to Messrs. Ziglar, Slaven and Smith pursuant to the plan must be reduced by any amounts payable to each executive pursuant to their existing employment agreements, as set forth above. In addition, any severance payments to be paid to an executive pursuant to the change in control plan are conditioned upon the executive’s execution of a full and unconditional release in favor of the Company and his continued compliance with the non-competition, non-solicitation, confidentiality and non-disparagement restrictions contained within his employment agreement, as discussed above.

Definitions. Pursuant to the change in control plan, the following terms have the following meanings:

•	“change in control” is generally defined to mean:

•

a merger or similar transaction in which (i) the Company’s stockholders prior to the transaction hold less than 50% of our outstanding stock immediately after the transaction, or (ii) the members of the Company’s board of directors prior to the transaction do not constitute at least a majority of the members of the board of directors after the transaction; or

•	a sale of all or substantially all of our assets.

•	“good reason” is generally defined to mean:

•	a material adverse change in the officer’s duties;

•	a material reduction in base salary; or

•	the relocation of the officer’s principal place of employment by more than 50 miles.

Estimate of Payments.

Assuming a December 31, 2006 triggering event, the aggregate incremental payments to the named executive officers are estimated as set forth below. While the change in control plan was not in effect as a December 31, 2006, we have included estimates of amounts payable pursuant to this plan, to the extent possible, assuming a change of control occurred on December 31, 2006. Actual amounts paid to each named executive officer upon each respective triggering event will likely be different and can only be determined upon the actual change of control and/or termination of employment of the executive.

Name	Change of Control (1)	Involuntary Termination/Termination without Cause/Termination by the Executive for Good Reason without, or within One Year of, a Change of Control (2)(3)	Termination without Cause Prior to a Change in Control or for Any Reason 30 Days Following the One-Year Anniversary of a Change of Control (2)(3)
James W. Ziglar(4)	$400,000	$400,000	$400,000
Mark A. Slaven(5)	$350,000	$350,000	$350,000
Gerhart S. Ernst(6)	—	$303,531	—
William A. Smith II(7)	$330,000	$330,000	$330,000
Elaine K. Dezenski(8)	—	$125,000	—
Theodore M. Johnson(9)	—	$60,000	—

(1)	For purposes of the estimates of payments upon a change of control to each of Messrs. Ziglar, Slaven and Smith pursuant to the change in control plan, we have assumed no bonuses will be paid pursuant to the 2007 bonus plan due to the fact that the Company has not experienced positive pre-tax net income during any prior fiscal year. See the “Compensation Discussion and Analysis - Adoption of 2007 Bonus Plan” above. In addition, the change of control estimates do not include any payments to Messrs. Ziglar, Slaven and Smith that are to be based on the transaction value of any potential change of control as any such value will be based completely on the facts and circumstances of the potential transaction.
(2)	For Messrs. Ziglar, Slaven and Smith only, for the reason set forth above, the amounts assume no bonuses will be paid pursuant to the 2007 bonus plan amount which, pursuant to the change in control plan, would be payable to these executives generally upon an involuntary termination or termination for good reason within one year of a change in control.
(3)	Pursuant to the terms of the change in control plan, Messrs. Ziglar, Slaven and Smith would not be able to collect severance payments under the terms of their employment agreements and the change in control plan. Thus, to the extent the triggering event is covered by their respective employment agreements, as discussed above, they would not be entitled to the same payment pursuant to the change in control plan (i.e., no “double-dipping”).
(4)	Represents the continuation of base salary payable for a period of 12 months pursuant to his employment agreement, or in a lump sum pursuant to the change in control plan.
(5)	Represents the continuation of base salary payable for a period of 12 months pursuant to his employment agreement, or in a lump sum pursuant to the change in control plan.
(6)	Represents the continuation of 230,000 base salary payable by Cross Match Technologies GmbH for a period of 12 months, or $303,531 in U.S. Dollars, calculated based on the conversion rate in effect as of December 29, 2006.
(7)	Represents the continuation of base salary payable for a period of 12 months pursuant to his employment agreement, or in a lump sum pursuant to the change in control plan.
(8)	Represents the continuation of base salary payable for a period of six months.
(9)	Represents the actual amount paid to Mr. Johnson upon his resignation effective August 1, 2006.

Acceleration of Equity.

Pursuant to each executive’s employment agreement, all unvested options awarded to each executive that are subject to time-based vesting will continue to vest during the severance period. Messrs. Ziglar, Slaven, Ernst and Smith’s severance period is 12 months and Ms. Dezenski’s severance period is six months. Assuming a December 31, 2006 termination event, the number and value of options that will have vested by the end of the severance period would be as follows:

Name	Number of Options		Value of Options ($) (1)
James W. Ziglar	266,600	(2)	216,580
Mark A. Slaven	98,933	(3)	0
Gerhart S. Ernst	50,040	(4)	0
William A. Smith II	93,722	(5)	108,290
Elaine K. Dezenski(6)	—		—

(1)	The value of the options is calculated by subtracting the per share exercise price of the option from $13.30, the price of the underlying shares as of December 31, 2006.
(2)	Represents an aggregate of the following stock option awards: (i) grant of 500,000 stock options awarded on July 12, 2005, of which 166,600 would vest during the severance period and (ii) grant of 100,000 stock options awarded on September 22, 2006, all of which would vest during the severance period.
(3)	Represents an aggregate of the following stock option awards: (i) grant of 250,000 stock options awarded on October 24, 2005, of which 83,300 would vest during the severance period and (ii) grant of 37,500 stock options awarded on September 22, 2006, of which 15,633 would vest during the severance period.
(4)	Mr. Ernst’s initial grant of 150,000 stock options awarded on October 1, 2006 does not begin to vest until October 1, 2007. Based on a December 31, 2006 termination event, 50,040 of his stock options would vest during the severance period.
(5)	Represents an aggregate of the following stock option awards: (i) grant of 250,000 stock options awarded on July 1, 2005, of which 83,300 would vest during the severance period and (ii) grant of 25,000 stock options awarded on September 22, 2006, of which 10,422 would vest during the severance period.
(6)	Ms. Dezenski’s initial grant of 137,500 options awarded on September 5, 2006 does not begin to vest until September 5, 2007. Based on a December 31, 2006 termination event, none of Ms. Dezenski’s options would vest during her six month severance period. If we assume a March 31, 2007 termination event, 45,870 stock options of the initial grant of 137,500 stock options would vest during the severance period.

2006 Director Compensation

The following table sets forth information regarding compensation paid to our non-employee directors during 2006:

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)		Total ($)
James E. Davis(3)	20,750	(4)	—		20,750
Bernard J. Hamilton(5)	30,250	(6)	149,563	(7)	179,813
Walter F. Raquet(8)	22,750	(9)	—		22,750

(1)	We began paying director fees in April 2006. The amounts in this column represent the annual fees paid on a prorated basis for the remaining nine months of 2006.
(2)	Represents the compensation cost of stock option awards we recognized in 2006, as computed in accordance with SFAS No. 123(R), without any reduction for risk of forfeiture. The assumptions we used in calculating this amount are set forth in Note 11(c) to our Consolidated Financial Statements appearing elsewhere in this prospectus. There were no forfeitures of options in 2006 by any of our directors.
(3)	As of December 31, 2006, Mr. Davis had 166,250 options outstanding, all of which were exercisable.
(4)	Represents $18,750 in annual director fees and $2,000 for in-person meeting attendance.
(5)	As of December 31, 2006, Mr. Hamilton had 25,000 options outstanding, none of which were exercisable.
(6)	Represents $18,750 in annual director fees, $7,500 in annual fees payable to the chairman of the audit committee and $4,000 for in-person meeting attendance.
(7)	Represents the compensation cost recognized in 2006 for the grant of 25,000 stock options awarded on February 10, 2006 upon the director’s initial appointment to the board, with a $168,490 full grant date fair value.
(8)	As of December 31, 2006, Mr. Raquet had 123,750 options outstanding, all of which were exercisable.
(9)	Represents $18,750 in annual director fees and $4,000 for in-person meeting attendance.

Directors who are not our employees or who are not designated by Smiths, a selling stockholder, receive annual fees of $25,000 and fees of $2,000 for each board meeting or committee meeting attended in person, in consideration for out-of-town travel. The chairman of the audit committee receives an additional annual fee of $10,000. All such fees are paid in cash. Directors who are our employees or are designated by Smiths receive no fees for their services on the board of directors. All directors are entitled to reimbursement for their reasonable out-of-pocket travel expenditures.

Each non-employee director, other than directors designated by Smiths, is entitled to receive options, in an amount determined by the compensation committee, to purchase shares of common stock upon initial election or appointment to the board of directors. In determining the number of options granted to a director upon initial election or appointment, the compensation committee has historically used its judgment and, consistent with our compensation objectives, maintained the flexibility necessary to recruit qualified and experienced directors. For example, with respect to the option granted to Mr. Hamilton in February 2006, the compensation committee generally looked to the experience Mr. Hamilton brought to the board and, based on negotiations with Mr. Hamilton, approved an option award of 25,000 shares of our common stock. All options awarded to our directors vest on the first anniversary of the option award grant date and, to date, all outstanding options granted to our non-employee directors have been issued under our Amended and Restated Stock Incentive Plan. All future options granted to our non-employee directors will be issued under our 2007 Omnibus Incentive Plan.

We currently provide post-retirement medical benefits to all directors who resign or retire from our board of directors after at least five years of service and who are 65 years of age or older. Qualifying directors can continue to participate in our health and dental insurance plans at their own cost or obtain reimbursements from us for premiums paid on Medicare supplemental insurance. We did not pay any post-retirement medical benefits in 2006.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Davis, Raquet and Thomson, none of whom are now serving or have previously served as employees or officers of our company or any of our subsidiaries, except for Mr. Davis, who formerly served as an officer of our company from 1997 to 1998. None of our executive officers serve as directors of, or in any compensation related capacity for, companies with which members of the compensation committee are affiliated. Mr. Davis is an owner of 3-D Machining, Inc., a company from which we purchase casing components. For those products, we paid 3-D Machining, Inc. approximately $351,000 in 2004, $1.3 million in 2005 and $687,000 in 2006. We believe that the terms of our purchase arrangements were no less favorable to us than the terms we reasonably could have obtained from unrelated vendors.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties to the fullest extent permitted by Delaware Law. Delaware law allows companies to provide that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such a limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

In accordance with Delaware law, our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers to the extent permitted by the Certificate of Incorporation for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements will help us to attract and retain qualified persons as directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of June 30, 2007, before and after giving effect to the offering, by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise specified, the address of each named beneficial owner is c/o Cross Match Technologies, Inc., 3950 RCA Boulevard, Suite 5001, Palm Beach Gardens, Florida 33410.

	Shares Beneficially Owned Before Offering			Shares Being Offered Assuming No Exercise of Over- Allotment Option	Shares Beneficially Owned After Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After Offering Assuming Full Exercise of Over- Allotment Option
Name of Beneficial Owner	Number of Shares		%(1)	Number of Shares	Number of Shares	%(1)	Number of Shares	%(1)

Beneficial Owners of 5% or More
Smiths Group plc(2)	7,824,658	(3)	37.82%	2,500,000	5,324,658	18.35%	5,324,658	17.29%
Theodore M. Johnson(4)	3,775,357	(5)	16.73%	1,000,000	2,775,357	8.98%	2,775,357	8.50%

Executive Officers and Directors
James W. Ziglar	453,400	(6)	2.18%		453,400	1.56%	453,400	1.47%
Mark A. Slaven	158,385	(7)	*		158,385	*	158,385	*
William A. Smith II	175,040	(8)	*		175,040	*	175,040	*
Elaine K. Dezenski	45,870	(9)	*		45,870	*	45,870	*
James E. Davis	581,255	(10)	2.83%		581,255	2.01%	581,255	1.90%
Bernard J. Hamilton	88,964	(11)	*		88,964	*	88,964	*
Walter F. Raquet	249,500	(12)	1.22%		249,500	*	249,500	*
All directors and named executive officers as a group (10 persons)	1,752,414	(13)	8.15%		1,752,414	5.87%	1,752,414	5.54%

*	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Smiths Group Holdings Netherlands B.V., or Smiths, a subsidiary of Smiths Group plc, has designated two members of our board of directors pursuant to the Second Amended and Restated Stockholders’ Agreement. Smiths Group plc is a publicly traded company on The London Stock Exchange.
(3)	The shares of common stock shown as beneficially owned by Smiths Group plc represent 7,494,162 shares held of record by Smiths and 330,496 shares of common stock that Smiths has the right to acquire through the exercise of a warrant. Smiths Group plc has the power to vote and dispose of the shares of common stock held of record by Smiths.
(4)	Mr. Johnson served as our Chairman and Chief Executive Officer from October 1999 until August 2005, when Mr. Ziglar became our Chief Executive Officer. Mr. Johnson served as our Chairman from August 2005 until August 2006. The shares being offered by Mr. Johnson include shares he acquired upon the exercise of stock options granted to him under our amended and restated stock incentive plan while he was Chairman and Chief Executive Officer.
(5)	Includes 2,100,000 shares that Mr. Johnson has the right to acquire through the exercise of options and 100,000 shares that Mr. Johnson has the right to acquire through the exercise of warrants.
(6)	Includes 445,900 shares that Mr. Ziglar has the right to acquire through the exercise of options, 5,000 shares held by UBS Financial Services Inc. in an IRA account on his behalf and 2,500 shares of common stock held by his wife, Mrs. Linda Ziglar. Mr. Ziglar disclaims beneficial ownership of all shares held in his wife’s name.
(7)	Represents the amount of shares that Mr. Slaven has the right to acquire through the exercise of options.
(8)	Represents the amount of shares that Mr. Smith has the right to acquire through the exercise of options.
(9)	Represents the amount of shares that Ms. Dezenski has the right to acquire through the exercise of options.
(10)	Includes 166,250 shares that Mr. Davis has the right to acquire through the exercise of options, 100,000 shares held by his wife, Mrs. Marjorie M. Davis, 50,000 shares held by the James E. Davis Irrevocable Trust whose co-trustees are Mrs. Davis, Mr. James E. Davis, Jr. and Mr. Joseph E. Davis, 50,000 shares held by the Marjorie M. Davis Irrevocable Trust whose co-trustees are Mr. Davis, Mr. James E. Davis, Jr. and Mr. Joseph E. Davis, and 27,091 shares, 33,710 shares and 37,330 shares held by the James E. Davis GRAT 1, James E. Davis GRAT 2 and James E. Davis GRAT 3, respectively. Mr. Davis is the sole trustee for each of the James E. Davis GRATs. Mr. Davis disclaims beneficial ownership of all shares held in his wife’s name and all shares held in the James E. Davis Irrevocable Trust.
(11)	Includes 25,000 shares that Mr. Hamilton has the right to acquire through the exercise of options and 10,000 shares that Mr. Hamilton has the right to acquire through the exercise of warrants. Mr. Hamilton shares investment power and voting power with his wife, Mrs. Carolyn Hamilton, for 53,964 shares of common stock in the Hamilton Family Trust dated May 12, 2006.
(12)	Includes 123,750 shares that Mr. Raquet has the right to acquire through the exercise of options. Mr. Raquet shares investment power and voting power with his wife, Mrs. Nancy Raquet, for 86,000 shares of common stock held jointly.
(13)	The shares of common stock shown as beneficially owned by all directors and executive officers as a group include exercisable options to purchase 1,140,195 shares of common stock and exercisable warrants to purchase 10,000 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

We intend to adopt a code of business conduct and ethics, or code of conduct, before the offering pursuant to which our executive officers, directors and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related person transaction with us without the consent of our audit committee or any other independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall take into account, among other factors it deems appropriate, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transaction policy will be available on our website at www.crossmatch.com.

Related Person Transactions

Set forth below is a summary of certain transactions since January 1, 2004 among us, our directors, our executive officers, beneficial owners of more than 5% of either class of our common stock or our Series A preferred stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

James E. Davis, one of our directors, is an owner of 3-D Machining, Inc., a company from which we purchase casing components. For those products, we paid 3-D Machining, Inc. approximately $351,000 in 2004, $1.3 million in 2005 and $687,000 in 2006. We believe that the terms of our purchase arrangements were no less favorable to us than the terms we reasonably could have obtained from unrelated vendors.

A former board member was a partner in an outside law firm retained by us to perform legal services in the normal course of business. For the years ended December 31, 2004 and 2005, we paid approximately $564,000 and $880,000, respectively to this law firm for services rendered. We believe that the amounts paid to this firm are approximately equivalent to what other non-related firms would have charged for the same services.

Stockholders’ Agreement

We are a party to an agreement with all of our stockholders prior to this offering, including our executive officers and directors who hold shares of our common stock or Series A preferred stock. The agreement:

•	provides for restrictions on the transfer of shares by stockholders prior to this offering, including a right of first refusal by the Company for any shares that stockholders intend to transfer;

•	grants registration rights to all stockholders prior to this offering;

•

provides that our stockholders agree to vote to elect a specified number of persons designated by Smiths to our board of directors, depending upon the percentage of our equity securities beneficially owned by Smiths; and

•	provides that the Company will not take specified actions without the consent of Smiths.

All of the provisions of the stockholders’ agreement, other than the provisions granting registration rights to our stockholders prior to this offering, terminate upon completion of this offering. See “Shares Eligible for Future Sale—Common Stock Registration Rights” for a detailed description of these registration rights that will continue after the completion of the offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes provisions of our certificate of incorporation and bylaws as they will be in effect upon completion of the offering. Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Immediately after completion of the offering, 28,694,610 shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on our common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock so long as the holders of the affected series are entitled to vote on such amendment or certificate of designation.

Before the date of this prospectus, there has been no public market for the common stock. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “CROS.”

Mellon Investor Services LLC will serve as the transfer agent and registrar for our common stock.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Because our board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of our common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Warrants

Upon completion of this offering, we will have outstanding warrants to purchase:

•	582,618 shares of our common stock at an exercise price of $12.00 per share; and

•	794,848 shares of our common stock at an exercise price of $13.96 per share.

The warrants expire on dates ranging from March 2008 to August 2010 and provide for adjustments in the exercise price and number of shares issuable upon exercise in the event of stock splits, reclassifications, exchanges, substitutions or other changes in our capital structure as well as some types of consolidations, mergers or asset sales. The exercise price of these warrants is also subject to adjustment if we issue or sell shares of our common stock, or securities convertible into our common stock, for consideration per share less than the exercise price of the warrants immediately prior to that issuance or sale.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could make it more difficult to complete an acquisition of our company by means of a tender offer, a proxy contest or otherwise.

Classified Board of Directors. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of our board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of our preferred stock to elect additional directors under specified circumstances, there will be no fewer than four and no more than 20 total directors, with the then-authorized number of directors to be fixed from time to time by our board of directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of our preferred stock, and unless our board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Maximum Number of Directors. Our certificate of incorporation limits the maximum size of our board of directors to 15 directors.

Special Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by our board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of such stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 60 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•

a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•

if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•

such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that our board of directors may request in its discretion;

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we do not approve even if a change in control would be beneficial to the interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding 28,694,610 shares of common stock. Of these shares, the 11,833,334 shares to be sold in the offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining 16,861,276 shares of common stock outstanding upon completion of the offering will be “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

Lockup Agreements. For a description of our lockup agreements with the underwriters that restrict sales of our shares of common stock by us, our executive officers and directors, the selling stockholders and most of our other existing stockholders, see “Underwriting.”

Sales Under Rule 144. The following shares will be eligible for sale in the public market at the following times:

•

180 days after the date of this prospectus, approximately 16,724,276 shares of common stock will be eligible for sale in the public market, of which the sale of approximately 1,843,525 shares will be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining 137,000 shares of common stock will be eligible for sale under Rule 144 from time to time upon the expiration of Rule 144’s one-year holding period.

Of the 28,694,610 shares of common stock that will be outstanding after the offering in addition to the shares being sold, 15,847,200 shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

In general, under Rule 144, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will total approximately shares immediately after completion of the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice with the SEC with respect to the sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been our affiliate at any time during the three months before a sale and that has beneficially owned the shares proposed to be sold for at least two years may sell these shares without complying with the volume, manner of sale and other conditions of Rule 144.

Sales Under Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisers who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of June 30, 2007, a total of approximately 513,768 shares of our common stock outstanding as of June 30, 2007 and approximately 5,263,802 shares of our common stock that may be acquired upon exercise of options outstanding as of June 30, 2007 will be eligible to be sold under Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, 4,010,052 of such shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Common Stock Registration Rights. Before the offering we have granted all of our stockholders registration rights with respect to their shares of common stock. See “Stockholders’ Agreement” above. Upon completion of this offering, 16,861,276 shares of our common stock, representing 58.8% of our outstanding common stock immediately after completion of this offering, are entitled to the benefits of these registration rights. We have granted the following types of registration rights:

•

demand registration rights, in which either (1) Smiths Group plc or (2) one or more stockholders that own at least 20% of our outstanding common stock immediately after completion of this offering, are entitled to require us to register the sale of their shares under the Securities Act on up to four occasions during the five years following the consummation of this offering, subject to certain limitations; and

•

piggyback registration rights, in which all of our stockholders before the consummation of this offering are entitled to require us to include their shares in a registration of our securities for sale by us or by our other security holders, subject to certain limitations.

These registration rights may not be exercised by stockholders who are subject to the lockup agreement with the underwriters during the 180-day lockup period under the lockup agreements. In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions.

Registration Statement on Form S-8. As soon as practicable after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to cover our offering of shares of common stock under our employee benefit plans. None of the shares registered on Form S-8 that are subject to lockup agreements will be eligible for resale until expiration or termination of the lockup agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, or partnership, including any entity treated as a partnership for U.S. federal income tax purposes, created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock or (2) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a U.S. real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC, Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.

Total	11,833,334

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 1,775,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to customary exceptions. However, in the event that either (1) during the last 17 days of the “lockup” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lockup” period, then in either case the expiration of the “lockup” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our executive officers and directors, the selling stockholders and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to customary exceptions. However, in the event that either (1) during the last 17 days of the “lockup” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lockup” period, then in either case the expiration of the “lockup” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on The NASDAQ Global Market.

Certain employees of affiliates of UBS Securities LLC own our shares totalling approximately 6% of our current weighted average shares outstanding, but are not participating in this offering.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that will be considered in determining the public offering price include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which would result in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cross Match Technologies, Inc. and subsidiaries as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 financial statements refers to the adoption of the fair value method of accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

The combined financial statements of Smiths Heimann Biometrics GmbH, Jena, Germany, as of July 31, 2005 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Aktiengesellschaft, Germany, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement. For additional information, you should refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of the offering, we will become subject to the reporting and information requirements of the Securities Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Cross Match Technologies, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cross Match Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Cross Match Technologies, Inc. and Subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cross Match Technologies, Inc. and Subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

April 23, 2007, except with

respect to the matter discussed in the third

paragraph of Note 2(c) as to which the date is

July 13, 2007

Miami, Florida

Certified Public Accountants

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		March 31,	Pro forma March 31,
	2005	2006	2007	2007
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,855	$19,823	$20,335	$20,335
Accounts receivable, net of allowance for doubtful accounts of approximately $158, $566 and $552 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively	8,341	14,453	18,375	18,375
Inventories	15,729	11,428	12,623	12,623
Deferred income taxes	—	40	39	39
Prepaid expenses and other current assets	647	1,951	2,532	2,532

Total current assets	36,572	47,695	53,904	53,904
Property and equipment, net	3,598	5,235	4,948	4,948
Goodwill	69,497	78,481	79,266	79,266
Intangibles, net of accumulated amortization of approximately $960, $3,733 and $4,459 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively	12,715	12,335	11,769	11,769
Other assets	692	600	560	560

Total assets	$123,074	$144,346	$150,447	$150,447

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,378	$3,023	$5,900	$5,900
Accrued compensation and benefits	1,792	2,709	2,133	2,133
Current portion of deferred revenue	2,238	2,660	2,155	2,155
Income taxes payable	491	4,182	5,420	5,420
Customer deposits	1,298	769	854	854
Accrued warranty expense	295	404	426	426
Current portion of deferred rent	88	88	88	88
Due to related parties	85	8	20	20
Current portion of capital leases	—	61	62	62
Current portion of long-term debt	23	833	1,667	1,667
Other accrued liabilities	1,351	1,908	1,602	1,602

Total current liabilities	10,039	16,645	20,327	20,327
Long-term debt	—	2,167	3,194	3,194
Noncurrent portion of capital leases	—	93	78	78
Noncurrent portion of deferred rent and other liabilities	509	553	507	507
Noncurrent portion of deferred revenue	1,076	1,065	1,241	1,241
Deferred taxes	5,064	4,817	4,563	4,563

Total liabilities	16,688	25,340	29,910	29,910

Commitments and contingencies
Preferred stock, $0.01 par value. Authorized 1,000,000 shares at December 31, 2005 and 1,200,000 shares at December 31, 2006 and March 31, 2007 (unaudited), respectively:
Series A convertible redeemable preferred stock, (aggregate involuntary liquidation preference of $6,902, $7,309 and $7,393 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively); designated 1,000,000 shares at December 31, 2005 and 1,200,000 shares at December 31, 2006 and March 31, 2007 (unaudited), respectively; issued and outstanding 912,500 at December 31, 2005 and 922,500 at December 31, 2006 and March 31, 2007 (unaudited), respectively; no shares pro forma	6,902	7,309	7,393	—

Common stock—subject to put option, $0.01 par value; 7,494,162 common shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007 (unaudited) (out of a total 74,000,000 shares authorized at December 31, 2005 and 198,800,000 shares authorized at December 31, 2006 and March 31, 2007 (unaudited), respectively); no shares pro forma	89,930	89,930	89,930	—

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 74,000,000 shares at December 31, 2005 and 198,800,000 shares at December 31, 2006 and March 31, 2007 (unaudited), respectively; issued and outstanding 10,719,029, 12,326,392, 12,338,892 and 20,294,298 at December 31, 2005 and 2006, March 31, 2007 (unaudited) and March 31, 2007 pro forma, respectively	107	123	123	203
Additional paid-in capital	54,550	67,242	68,143	165,386
Accumulated deficit	(42,929)	(54,198)	(54,776)	(54,776)
Accumulated other comprehensive (loss) income	(2,174)	8,600	9,724	9,724

Total stockholders’ equity	9,554	21,767	23,214	120,537

Total liabilities and stockholders’ equity	$123,074	$144,346	$150,447	$150,447

See accompanying notes to consolidated financial statements.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Product revenue	$28,397	$41,268	$69,725	$15,978	$19,781
Service revenue	3,411	4,932	7,213	1,540	2,386

	31,808	46,200	76,938	17,518	22,167

Cost of product revenue (including related party purchases of approximately $351, $1,300, $687, $373 and $12 for the years ended December 31, 2004, 2005, and 2006 and the three months ended March 31, 2006 and 2007 (unaudited), respectively)	13,234	21,525	36,685	8,512	9,065
Cost of service revenue	2,568	2,973	4,018	939	1,245

	15,802	24,498	40,703	9,451	10,310

Gross profit	16,006	21,702	36,235	8,067	11,857

Selling and marketing expenses	5,998	6,024	9,994	1,955	2,646
Research and development costs (including related party expenditures of approximately $31 and $32 for the years ended December 31, 2004 and 2005, respectively)	8,423	10,606	14,273	3,318	3,345
General and administrative expenses (including related party expenditures of approximately $564 and $880 for the years ended December 31, 2004 and 2005, respectively)	6,165	9,393	21,242	4,722	5,587

Operating expenses	20,586	26,023	45,509	9,995	11,578

Operating (loss) income	(4,580)	(4,321)	(9,274)	(1,928)	279
Other (expense) income:
Interest expense	(49)	(27)	(24)	(1)	(30)
Interest income	18	139	528	72	112
Other income	—	—	34	2	—
Foreign currency gain (loss)	—	96	(33)	4	(26)
Other expenses	(4)	(17)	—	—	—

(Loss) income before income taxes	(4,615)	(4,130)	(8,769)	(1,851)	335
Provision for income taxes	—	805	2,500	951	913

Net loss	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)

Net loss per share, basic and diluted	$(0.48)	$(0.39)	$(0.60)	$(0.15)	$(0.03)

Weighted average shares outstanding, Basic and diluted	9,718,771	13,180,223	19,399,345	18,495,386	19,822,099

Pro forma net loss per share, basic and diluted			$(0.57)		$(0.03)

Pro forma weighted average shares outstanding, basic and diluted			19,860,589		20,283,343

See accompanying notes to consolidated financial statements.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE (LOSS) INCOME

	Common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total
	Shares	Amount
	(In thousands, except share data)
Balance, December 31, 2003	9,718,755	$97	$47,796	$—	$(33,379)	$14,514
Stock options issued for services	—	—	45	—	—	45
Dividends declared	—	—	(29)	—	—	(29)
Net loss	—	—	—	—	(4,615)	(4,615)

Balance, December 31, 2004	9,718,755	97	47,812	—	(37,994)	9,915
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	(2,174)	—	(2,174)
Net loss	—	—	—	—	(4,935)	(4,935)

Total comprehensive loss						(7,109)
Warrants exercised	981,380	10	4,949	—	—	4,959
Stock options exercised	18,894	—	116	—	—	116
Warrants issued in connection with acquisition	—	—	1,931	—	—	1,931
Dividends declared	—	—	(258)	—	—	(258)

Balance, December 31, 2005	10,719,029	107	54,550	(2,174)	(42,929)	9,554
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	10,774	—	10,774
Net loss	—	—	—	—	(11,269)	(11,269)

Total comprehensive loss						(495)
Warrants exercised	1,472,363	15	10,291	—	—	10,306
Stock options exercised	10,000	—	80	—	—	80
Employee stock compensation expense	—	—	1,092	—	—	1,092
Common stock issued in connection with C-Vis acquisition	125,000	1	1,662	—	—	1,663
Adjustment related to acquisition of CMTG	—	—	(7)	—	—	(7)
Asset distribution in connection with spin-off	—	—	(92)	—	—	(92)
Dividends declared	—	—	(334)	—	—	(334)

Balance, December 31, 2006	12,326,392	123	67,242	8,600	(54,198)	21,767
Comprehensive loss:
Foreign currency translation adjustments (unaudited)	—	—	—	1,090	—	1,090
Net loss (unaudited)	—	—	—	—	(578)	(578)

Total comprehensive income (unaudited)						512
Adjustment for postretirement benefits (unaudited)	—	—	—	34	—	34
Stock options exercised (unaudited)	12,500	—	149	—	—	149
Employee stock compensation expense (unaudited)	—	—	836	—	—	836
Dividends declared (unaudited)	—	—	(84)	—	—	(84)

Balance, March 31, 2007 (unaudited)	12,338,892	123	68,143	9,724	(54,776)	23,214
Conversion of Series A convertible preferred stock (unaudited)	461,244	5	7,388	—	—	7,393
Reclassification of common stock subject to put option (unaudited)	7,494,162	75	89,855	—	—	89,930

Proforma March 31, 2007 (unaudited)	20,344,298	$203	$165,386	$9,724	$(54,776)	$120,537

See accompanying notes to consolidated financial statements.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands, except share data)
Cash flows from operating activities:
Net loss	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,149	2,508	4,939	1,069	1,441
Amortization of lease warrants	147	147	147	37	37
Amortization of discount on notes payable	27	—	—	—	—
Provision for (recoveries of) doubtful accounts receivable	143	(49)	419	(25)	(15)
Inventory obsolescence	—	—	266	203	159
Deferred taxes	—	306	(981)	(232)	(292)
Provision for warranty obligations	—	55	441	93	96
Stock compensation expense	45	—	1,092	25	836
Changes in operating assets and liabilities:
Accounts receivable	345	401	(5,869)	(3,084)	(3,800)
Inventories	1,345	855	4,846	(1,109)	(1,286)
Prepaid expenses and other current assets	(92)	62	(1,249)	(1,187)	(570)
Other assets	—	—	(56)	(31)	4
Accounts payable	481	(747)	495	1,520	2,859
Other accrued liabilities	164	566	(527)	305	(377)
Due to related parties	103	(18)	(77)	(85)	12
Deferred revenue	844	(150)	364	(37)	(329)
Accrued compensation and benefits	723	(186)	805	(372)	(587)
Accrued interest payable	(20)	—	—	—	43
Accrued warranty expense	—	—	(355)	(86)	(77)
Income taxes payable	—	499	3,458	1,183	1,175
Customer deposits	479	(451)	(297)	240	65

Net cash provided by (used in) operating activities	1,268	(1,137)	(3,408)	(4,375)	(1,184)

Cash flows from investing activities:
Purchases of property and equipment	(889)	(1,802)	(2,915)	(395)	(433)
Acquisition costs, net of acquired cash	—	(569)	35	(7)	—
Proceeds from sale of other assets	—	11	—	—	—

Net cash used in investing activities	(889)	(2,360)	(2,880)	(402)	(433)

Cash flows from financing activities:
Proceeds from bank borrowings	—	—	3,000	—	2,000
Principal payments on debt and capital leases		(294)	(70)	(23)	(153)
Proceeds from exercise of warrants	—	4,959	10,306	6,805	—
Proceeds from exercise of stock options	—	116	80	45	149
Proceeds from sale of Series A convertible redeemable preferred stock	2,127	4,488	72	73	—

Net cash provided by financing activities	2,127	9,269	13,388	6,900	1,996

Effect of exchange rate on cash	—	(68)	868	74	133

Net increase in cash and cash equivalents	2,506	5,704	7,968	2,197	512
Cash and cash equivalents, beginning of year	3,645	6,151	11,855	11,855	19,823

Cash and cash equivalents, end of year	$6,151	$11,855	$19,823	$14,052	$20,335

Supplemental disclosure of cash flow information:
Cash paid for interest	$42	$5	$27	$—	$54
Noncash investing and financing activities:
Dividends declared	29	258	334	82	84
Preferred stock subscription receivable	136	—	—	—	—
Purchased software	—	—	944	—	—
Asset distribution in connection with spin-off	—	—	(92)	—	—
Acquisition of subsidiaries, including intangibles and resulting goodwill, with 7,494,162 shares and 125,000 shares of common stock in 2005 and 2006, respectively, and 330,496 warrants in 2005	—	91,861	1,663	—	—

See accompanying notes to consolidated financial statements.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(1)    Organization and Description of Business

Cross Match Technologies, Inc. (collectively, with its subsidiaries, Cross Match or the Company) is a global provider of biometric technologies designed to protect people, property and privacy. The Company designs, develops, manufactures and sells a range of products, which are used to capture and process the unique physiological characteristics of individuals to establish and verify their identity such as fingerprint, palm and full-hand scanning devices, document readers and proprietary software, such as criminal booking, civil identification and facial recognition applications. In addition, we provide maintenance and installation and training services. The Company’s products are used to conduct criminal bookings, perform background checks for job applicants, verify identities at borders and other checkpoints, monitor the flow of prisoners from state and federal prison systems, register citizens for driver’s licenses and national identification programs, prevent identity fraud in large-scale government and civil identification programs, and control access to office buildings, government facilities and other secure areas. The Company’s customers include systems integrators, governments, law enforcement agencies and businesses around the world that use our products in identity management systems.

At December 31, 2006, the Company has one wholly owned subsidiary, Cross Match Technologies GmbH (CMTG). CMTG was acquired on August 1, 2005, and is located in Jena, Germany. In May 2006, the Company completed the acquisition of C-Vis Computer Vision and Automation GmbH (C-Vis), located in Bochum, Germany. C-Vis was merged into CMTG and ceased to exist as a separate legal entity effective October 2, 2006.

Cross Match Services, Inc. (CMS), a wholly owned subsidiary, was dissolved effective June 30, 2006. CMS was organized under the laws of the State of Delaware. Upon dissolution, the operations of CMS were merged with and into Cross Match.

The Company owned 99.5% of Authorizer Technologies, Inc. (ATI) until a spin-off was completed effective June 30, 2006. ATI was organized under the laws of the State of Delaware and was originally formed under the name Cross Match PZT, LLC on August 5, 2004. On December 19, 2005, ATI was incorporated and the name was changed to Authorizer Technologies, Inc.

(2)    Summary of Significant Accounting Policies

(a)    Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and majority owned subsidiary. All intercompany accounts and transactions have been eliminated upon consolidation. The financial results of CMTG and C-Vis are included from the dates of acquisition, August 1, 2005 and May 31, 2006, respectively. The financial results from ATI and CMS are included through June 30, 2006, the date of spin-off and dissolution, respectively.

(b)    Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet at March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statement of stockholder’s equity and comprehensive income for the three months ended March 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position as of March 31, 2007 and the results of operations, cash flows and stockholder’s equity and comprehensive income for the three months ended March 31, 2006 and 2007. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other period.

(c)    Unaudited Pro Forma Presentation

In April 2007, the Company’s board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of changes in stockholders’ equity and comprehensive (loss) income as of March 31, 2007 reflects (i) the automatic conversion of all outstanding shares of Series A convertible preferred stock into 461,244 shares of common stock immediately upon consummation of this offering and (ii) the reclassification of common stock subject to a put option classified as temporary equity to stockholders’ equity at the consummation of this offering. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of changes in stockholders’ equity and comprehensive (loss) income as of March 31, 2007, have been adjusted for these conversions assuming the offering was consummated on March 31, 2007.

The unaudited pro forma basic net loss per share was computed by dividing net loss by the pro forma weighted average number of shares of common stock outstanding during the period. The pro forma weighted average number of shares of common stock outstanding consists of the weighted average number of shares of common stock outstanding plus the weighted average number of shares of Series A convertible preferred stock outstanding, using the as-if-converted method.

On July 13, 2007, the Company’s board of directors approved a 1-for-2 reverse split of the Company’s common stock. All share and per share amounts have been restated in these consolidated financial statements and notes for all periods presented.

(d)    Management Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. The more significant estimates and assumptions relate to revenue recognition, allocation of the purchase price of acquired businesses, the allowance for doubtful accounts, inventory obsolescence, stock compensation expense, valuation of goodwill and intangible assets and income taxes. Actual results could differ from those estimates.

(e)    Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

(f)    Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts based on the best estimate of the amount of probable losses in the Company’s existing accounts receivable. When determining the allowance for doubtful

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

accounts, several factors are taken into consideration, including historical write-off experience and review of specific customer accounts for collectibility. Account balances are charged off against the allowance after collection efforts have been exhausted and the potential for recovery is considered remote.

The following table summarizes the allowance for doubtful accounts activity for the years ended December 31, 2004, 2005 and 2006 (in thousands):

	December 31
	2004	2005	2006
Balance at beginning of year	$200	$202	$158
Acquired CMTG reserves	—	5	—
Expense	143	36	483
Writeoffs	(141)	—	(18)
Recoveries	—	(85)	(57)

Balance at end of year	$202	$158	$566

(g)    Inventories

Inventories consist of purchased parts and materials, work-in-process and finished goods. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventoried costs include material, direct production costs and applicable overhead, not in excess of estimated net realizable value. The Company performs detailed reviews related to the net realizable value of inventory, giving consideration to slow-moving items, obsolescence, excessive levels, and other factors. Consigned inventory includes products that have been delivered to customers for which revenue recognition criteria have not been met.

(h)    Property and Equipment

Property and equipment are stated at cost or at fair value for items acquired in acquisitions. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation on property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements and equipment held under capital leases are amortized over the shorter of the lease term or the useful life of the assets. Improvement allowances received from the Company’s landlord for construction purposes have been deferred and are being amortized over the shorter of the lease term or useful life and reflected as a reduction of rent expense.

The estimated useful lives of property and equipment are generally as follows:

Asset	Useful life
Computer equipment and software	2 - 3 years
Demonstration equipment	2 years
Tooling	5 years
Furniture and fixtures	5 years
Leasehold improvements	3 - 7 years

Gains and losses on disposals of property and equipment are recorded as a component of operating loss.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(i)    Goodwill and Intangible Assets

Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company, which consists of one reporting unit, performed its annual impairment review of goodwill on May 31, 2006 and determined no impairment existed.

Intangible assets include customer relationships, technology, supply agreements and noncompete agreements primarily resulting from the acquisition of businesses and are stated at cost less accumulated amortization. These intangible assets were determined to have an estimated useful life of two to seven years and are being amortized over the estimated useful lives of the assets on a straight-line basis.

(j)    Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(k)    Segment Reporting

The Company follows Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which establishes standards for reporting information about operating segments. Operating segments are components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined there are no reportable segments under the requirements of SFAS 131.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(l)    Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash and accounts receivable. Cash is deposited with financial institutions which management believes are of high credit quality. At times the Company maintains cash balances that exceed federal deposit insurance coverage limits. The Company performs credit evaluations on new customers to determine the amount of credit to extend. Credit limits are adjusted for existing customers as deemed necessary based on order value and collection history.

(m)    Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, trade accounts receivable, other assets, accounts payable, income taxes payable, amounts due to related parties and accrued liabilities, including customer deposits, deferred revenue and accrued compensation, approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt approximates fair value based on current market rates and conditions. Derivatives are carried at fair value and their changes in fair value are recognized as gains or losses in the income statement under foreign currency transaction gains and losses when incurred.

(n)    Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company estimates income taxes in each of the jurisdictions in which the Company operates. This process involves estimating tax exposure together with assessing temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recording of a net deferred tax asset assumes the realization of such assets in the future. Otherwise a valuation allowance must be recorded to reduce this asset to its net realizable value. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event that the Company determines that it is more likely than not to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

(o)    Stock-Based Compensation

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and amends SFAS 95, Statement of Cash Flows. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Prior to January 1, 2006, share-based payments to employees were accounted for under the intrinsic value method of APB 25 and the disclosure only provisions of SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148) were applied. Under APB 25, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Because the exercise price of the Company’s employee stock options generally equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized in the accompanying consolidated statements of operations for employee stock options granted prior to fiscal year 2006. The pro forma disclosure requirements of SFAS 123 were applied based upon calculations using the minimum value method of accounting. As a result, the Company was required to adopt SFAS 123R using the prospective transition method and, accordingly, has not restated the results of operations of prior years. The provisions of SFAS 123R must be applied to new awards and to any awards modified, repurchased, or canceled after the required effective date. Under the provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and compensation cost is recognized as an expense over the requisite service period of the award, generally the vesting period. Nonpublic entities, including those that become public after the effective date, that previously applied SFAS 123 using the minimum value method must continue to account for nonvested awards outstanding at the date of adoption of SFAS 123R in the same manner as they had been accounted for prior to adoption. As a result, no compensation expense will be recognized for those awards unless they are modified after the required effective date.

In accordance with paragraph 81 of SFAS 123R, the Company determined the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool (“APIC pool”). Under the prospective transition method, none of the Company’s tax deficiencies for stock options granted after 2005 could be offset against any excess tax benefits from stock options granted prior to 2006 for which the minimum value method was used. Thus, upon adoption of SFAS 123R, there is no opening APIC pool.

(p)    Research and Development Costs

Research and development costs are expensed as incurred and include salaries, material, travel expenses, rent, and contractor and consulting fees.

(q)    Software Costs

The Company accounts for software development costs incurred in accordance with the provisions of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (SFAS 86), which requires that certain costs incurred in the development of computer software to be sold or leased be capitalized once technological feasibility is demonstrated. Technological feasibility is demonstrated when planning, designing, coding, and testing have been completed according to design specifications. Due to the relatively short time between the date products achieve technological feasibility and the date they become generally available to customers, costs subject to capitalization under SFAS 86 have been immaterial and accordingly, have been expensed as incurred.

Costs related to software developed or obtained for internal use are expensed as incurred until the application development stage has been reached pursuant to the provision of SOP 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. Costs for externally purchased software are capitalized and depreciated over their estimated useful life of 2—3 years.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(r)    Warranty

The Company provides a limited warranty for manufacturing and material defects on all products sold. The Company accrues for estimated warranty costs, based on management’s estimates of costs to repair units at the time of sale and periodically adjusts the accrual to reflect actual experience.

(s)    Revenue Recognition

Product Revenue

Revenue is derived from sales of products and services. With respect to product revenue, the Company sells biometric identity applications and solutions which may include hardware, software, or a combination of hardware and software products. Service revenue is derived from maintenance and installation and training services provided in connection with product sales as well as fingerprinting services that are independent of the Company’s other product or service offerings.

For those arrangements where the software components have been determined to be incidental to the solution as a whole, revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). For hardware only sales or sales that require no installation, revenue is recognized when the product is shipped, provided persuasive evidence of an arrangement exists, title and risk of ownership has passed to the buyer, the fee is fixed or determinable and collection is deemed probable. Revenue related to the sale of solutions that include an installation element is deferred until the installation is complete, title has transferred and acceptance of the solution by the customer has been determined. For arrangements that include multiple deliverables where the software component has been determined to be incidental to the product, the Company applies Emerging Issues Task Force Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). For each multiple element arrangement, the Company determines whether each element is a separate unit of accounting pursuant to EITF 00-21. The elements in a multiple element arrangement typically consist of hardware and software products, installation and training. To determine the fair value for each element in an arrangement, the Company relies upon vendor specific objective evidence (VSOE) of fair value using the price charged when that element is sold separately. To determine the fair value for training and installation services, the Company relies upon the price charged when that element is sold separately.

The Company also sells products through integrators and resellers where the obligation to install the solution is generally the responsibility of the integrator or reseller to the end user. Due to the fact that the Company has no remaining obligation, sales to integrators and resellers are recognized at the time title is transferred, which is generally when the product is shipped. When the Company is required to perform an installation on behalf of an integrator or reseller, revenue is recognized in a manner consistent with sales to the ultimate end user where acceptance of the product is contingent upon successful installation of the solution.

For arrangements where the software component has been determined to be essential to the functionality of the solution, revenue is recognized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2, Software Revenue Recognition, as amended (SOP 97-2), and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions (SOP 98-9). The Company recognizes revenue on software products when evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, VSOE of fair value exists in order to allocate the total fee to any undelivered elements of the arrangement and collectibility is probable. VSOE of fair value is determined for undelivered elements (e.g., maintenance) using the price charged when that element is sold separately.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Service Revenue

Revenue from maintenance arrangements is derived from providing technical support and software updates on a when-and-if available basis. The Company recognizes all maintenance revenue ratably over the applicable maintenance period. The Company determines the amount of maintenance revenue to be deferred through reference to VSOE of maintenance renewal rates or the price paid by customers when maintenance is sold independently of other elements. Deferred revenue for maintenance contracts were approximately $3.3 million and $3.7 million at December 31, 2005 and 2006, respectively.

Revenue for fingerprinting services and professional service offerings, including installation and training services is recognized as the services are delivered or performed.

(t)    Foreign Currency Translation

In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (SFAS 52), assets and liabilities of the Company’s foreign operations are denominated in the local currency and are translated into U.S. dollars at exchange rates in effect at the date of the consolidated balance sheets. Income and expense accounts are translated into U.S. dollars at the average rates of exchange prevailing during the period presented. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are accumulated in other comprehensive loss, which is included as a separate component of stockholders’ equity.

(u)    Derivative Instruments

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). Under this standard, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to net earnings or stockholders’ equity through other comprehensive loss. The Company utilizes foreign currency forward contracts to protect the value of specific contracts that are denominated in U.S. dollars instead of their functional currency. These contracts are not designated as specific hedges for financial reporting purposes and therefore, all gains and losses resulting from the change in fair value of the derivatives are recorded in other income (expense). None of the contracts were terminated prior to settlement. Contracts totaling $1.2 million were outstanding at December 31, 2005 with varying maturities in January and February 2006. Contracts totaling $1.4 million were outstanding at December 31, 2006 with varying maturities in January 2007 through April 2007.

(v)    Comprehensive Loss

Comprehensive loss consists of cumulative foreign currency translation adjustments and net loss. Comprehensive loss has been reflected in the consolidated statements of stockholders’ equity and comprehensive loss.

(w)    Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $132,000, $56,000, and $89,000 for the years ended December 31, 2004, 2005, and 2006, respectively, and are included in selling and marketing expenses in the accompanying consolidated statements of operations.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(x)    Loss per Share

In accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128), basic loss per share is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the year, including stock options and warrants using the treasury stock method and convertible preferred stock using the if-converted method. There were 1.9 million, 2.0 million 1.6 million, 1.7 million and 1.5 million weighted average shares of common stock equivalents excluded from the diluted loss per share calculations for the years ended December 31, 2004, 2005, 2006, and the three months ended March 31, 2006 and 2007 respectively, as their effect would have been anti-dilutive.

(y)    Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair-value related guidance previously issued within U.S. generally accepted accounting principles. SFAS 157 is effective for fiscal year 2008. The Company is currently evaluating the impact of the adoption of SFAS 157 on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS 159 is effective for years beginning after November 15, 2007. The Company has not determined whether it will adopt the fair value option permitted by SFAS 159.

(3)    Liquidity

The Company realized net losses of $11.3 million and $578,000 for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited), respectively, and had an accumulated deficit of $54.8 million as of March 31, 2007 (unaudited). Cash and cash equivalents were $19.8 million as of December 31, 2006 and $20.3 million as of March 31, 2007 (unaudited). Cash used in operations was $3.4 million and $1.2 million for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited), respectively. Cash used in investing activities, primarily purchases of property and equipment, was $2.9 million and $433,000 for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited), respectively. Cash provided by financing activities for the year ended December 31, 2006 was $13.4 million and consisted of proceeds from equity and preferred stock offerings of $10.5 million and $3.0 million in proceeds from bank borrowings, partially offset by $70,000 of repayments for debt and capital leases. Cash provided by financing activities for the three months ended March 31, 2007 (unaudited) was $2.0 million and included $2.0 million in proceeds from bank borrowings and $149,000 in proceeds from the exercise of stock options offset by $153,000 of payments on debt and capital leases.

The Company believes that cash and cash equivalents as of March 31, 2007, together with $2 million of additional financing provided by the term loan in February 2007 and $7 million available under a revolving line of credit with Silicon Valley Bank are sufficient to fund operations for the next twelve months, provided the Company is able to meet its business forecast.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(4)    Inventories

Inventories consist of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Purchased parts and material	$7,800	$6,275	$5,719
Work in process	2,011	798	1,948
Finished goods	5,366	3,892	4,447
Consigned inventory	552	463	509

	$15,729	$11,428	$12,623

(5)    Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Computer equipment and software	$3,422	$5,437	$5,596
Demonstration equipment	947	1,382	1,529
Tooling	1,642	2,422	2,549
Leasehold improvements	1,995	2,494	2,509
Furniture and fixtures	404	657	675

	8,410	12,392	12,858
Less accumulated depreciation	(4,812)	(7,157)	(7,910)

	$3,598	$5,235	$4,948

Depreciation and amortization expense for property and equipment was approximately $1.1 million, $1.5 million, $2.4 million, $483,000 and $763,000 for the years ended December 31, 2004, 2005, and 2006, and the three months ended March 31, 2006 and 2007 (unaudited), respectively.

(6)    Goodwill and Intangible Assets

Goodwill

A summary of goodwill activity is as follows (in thousands):

Goodwill at December 31, 2004	$—
Goodwill from CMTG acquisition in 2005	71,145
Impact of foreign currency translation	(1,648)

Goodwill at December 31, 2005	69,497
Goodwill from C-Vis acquisition in 2006	981
Impact of foreign currency translation	8,003

Goodwill at December 31, 2006	78,481
Impact of foreign currency translation	785

Goodwill at March 31, 2007 (unaudited)	$79,266

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Acquired Intangible Assets

Intangible assets resulting from the CMTG acquisition in 2005 and the C-Vis acquisition in 2006 consist of the following (in thousands):

	December 31, 2005		December 31, 2006		March 31,2007
					(unaudited)
	Amount	Weighted average useful life	Amount	Weighted average useful life	Amount	Weighted average useful life
Gross carrying amount:
Technology and know-how	$6,642	7.4 years	$7,778	7.4 years	$7,856	7.4 years
Customer relationships	7,033	5.0 years	8,187	5.0 years	8,269	5.0 years
Supply agreement	—	—	68	2.0 years	68	2.0 years
Non-compete agreement	—	—	35	5.0 years	35	5.0 years

Total intangible assets	13,675	6.2 years	16,068	6.1 years	16,228	6.1 years

Accumulated amortization:
Technology and know-how	372		1,461		1,747
Customer relationships	588		2,248		2,678
Supply agreement	—		20		28
Non-compete agreement	—		4		6

Total accumulated amortization	960		3,733		4,459

Intangible assets, net	$12,715		$12,335		$11,769

Amortization expense related to intangible assets was approximately $1.0 million, $2.5 million, $585,000 and $678,000 for the years ended December 31, 2005 and 2006, and the three months ended March 31, 2006 and 2007 (unaudited), respectively. Estimated amortization of the Company’s intangible assets as of December 31, 2006, for the next five fiscal years is as follows (in thousands):

Estimated amortization expense for the years ended December 31:
2007	$2,730
2008	2,711
2009	2,697
2010	2,043
2011	1,081

(7)    Retirement Benefits

(a)    401(k) Profit Sharing Plan

The Company established the Cross Match Technologies, Inc. 401(k) Profit Sharing Plan and Trust (the plan) effective January 1, 2002, as amended March 28, 2005, pursuant to Section 401(k) of the Internal Revenue Code (the Code). All full time U.S. employees are eligible to participate in the plan. The plan permits pretax contributions by participants not to exceed annual amounts allowable under the Code. Participants are fully vested in their contributions. Employer contributions are discretionary and are subject to vesting criteria set forth in the plan that is based on the employee’s position and years of service. No such discretionary contributions have been made for the years ended December 31, 2004, 2005, and 2006 or in the three months ended March 31, 2007 (unaudited).

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(b)    Other Postretirement Benefits

Beginning in 2005, the Company provides postretirement medical benefits to members of its board of directors who meet the years of service and retirement age requirements. The retirees have the option to continue to participate at their own cost in the Company’s health and dental plan or obtain reimbursement from the Company for premiums paid for Medicare supplement insurance. These postretirement benefits are unfunded and are paid by the Company as incurred.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The following table provides a reconciliation of benefit obligations and the funded status of the medical postretirement benefit plan for the years ended December 31, 2005 and 2006 (in thousands):

	2005	2006
Postretirement benefit expense for the year:
Service cost	$6	$30
Interest cost	12	11
Amortization of unrecognized prior service cost	102	102

Total postretirement benefit expense	$120	$143

Plan liability:
Liability, beginning of year (unfunded)	$204	$205
Service cost	6	30
Interest cost	12	11
(Gain) loss	(17)	(18)

Liability, end of year (unfunded)	$205	$228

Reconciliation of funded status, end of year:
Unfunded plan liability, end of year	$(205)	$(228)
Unrecognized prior service cost	102	—
Unrecognized (gain) loss	(17)	(35)

Total postretirement benefit liability recorded	$(120)	$(263)

Reconciliation of postretirement benefit liability:
Liability, beginning of year	$—	$120
Expense	120	143

Liability, end of year	$120	$263

The assumptions used in determining the benefit expense and the net benefit liability were as follows for the years ended December 31, 2005 and 2006:

	2005	2006
Assumptions for plan liability:
Discount rate	5.50%	6.00%
Medical trend	8.00%	8.00%
Mortality	1994 Group Annuity Reserving Table	1994 Group Annuity Reserving Table
Assumptions for benefit expense:
Discount rate	5.75%	5.50%
Medical trend	8.00%	8.00%
Mortality	1994 Group Annuity Reserving Table	1994 Group Annuity Reserving Table

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The discount rate assumptions are based on quoted rates for Moody’s Aa rated long term bonds as of year-end. For measurement purposes, the 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal year 2005 and thereafter. Assumed health care cost trend rates may have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2006 (in thousands):

	2006
	One-percentage-point
	Increase	Decrease
Effect on:
Total of service and interest costs	$6	$5
Postretirement benefit obligation	25	21

An estimate of the Company’s future postretirement health benefit payments is as follows (in thousands):

Year ended December 31:
2007	$10
2008	11
2009	12
2010	16
2011	25
2012-2016	154

Total	$228

The accrued benefit liability for the postretirement benefits is included in “noncurrent portion of deferred rent and other liabilities” in the consolidated balance sheet at December 31, 2005 and 2006.

(8)    Income Taxes

The income tax provision (benefit) for the years December 31, 2004, 2005 and 2006 consists of the following (in thousands):

	2004	2005	2006
Current:
Federal and state	$—	$—	$—
Foreign	—	499	3,481

Current income tax provision	—	499	3,481

Deferred:
Federal and state	—	—	—
Foreign	—	306	(981)

Deferred income tax provision	—	306	(981)

Provision for income taxes	$—	$805	$2,500

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Income tax expense differed from the amount computed by applying the U.S. Federal corporate income tax rate of 34% to the worldwide loss before income tax as a result of the following (in thousands):

	2004	2005	2006
Computed “expected” tax benefit	$(1,569)	$(1,404)	$(2,981)
Increase (reduction) in income taxes resulting from:
State and local income taxes	(213)	(317)	(932)
Foreign rate differential	—	84	312
Change in expected tax rate applied to U.S. net deferred tax assets	—	(313)	(231)
Nondeductible expenses	74	107	162
Change in valuation allowance allocable to income tax expense	1,708	2,505	6,170
Other	—	143	—

Provision for income taxes	$—	$805	$2,500

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2006 are as follows (in thousands):

	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$12,613	$17,828
Inventories	947	849
Unearned revenue	847	1,013
Stock compensation	659	1,109
Differences in depreciation and amortization	339	606
Accrued expenses	361	531

Total gross deferred tax assets	15,766	21,936
Less valuation allowance	(15,766)	(21,936)

Net deferred tax assets	$—	$—

Deferred tax liabilities—differences in depreciation and amortization	$(5,064)	$(4,777)

The Company has provided a valuation allowance of approximately $15.8 million and $22.0 million, respectively, as of December 31, 2005 and 2006 because the Company has been unable to demonstrate that deferred tax assets could be utilized against future earnings. The net change in the total valuation allowance for the years ended December 31, 2004, 2005 and 2006 was an increase of $1.7 million, $2.5 million, and $6.2 million, respectively.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax planning strategies in making this assessment. Based on the level of historical and current taxable losses and projections for future taxable income over the periods for which the deferred tax assets are deductible, management has established a valuation

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

allowance for the deferred tax assets. Management believes that sustained profitable financial performance is necessary before the recognition of any deferred tax assets and it reviews the valuation allowance requirements periodically making adjustments as warranted. Subsequently recognized tax benefits related to the valuation allowance for the deferred tax assets would affect tax expense in the period recognized.

As of December 31, 2006, the Company’s U.S. operations had net operating loss carryforwards for Federal income tax purposes of approximately $44.3 million, which are available to offset future taxable income, if any. These carryforwards expire at varying rates beginning in 2019 through 2026.

Loss before income taxes for the U.S. operations was $4.6 million, $5.5 million and $14.1 million for the years ended December 31, 2004, 2005 and 2006, respectively. Income before income taxes for foreign operations was $1.4 million and $5.3 million for the years ended December 31, 2005 and 2006, respectively. The Company had no foreign operations in 2004.

As of December 31, 2006, there are accumulated unremitted earnings from the Company’s foreign subsidiary of approximately $4.6 million. The Company has not provided for deferred taxes because the undistributed earnings of the foreign subsidiary are considered indefinitely reinvested. If such earnings are repatriated, additional tax expense may result. However, the Company believes it would have sufficient foreign tax credits available to offset any such tax liability.

Effective January 1, 2007 the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Upon adoption of FIN 48, any cumulative effect of the change in accounting principle must be recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

The Company recognizes interest and penalties related to state and federal income tax matters in income tax expense. The Company files income tax returns in the United States and Germany. In the United States, due to net operating loss carryforwards, substantially all of the Company’s tax years remain open for audit purposes. The statute of limitations for United States federal and state tax audit purposes is typically three years from the date the tax return is filed. We are not currently under audit by the Internal Revenue Service or any of the states in which we file tax returns. In Germany, the statute of limitations is typically four years. Currently, the Company is undergoing a tax audit in Germany for the 2001 to 2003 tax years. The Company does not believe the outcome of this audit will have a material impact to the Company’s consolidated financial statements.

(9)    Long-term Debt

In April 2004, the Company obtained a $5 million revolving line of credit (the Revolver) with Silicon Valley Bank. The Revolver is secured by substantially all of the assets of the Company. In May 2005, the Company amended and restated the Revolver (the Revolver Second Amendment) whereby the Company may borrow up to $7.0 million at prime plus 1%, subject to compliance with certain financial and nonfinancial covenants and restrictions. The Revolver Second Amendment requires the Company to pay an annual line fee of approximately $27,000 and an unused line fee of 0.375% per annum equal to the average daily unused portion of the maximum credit limit. The Company is also subject to early termination fees and additional fees if certain financial covenants are not met. A material breach of the covenants will result in a default by the Company under the terms of the Revolver.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

In November, 2006, the Company amended and restated the Revolver (the Revolver Third Amendment) to include the issuance of a $5.0 million term loan (the Term Loan). The Revolver Third Amendment is secured by substantially all of the assets of the Company and 66% of CMTG’s issued and outstanding shares. The Term Loan is subject to interest at Prime Rate in effect on the date of the borrowing plus 1.25%. As of December 31, 2006, there was $3.0 million outstanding under the Term Loan. In February 2007, the Company borrowed the remaining $2.0 million available under the Term Loan. At the time of both borrowings under the Term Loan, Prime Rate was 8.25%, resulting in an interest rate of 9.5%. Effective March 1, 2007, the Company began making equal repayments of principal plus interest which are due over a thirty-six month period.

There were no amounts outstanding under the Revolver as of December 31, 2005 and 2006 and March 31, 2007 (unaudited). The Company was in compliance with the financial covenants of both the Term Loan and the Revolver as of December 31, 2006. As of December 31, 2005 and 2006 and March 31, 2007 (unaudited) there was a letter of credit outstanding with the same lender for $200,000, which is used as collateral for the Company’s obligation under its office lease.

On April 23, 2007, the Company renewed, amended and restated the Revolver (the Revolver Fourth Amendment). This amendment provides the Company with a waiver for noncompliance with certain non-financial covenants in 2007. All other terms remained the same. The Company was required to pay the bank a fee of approximately $27,000 as consideration for the amendment. The Revolver Fourth Amendment expires April 27, 2008.

(10)    Series A Convertible Redeemable Preferred Stock

In a private placement dated March 1, 2004, the Company offered for sale 3,000,000 shares of Series A convertible redeemable preferred stock at $7.25 per share (the Series A shares). During the years ended December 31, 2004, 2005, and 2006, the Company issued 312,209, 600,291 and 10,000 Series A shares, respectively, under the private placement for total proceeds of $2.2 million, $4.4 million and $73,000, respectively.

The Series A shares carry an annual 5% cumulative dividend, payable upon a liquidation or redemption, and are entitled to a liquidation preference before any distribution to common stockholders equal to the original purchase price plus any and all accrued and unpaid dividends. Dividends accrue annually, whether or not earned or declared. At December 31, 2006, cumulative dividends in arrears were approximately $621,000, or $0.02 per basic and diluted share. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event.

The Series A shares convert 1:1 to Common Stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. The Series A shares will automatically be converted into Common Stock in the event of the closing of a firm commitment underwritten public offering or upon the written consent of the holders of 67% of the Series A shares.

The Series A shares are redeemable at the option of holders of at least 67% of the Series A shares commencing any time after March 1, 2009 at a price equal to $7.25 per share plus all accrued but unpaid dividends. Redemption is to occur in three equal annual installments. If redemption is elected by the Series A shareholders on March 1, 2009, $8.1 million will be payable in three equal installments of $2.7 million through 2011. The Series A shares are entitled to vote together with the common stock on an as-converted basis, not as a separate class, and are entitled to certain protective provisions.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The following table presents the Series A convertible redeemable preferred stock activity for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 (in thousands except share data):

	Number of Shares	Amount
Balance, December 31, 2003	—	$—
Issuance of shares	312,209	2,263
Subscription receivable	—	(136)
Dividends declared	—	29

Balance, December 31, 2004	312,209	2,156
Issuance of shares	600,291	4,352
Subscription receivable paid	—	136
Dividends declared	—	258

Balance, December 31, 2005	912,500	6,902
Issuance of shares	10,000	73
Dividends declared	—	334

Balance, December 31, 2006	922,500	7,309
Dividends declared (unaudited)	—	84

Balance, March 31, 2007 (unaudited)	922,500	$7,393

(11)    Stockholders’ Equity

(a)    Warrants

During 2001, the Company executed note and warrant purchase agreements to offer promissory notes along with detachable warrants to purchase an aggregate of approximately $17.0 million of shares of common stock at an exercise price of $7.00 per share. The note holders received warrants to purchase $25,000 of shares of the Company’s common stock for each $10,000 (pro-rated for portions thereof) included in such principal amount at a purchase price of $7.00 per share, resulting in the issuance of warrants to purchase up to 2,428,029 shares of common stock. During 2002, the Company executed additional notes and warrant purchase agreements in the aggregate of $2.0 million to offer promissory notes along with detachable warrants to purchase an aggregate of 130,000 shares of common stock at an exercise price of $7.80 per share.

During 2003, the Company offered the note holders the option of converting the principal currently due to common stock at a rate of $12.00 per share in exchange for an option of 20 warrants to purchase common shares at $13.96 for each $100 of principal converted to common stock. As a result, approximately 657,499 shares of common stock and 794,848 warrants were issued to purchase up to 794,848 shares of common stock. These warrants expire during 2008. The Company paid the remaining $23,115 principal balance during 2006.

In January, 2003, the Company issued fully vested warrants to acquire 252,122 common shares to a lessor (the Lease Warrant) in connection with the renewal of the Company’s lease agreement for approximately $419,000. The Lease Warrant had a strike price of $12.00 and a seven-year term. The Company used the Black-Scholes option-pricing model to estimate the value of the Lease Warrant using the following assumptions: volatility of approximately 37%, fair value of common stock of $12.00 per share, seven-year term, and a risk-free interest rate of 4.6%. Based on this model, the Company estimated the fair value of the Lease Warrant to be

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

approximately $1.4 million. The difference between the fair value and the amount paid is being amortized and recorded as lease expense over the lease term totaling $147,000 per year for 2004, 2005, and 2006.

On August 1, 2005, the Company issued 330,496 fully vested warrants to Smiths Group Holdings plc (Smiths Group) to acquire 330,496 of common stock in connection with the acquisition of CMTG. These warrants have a strike price of $12.00 and the purchase right is exercisable from the date of grant through July 31, 2010. The Company used the Black-Scholes option-pricing model to estimate the value of these warrants using the following assumptions: volatility 75%, fair value of the common stock of $10.54, four-year term, and a risk free interest rate of 4.13%. Based on the model, the Company estimated the fair value of the warrants to be approximately $1.9 million. This value was included as part of the total purchase price of the acquisition.

On August 3, 2005, the Board approved and extended an offer to all warrant holders, except those warrants held by the Smiths Group and the Lease Warrant to exercise their warrants to acquire shares of the Company’s common stock at a discount of $2.00 per share. Under the offer, 916,380 of the $7.00 warrants were exercised at $5.00 and 65,000 of $7.80 warrants were exercised at $5.80 resulting in the Company raising additional capital in the amount of approximately $5.0 million. The offer expired on September 1, 2005.

During 2006, 1,472,363 warrants were exercised at $7.00 per share raising capital in the amount of approximately $10.3 million. The remaining unexercised 39,286 warrants at $7.00 per share expired during 2006.

A summary of warrants activity for the years ended December 31, 2004, 2005 and 2006:

	Warrants at $7.00	Warrants at $7.80	Warrants at $13.96	Warrants at $12.00	Total Warrants
Balance, December 31, 2003 and 2004 *	2,428,029	130,000	794,848	252,122	3,604,999
Exercised and converted to common stock	(916,380)	(65,000)	—	—	(981,380)
Issued for CMTG acquisition	—	—	—	330,496	330,496

Balance, December 31, 2005	1,511,649	65,000	794,848	582,618	2,954,115
Exercised and converted to common stock	(1,472,363)	—	—	—	(1,472,363)
Expired	(39,286)	—	—	—	(39,286)

Balance, December 31, 2006	—	65,000	794,848	582,618	1,442,466

Year of expiration	2006	2007	2008	2009 & 2010

*	There was no warrant activity during the year ended December 31, 2004.

(b)    Share-Based Payments for Services

In 2004, the Company issued fully vested stock options to acquire 12,500 common shares to a former Board member for services. The stock options have a price of $12.00 and a five-year term. The Company used the Black-Scholes option-pricing model to estimate the value of these options using the following assumptions: volatility of approximately 26%, fair value of common stock of $12.00 per share, five-year term, and an average risk-free interest rate of 3.3%. Based on this model, the Company estimated the fair value of these options to be approximately $45,000 which was recorded as consulting expense and is included in general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(c)    Stock Options

In 1997, a long-term stock option plan for officers, employees and contractors was adopted and later amended by the Company’s stockholders. The plan reserved 2,800,000 shares for issuance upon the exercise of stock options. The Company’s board of directors administers the plan and has sole and absolute discretion regarding all actions, decisions and determinations with respect to the plan. Stock options are granted by the Compensation Committee of the board of directors with an exercise price generally equal to or greater than the estimated fair market value. All options have a ten-year term and all employee options vest over three or four years. Options issued to directors vest in one year. In January 2002, September 2004, and January 2006. The board of directors recommended and approved increases of 2,250,000 shares, 1,000,000 shares, and 4,000,000 shares, respectively, for issuance under the plan, increasing the total number of shares reserved for issuance to 10,050,000 shares. At December 31, 2006 and March 31, 2007 (unaudited), the Company had 3,153,760 shares and 3,190,760 shares, respectively, available for grant under the plan.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Exercise price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$ 4.00	515,000	1.60	$4.00	515,000	$4.00
7.00	1,447,771	3.30	7.00	1,447,771	7.00
9.00	211,150	5.35	9.00	211,150	9.00
10.00	330,000	4.26	10.00	330,000	10.00
11.00	10,000	2.95	11.00	10,000	11.00
12.00	2,835,500	7.41	12.00	2,173,425	12.00
14.00	265,750	3.41	14.00	265,750	14.00
16.00	348,000	8.83	16.00	100,900	16.00
20.00	883,800	9.63	20.00	0	0.00

	6,846,971	6.09	$11.46	5,053,996	$9.68

The following table summarizes information about stock options outstanding at March 31, 2007 (unaudited):

	Options outstanding			Options exercisable
Exercise price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at March 31, 2007	Weighted Average Exercise Price
$ 4.00	515,000	1.35	$4.00	515,000	$4.00
7.00	1,447,771	3.05	7.00	1,447,771	7.00
9.00	211,150	5.10	9.00	211,150	9.00
10.00	330,000	4.02	10.00	330,000	10.00
11.00	10,000	2.70	11.00	10,000	11.00
12.00	2,810,875	7.17	12.00	2,222,775	12.00
14.00	265,750	3.16	14.00	265,750	14.00
16.00	342,375	8.59	16.00	147,475	16.00
20.00	864,550	9.40	20.00	0	0.00

	6,797,471	5.83	$11.44	5,149,921	$9.76

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The following table summarizes stock option activity from January 1, 2004 through December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance outstanding, December 31, 2003	4,531,534	$9.06
Granted	472,500	12.00
Cancelled	(290,434)	9.48

Balance outstanding, December 31, 2004	4,713,600	9.34
Granted	1,595,000	12.80
Cancelled	(228,035)	11.32
Exercised	(18,894)	6.14

Balance outstanding, December 31, 2005	6,061,671	10.18
Granted	928,300	19.84
Cancelled	(133,000)	11.72
Exercised	(10,000)	8.00

Balance outstanding, December 31, 2006	6,846,971	$11.46	6.09	$19,617

Vested or expected to vest at December 31, 2006	6,769,415	$11.42	6.07	$19,602

Exercisable at December 31, 2006	5,053,996	$9.68	5.03	$18,756

The following table summarizes stock option activity from January 1, 2007 through March 31, 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance outstanding, January 1, 2007	6,846,971	$11.46
Granted (unaudited)	12,500	20.00
Cancelled (unaudited)	(49,500)	17.58
Exercised (unaudited)	(12,500)	12.00

Balance outstanding , March 31, 2007 (unaudited)	6,797,471	$11.44	5.83	$19,585

Vested or expected to vest at March 31, 2007 (unaudited)	6,756,043	$11.40	5.81	$19,579

Exercisable at March 31, 2007 (unaudited)	5,149,921	$9.76	4.86	$18,820

Options expected to vest are determined by applying the pre-vesting forfeiture rate assumptions to total outstanding options. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair market value of the Company’s common stock as of December 31, 2006 and March 31, 2007. The total intrinsic value is calculated as the difference between the exercise price of the shares exercised and the fair market value of the shares on the dates of exercise. The total intrinsic value of share options exercised during the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 was $26,000, $36,000 and $16,000, respectively.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Under the provisions of SFAS 123R, the per share weighted average fair value of stock options granted for the year ended December 31, 2006 was $8.60 on the dates of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data to estimate option exercise and employee terminations for determining the estimated forfeitures. The Company uses the “simplified” method described in Staff Accounting Bulletin 107 (SAB 107) for determining the expected life used in the valuation model. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility assumption was based on the average historical volatility of a representative peer group determined in accordance with the criteria outlined in SAB 107 which includes the consideration of the peer company’s industry, market capitalization, stage of life cycle and capital structure.

The following weighted average assumptions were utilized in the valuation of stock options granted:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
		(unaudited)
Expected term of the options	6 years	6 years
Risk free interest rate	4.76%(1)	4.76%
Expected volatility	80%(2)	76%
Expected dividend yield	—	—

(1)	From 4.36% to 5.05%
(2)	From 70% to 84%

During 2006 and the three months ended March 31, 2007, the Company granted stock options with exercise price as follows:

			Fair Market Value per Share
Measurement Date	Number of Options Granted	Exercise Price	On Accounting Measurement Date	Intrinsic Value
January—March 2006	35,500	$16.00	$10.65	$—
April—June 2006	177,800	$20.00	$13.21	$—
July—September 2006	493,750	$20.00	$13.30	$—
October—December 2006	221,250	$20.00	$13.30	$—
January—March 2007 (unaudited)	12,500	$20.00	$13.30	$—

In January 2007, upon his termination, the Company modified the terms of an employee’s stock option agreement by extending the grace period for exercising vested options as of the termination date. This modification was accounted for in accordance with the provisions of SFAS 123R and resulted in additional stock compensation expense of approximately $123,000.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

As a result of the adoption of SFAS 123R, the Company’s net loss for the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007 (unaudited) includes stock-based compensation expense as presented in the following table (in thousands except per share date):

	Year Ended December 31,	Three Months Ended March 31
	2006	2006	2007
		(unaudited)
Cost of revenue	$47	$—	$22
Sales and marketing expenses	193	4	250
Research and development expenses	249	—	108
General and administrative expenses	603	22	456

Total stock compensation expense	$1,092	$26	$836

Stock compensation expense per share	$0.06	$—	$0.04

As of December 31, 2006 and March 31, 2007, the total compensation cost related to nonvested options not yet recognized was approximately $6.3 million, and $5.8 million, respectively, with a weighted average remaining recognition period of 2.9 years as of December 31, 2006 and 2.6 years as of March 31, 2007.

(12)    Related Party Transactions

The Company uses a vendor that is owned by a board member and stockholder to machine and anodize the container bodies into which the Company installs various components. The Company’s purchases from this vendor amounted to approximately $351,000, $1.3 million, $687,000, $373,000 and $12,000 for the years ended December 31, 2004, 2005, and 2006, and the three months ended March 31, 2006 and 2007 respectively. Management believes that the amount paid to this vendor is approximately equivalent to what other nonrelated vendors would have charged for the same services. As of December 31, 2005 and 2006, and March 31, 2007 the Company owed this vendor approximately $74,000, $8,000, and $20,000, respectively. Such amounts are included in due to related parties in the accompanying consolidated balance sheets.

In 2003, the Company entered into a technology development arrangement with a vendor, which was terminated in 2004. The Company’s former Chairman is a significant stockholder of this vendor. For the years ended December 31, 2004 and 2005, the Company paid approximately $31,000 and $32,000, respectively, to the vendor under this agreement. Management believes that the amount paid to this vendor is approximately equivalent to what other nonrelated vendors would have charged for the same services. As of December 31, 2005 and 2006, and March 31, 2007 no amounts were due to this vendor.

Until his resignation from the board in January 2006, one of the Company’s board members was a partner in an outside law firm retained by the Company to perform legal services in the normal course of business. For the years ended December 31, 2004 and 2005, the Company paid approximately $564,000 and $880,000, respectively, to this law firm for services rendered. Management believes that the amount paid to this vendor is approximately equivalent to what other nonrelated vendors would have charged for the same services. As of December 31, 2005, the Company owed this law firm $11,000. Such amount is included in due to related parties in the accompanying consolidated balance sheets.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

(13)    Commitments and Contingencies

(a)    Leases

The Company has several operating leases for equipment, office space, and factory facilities under agreements that expire through July 2010. The leases contain escalation provisions requiring increases for base rent and operating expenses. The seven year lease term for the office space expires in December 2009 and may be extended. Rent expense relating to operating leases for the years ended December 31, 2004, 2005, and 2006 was approximately $815,000, $965,000, and $1.3 million, respectively. Rent expense relating to operating leases for the three months ended March 2006 and 2007 (unaudited) was approximately $276,000 and $340,000, respectively. Rent expense is recorded on a straight-line basis with the difference between actual rent payments and the straight-line rent expense being recorded as deferred rent. As of December 31, 2005 and 2006 and March 31, 2007 (unaudited), deferred rent amounted to approximately $136,000, $128,000 and $122,000, respectively.

Rent expense has been offset by amortization of tenant allowances in the amount of $88,000 for the years ended December 31, 2004, 2005, and 2006 and $22,000 for the three months ended March 31, 2006 and 2007 (unaudited), respectively. Tenant allowances are deferred and amortized over the respective lease term. Deferred tenant allowances amounted to $339,000, $251,000 and $228,000 as of December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively, and are included in current portion of deferred rent and noncurrent portion of deferred rent and other liabilities in the consolidated balance sheets.

The Company sublet one of its office spaces under a noncancelable lease agreement until it terminated on May 30, 2004. The Company recognized approximately $66,000 of rental income during the year ended December 31, 2004, which was offset against rent expense.

In 2006, the Company entered into a capital lease arrangement in connection with purchased software licenses that expires in 2009. The lease is collateralized by the assets acquired. The assets and related accumulated amortization recorded under capital leases are included in computer and software costs in property and equipment in the consolidated balance sheet as follows (in thousands):

	December 31, 2006	March 31, 2007
		(unaudited)
Capitalized software and related costs	$201	$201
Accumulated amortization	17	34

Capitalized software and related costs, net	$184	$167

Amortization expense for capitalized software and related costs for the year ended December 31, 2006 and for the three months ended March 31, 2007 (unaudited) was approximately $17,000 and is included in general and administrative expenses in the consolidated statement of operations.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Future minimum lease payments under noncancelable operating leases and capital leases as of December 31, 2006 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ended December 31:
2007	$70	$1,919
2008	70	1,239
2009	28	1,138
2010	—	365
2011	—	11

Total	$168	$4,672

Less interest portion	14

Total principal	154
Less current capital lease obligations	61

Long-term capital lease obligation	$93

(b)    Litigation

The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

(c)    Employment Agreements

The Company executed employment agreements with three key executives in 2005 and two key executives in 2006. An agreement with the President and Chief Executive officer was effective in July 2005 and terminates on the third anniversary of the agreement. Agreements with two other key executives were effective in July 2005 and October 2005 and terminate on the second anniversary and the third anniversary of the agreements, respectively. In February 2007, the agreement dated July 2005 which was effective in October 2005, was amended and restated and terminates on the third anniversary of the date of the amended agreement. Agreements with two other key executives were effective in September and October, 2006 and terminate on the third anniversary of the agreements.

Each employment agreement provides for annual base salary levels, fringe benefits, stock options and severance provisions. Under the terms of the agreements, the executives are entitled to receive minimum annual base salaries of approximately $1.6 million, in the aggregate.

(d)    Purchase Agreements

On August 1, 2005, pursuant to a stock for stock purchase agreement (the Purchase Agreement), the Company acquired 100% of the common stock and certain assets of Smiths Heimann Biometrics GmbH, a leading provider of document readers and finger and palm print biometric devices headquartered in Jena, Germany. The Purchase Agreement contains a clause that provides the seller with an option to sell back

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

7,494,162 shares at a price of $12.00 per share at any time on or after July 31, 2010, in the event that an initial public offering has not occurred. Management is actively preparing for an initial public offering which it expects will occur prior to this date. Due to the fact that the redemption of these shares is outside the control of the Company these shares have been recorded outside of stockholders’ equity.

On May 31, 2006, the Company acquired 100% of the common stock of C-Vis Computer Vision and Automation GmbH (C-Vis), located in Bochum, Germany. Pursuant to the agreement, if prior to the closing of an initial public offering of the Company’s common stock, the total number of the Company’s issued and outstanding securities calculated on a fully-diluted basis exceeds a specified limit, additional shares of common stock will be issued to the seller up to a maximum of 50,000 shares. As of December 31, 2006, the Company has not exceeded the permitted amount of fully-diluted equity, and as a result, no additional shares have been issued.

(e)    Product Warranty Costs

The following table presents changes in the warranty liability (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007
				(unaudited)
Balance at beginning of period	$40	$40	$295	$404
Acquired CMTG obligations	—	205	—	—
Warranty expense	72	365	506	95
Closed warranty claims	(72)	(310)	(362)	(77)
Other	—	(5)	(35)	4

Balance at end of period	$40	$295	$404	$426

(f)    Common Stock Registration Rights

Pursuant to the Company’s stockholders agreement, all of the Company’s stockholders prior to this offering were granted the following registration rights with respect to their shares of common stock:

•

demand registration rights, in which either (1) Smiths Group plc or (2) one or more stockholders that own at least 20% of our outstanding common stock immediately after completion of this offering, are entitled to require the Company to register the sale of their shares on up to four occasions during the five years following the consummation of this offering, subject to certain limitations; and

•

piggyback registration rights, in which all of our stockholders prior to this consummation of this offering are entitled to require us to include their shares in a registration of our securities for sale by us or by our other security holders, subject to certain limitations.

These registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. The Company is required to bear the expense of all these registrations, except for underwriting discounts and commissions.

(14)    Concentration of Risk

In 2005, no single customer accounted for 10% or more of revenue and one customer accounted for approximately 15% of revenue in 2006. For the three months ended March 31, 2006 and 2007, two customers

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

accounted for approximately 30% and 23% of revenue, respectively. Sales to various branches of the U.S. Government combined accounted for approximately 31% and 21% of revenue in 2005 and 2006, respectively and approximately 8% and 28% of revenue for the three months ended March 31, 2006 and 2007, respectively. Two customers accounted for approximately 30%, 26% and 20% of accounts receivable as of December 31, 2005 and 2006 and March 31, 2007, respectively. The combined accounts receivable for various branches of the U.S. Government accounted for approximately 15%, 8% and 32% of total accounts receivable as of December 31, 2005 and 2006, and March 31, 2007 respectively.

The Company’s U.S. operations are not dependent on a single supplier or only a few suppliers because raw materials are readily available. The Company’s German operations have several suppliers delivering customized components. Certain of those suppliers provide components which are essential to their products and cannot be provided by another supplier within an adequate time. One supplier provided approximately 13% of the Company’s total raw materials during the quarter ended March 31, 2007. A significant disruption in our supply chain and an inability to obtain alternative sources could have a material impact on the business, financial condition and results of operations.

(15)    Spin-off of ATI

In June 2006, the Company entered into a Separation Agreement and a Transition Services Agreement with the Company’s majority-owned (99.5%) subsidiary, Authorizer Technologies, Inc. (ATI), in connection with the Company’s spin-off of ATI effective June 30, 2006. The spin-off was affected through the payment of a dividend to the holders of the outstanding shares of the Company’s common stock and Series A preferred stock on a pro-rata basis. The dividend was comprised of all of the shares of ATI common stock owned by the Company and assets with a carrying value of approximately $92,000. Pursuant to the Separation and Transition Services Agreements, the Company transferred to ATI all of ATI’s assets and certain ATI liabilities as of the dividend payment date. During the transition period from July 1, 2006 through October 31, 2006, the Company agreed to provide information technology and general and administrative support and services that were provided prior to the spin-off for a fixed monthly fee of $1,000. ATI also sublet a portion of the Company’s office space for approximately $2,000 per month. The Company did not incur significant incremental costs associated with the spin-off. The Company’s former Chairman of the board of directors owned 0.5% of the common stock of ATI prior to the spin-off. There is no minority interest liability with respect to the former Chairman’s 0.5% ownership due to the history of losses at ATI. The results of operations for ATI were included in the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006.

(16)    Acquisitions

Smiths Heimann Biometrics GmbH

On August 1, 2005, pursuant to the Purchase Agreement, the Company acquired 100% of the common stock and certain assets of Smiths Heimann Biometrics GmbH, a leading provider of document readers and finger and palm print biometric devices headquartered in Jena, Germany. The acquired company was renamed Cross Match Technologies GmbH (CMTG). This acquisition expanded the Company’s international presence and strengthened its manufacturing, engineering and design capabilities. The Company also expects to reduce costs through economies of scale. In consideration, the Company issued 7,494,162 shares of common stock valued at $10.54 per share and 330,496 warrants to purchase common stock at a price of $12.00 per share valued at $1.9 million. The Company incurred $1.7 million in costs associated with the acquisition, which were included in the purchase price. The warrant purchase right is exercisable from the date of grant through July 31, 2010 (see note 11(a)).

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The unaudited pro forma operating data are presented below as if the acquisition had occurred on January 1, 2005. The unaudited pro forma data is for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had Cross Match and CMTG been operating as a combined entity for the periods presented. The unaudited pro forma sales and operating results information for the year ended December 31, 2005 are as follows (in thousands except per share data):

Net sales	$59,383
Net loss	(9,051)
Net loss per share	(0.52)

The Purchase Agreement contains a clause that provides the seller with an option to sell back all of its shares at a price of $12.00 per share at any time on or after July 31, 2010 in the event that an initial public offering has not occurred. As a result, the Company increased the purchase price by the difference between the fair value of $10.54 per share and the guaranteed value of $12.00 per share.

The allocation of the purchase price is as follows (in thousands):

Net working capital	$12,538
Property and equipment	1,387
Deferred tax liabilities	(5,550)
Identifiable intangible assets:
Technology and know-how	6,800
Customer relationships	7,200
Goodwill	71,145

Purchase price	$93,520

C-Vis Computer Vision and Automation GmbH

In May 2006, the Company acquired 100% of the common stock of C-Vis Computer Vision and Automation GmbH (C-Vis), located in Bochum, Germany. C-Vis develops and sells facial recognition and automated vision analysis systems. This acquisition provides valuable technology that will enhance the Company’s ability to provide solutions that use multimodal biometric technologies. In consideration, the Company issued 125,000 shares of common stock valued at $13.30 per share. The Company incurred $199,000 in costs associated with the acquisition, which were included in the purchase price.

Pursuant to the agreement, if prior to the closing of an initial public offering of the Company’s common stock, the total number of the Company’s issued and outstanding securities calculated on a fully diluted basis exceeds a specified limit, additional shares of common stock may be issued to the seller up to a maximum of 50,000 shares. As of December 31, 2006 and March 31, 2007 (unaudited), the Company has not exceeded the permitted amount of fully-diluted equity, and as a result, no additional shares have been issued.

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

The valuation of this acquisition and the purchase price allocation is as follows (in thousands):

Net working capital	$301
Property and equipment	14
Deferred tax liabilities	(234)
Identifiable intangible assets:
Technology and know-how	363
Customer relationships	337
Supply agreements	66
Noncompete agreements	34
Goodwill	981

Total purchase price	$1,862

The results of operations of CMTG and C-Vis have been included in the Company’s consolidated financial statements from the dates of acquisition and reflect amortization of acquired intangibles of approximately $1.0 million, $2.5 million, $585,000 and $678,000 for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited), respectively.

(17)    Government Grants

(a)    NIST Grant

During September 2001, the Company was awarded a three-year research and development grant from the United States Department of Commerce National Institute of Standards and Technology (NIST) to develop sensor technology. The grant provided the Company reimbursement for approximately $2.0 million in expenses related to the grant project. The funding in the first year of the grant was limited to approximately $800,000. The Company offset the expenses recorded related to the grant with the reimbursements received.

The government grant provided, among a number of requirements, the Company to be subject to audit, prior written approval for changes in ownership and/or dissolution of the Company, and for the Company to promote the manufacture of products resulting from that technology within the United States and procure parts and material from competitive United States suppliers to the extent practicable. Furthermore, the U.S. government had the right to use the data first produced in the performance of the award, whether or not the data was copyrighted, and reserved a nonexclusive, nontransferable, irrevocable paid-up license to have practiced for, or on behalf of the United States, any invention resulting from the research. The grant expired in 2004.

For the year ended December 31, 2004, the Company incurred reimbursable research and development expenses of approximately $45,000, net of $635,000 in grant reimbursements.

(b)    NIJ Cooperative Agreement

In September, 2005, the United States National Institute of Justice (NIJ) entered into a cooperative agreement with the Company to develop two-dimensional sensor technology. The agreement provided the Company reimbursement over a twenty-one month period ending March 31, 2007 for approximately $1.8 million in expenses related to the project. The agreement provided, among a number of requirements, the Company to be subject to audit and to provide periodic progress reports and financial reports. Where appropriate, the Company

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

was required to act jointly with NIJ in accomplishing certain tasks including determination of research design and other technical decisions related to the project. NIJ provided input and re-direction to the program as needed, in consultation with the Company. Upon completion of the project, NIJ has the right to the data produced under the award and the right to authorize others to utilize such data for Federal purposes.

The Company had not incurred any expenses and therefore did not receive any reimbursements related to this project for the year ended December 31, 2005. The Company was reimbursed for research and development expenses of approximately $1.7 million, and $22,000 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

(c)    Investment Subsidies

The Company receives investment subsidies under the Investment Subsidy Act of the Federal Republic of Germany. Under this arrangement, the Company receives grants annually. Accrued grants included in other current assets were approximately $126,000, $186,000 and $4,000 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively. The grants must be paid back if the supported equipment does not stay in the subsidized geographical area for 5 years. The investment subsidies lower the historical cost of the subsidized assets and are amortized over the useful lives of the subsidized assets.

(18)    Geographic Data

A substantial amount of revenue is derived from sales to integrators and resellers. As a result, the Company does not have visibility to end user customers or in what country they are located. The intent behind providing revenue by geographic region is to help investors assess the concentration of risk. Since the Company does not have visibility to the end users of its products, management does not believe it is possible to accurately assess the concentration of risk based on the geographic sales data available.

Geographic sales to all customers including integrators and resellers are summarized as follows (in thousands):

	Year Ended December 31			Three Months Ended March 31
	2004	2005	2006	2006	2007
				(unaudited)
Total revenue:
United States	$29,879	$35,874	$47,939	$8,081	$14,218
Germany	—	3,678	2,062	550	2,588
France	—	2,279	6,454	1,658	2,313
Other	1,929	4,369	20,483	7,229	3,048

	$31,808	$46,200	$76,938	$17,518	$22,167

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Net assets and identifiable long-lived assets by geographic location are as follows (in thousands):

	December 31		March 31
	2005	2006	2007
			(unaudited)
Net assets:
United States	$14,539	$12,750	$11,773
Germany	91,847	106,256	108,764
Identifiable long-lived assets:*
United States	$2,012	$2,969	$2,876
Germany	1,586	2,266	2,072

*	Identifiable long lived assets consist of property and equipment.

(19)    Earnings Per Share (EPS)

Basic EPS is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year, including convertible preferred stock, stock options and warrants.

The calculation of pro forma basic and diluted net loss per share assumes the conversion of all outstanding shares of Series A convertible preferred stock into 461,244 shares of common stock using the as-if-converted method as if such conversion had occurred at the beginning of the period.

The reconciliation of the numerators and denominators of the basic and diluted EPS calculation and the pro forma basic and diluted EPS calculation is as follows (in thousands except share and per share data):

	Year Ended December 31			Three Months Ended March 31
	2004	2005	2006	2006	2007
				(unaudited)
Historic
Numerator:
Net loss	$(4,615)	$(4,935)	$(11,269)	$(2,802)	$(578)
Less preferred stock dividends declared	29	258	334	82	84

Net loss attributable to common stockholders	$(4,644)	$(5,193)	$(11,603)	$(2,884)	$(662)

Denominator:
Weighted average shares outstanding, basic and diluted	9,718,771	13,180,223	19,399,345	18,495,386	19,822,099

Net loss per share attributable to common stockholders, basic and diluted	$(0.48)	$(0.39)	$(0.60)	$(0.16)	$(0.03)

Pro Forma
Numerator:
Loss attributable to common stockholders			$(11,269)		$(578)

Denominator:
Weighted average shares used in computation of basic and diluted loss per share applicable to common stockholders			19,399,345		19,822,099
Pro forma adjustments to reflect assumed conversion of Series A convertible preferred stock (unaudited)			461,244		461,244

Pro forma weighted average shares used to compute pro forma basic and diluted loss per share applicable to common stockholders			19,860,589		20,283,343

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.57)		$(0.03)

CROSS MATCH TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2006

(unaudited with respect to March 31, 2006 and 2007)

Since the Company had losses for all periods presented, all common stock equivalents were antidilutive during these periods, and are therefore excluded from weighted average shares outstanding. The total common stock equivalents excluded from the calculation of weighted average shares outstanding were as follows:

	Year Ended December 31			Three Months Ended March 31
	2004	2005	2006	2006	2007
				(unaudited)

Convertible preferred stock	37,940	359,783	460,771	459,306	461,250
Stock options	830,972	776,895	923,353	737,963	998,511
Warrants	1,057,179	905,255	229,124	480,959	83,828

Total	1,926,091	2,041,933	1,613,248	1,678,228	1,543,589

(20)    Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly financial data (unaudited) for 2005 and 2006 (in thousands except per share data):

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Total revenue	$6,239	$6,780	$13,796	$19,385
Gross profit	3,231	3,112	6,518	8,841

Net loss	(1,718)	(1,972)	(617)	(628)
Less preferred stock dividends declared	36	66	75	81

Net loss attributable to common stockholders	(1,754)	(2,038)	(692)	(709)

Net loss per share attributable to common stockholders, basic and diluted	(0.18)	(0.21)	(0.05)	(0.04)

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenue	$17,518	$18,692	$21,643	$19,085
Gross profit	8,067	9,633	10,337	8,198

Net loss	(2,802)	(1,907)	(1,385)	(5,175)
Less preferred stock dividends declared	82	84	84	84

Net loss attributable to common stockholders	(2,884)	(1,991)	(1,469)	(5,259)

Net loss per share attributable to common stockholders, basic and diluted	(0.16)	(0.10)	(0.07)	(0.27)

REPORT OF INDEPENDENT AUDITORS

To Cross Match Technologies GmbH

Unstrutweg 4

07743 Jena

Germany

We have audited the accompanying combined balance sheet of Smiths Heimann Biometrics GmbH, Jena (the Company) and its sales office in Las Vegas, Nevada, USA, legally part of Smiths Detection, Inc., USA as of July 31, 2005, and the related combined statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Smiths Heimann Biometrics GmbH, Jena and its sales office in Las Vegas, Nevada, USA, legally part of Smiths Detection, Inc., USA as of July 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Erfurt, Germany

April 25, 2007

PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

/s/ Stockmeyer	/s/ ppa. Verwiebe

(Stockmeyer)	(ppa. Verwiebe)
Wirtschaftsprüfer	Wirtschaftsprüfer

SMITHS HEIMANN BIOMETRICS GMBH

COMBINED BALANCE SHEET

as of July 31, 2005

	Note	2005
Assets
Current assets:
Cash	1.5	€ 805,112
Accounts receivable, trade, net of allowance for doubtful accounts of €182,221	1.6, 2	4,231,901
Inventory	1.7, 3	8,451,474
Deferred tax assets	1.14, 9	698,056
Prepaid expenses		16,284
Other current assets		292,135

Total current assets		14,494,962

Noncurrent assets:
Property, plant and equipment, net	1.8, 4	900,188
Intangible assets, net	1.9, 5	3,524,187

Total noncurrent assets		4,424,375

Total assets		€18,919,337

Commitments and contingent Liabilities. See Note 13.
Liabilities and shareholders’ equity	1.12, 13
Current liabilities:
Accounts payable, trade		€ 622,366
Related party debt	12	2,394,262
Deferred revenue		427,894
Accrued liabilities	6	665,947
Other current liabilities	7, 8	809,868

Total current liabilities		4,920,337

Noncurrent liabilities:
Long-term deferred tax liabilities	1.14, 9	1,377,306

Total noncurrent liabilities		1,377,306

Total liabilities		6,297,643

Shareholders’ equity:	11
Subscribed capital		511,292
Additional paid-in capital		8,425,000
Retained earnings		3,639,490
Accumulated other comprehensive income		45,912

Total shareholders’ equity		12,621,694

Total liabilities and shareholders’ equity		€18,919,337

See accompanying notes to the combined financial statements

SMITHS HEIMANN BIOMETRICS GMBH

COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the Year Ended July 31, 2005

	Note	2005
Sales:	1.17	€ 20,378,231
Cost of sales		(13,244,169)

Gross profit		7,134,062

Operating expenses
Research and development	1.15	(3,956,631)
General and administrative		(1,881,490)
Selling		(2,654,935)

Total operating expenses		(8,493,056)

Loss from operations		(1,358,994)
Other expense
Interest expense		(267,893)
Foreign currency transaction losses, net	1.21, 10	(100,144)

Total other expense		(368,037)

Loss before income taxes		(1,727,031)
Income tax benefit	1.14, 9	649,473

Net loss		(1,077,558)

Other comprehensive income:
Foreign currency translation adjustments		4,290

Comprehensive loss		€ (1,073,268)

See accompanying notes to the combined financial statements

SMITHS HEIMANN BIOMETRICS GMBH

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Year ended July 31, 2005

	Subscribed Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at July 31, 2004	€511,292	0	4,717,048	41,622	5,269,962

Capital contribution from shareholder		8,425,000			8,425,000
Net loss			(1,077,558)		(1,077,558)
Other comprehensive income
Currency translation adjustments				4,290	4,290

Balances at July 31, 2005	€511,292	8,425,000	3,639,490	45,912	12,621,694

See accompanying notes to the combined financial statements

SMITHS HEIMANN BIOMETRICS GMBH

COMBINED STATEMENT OF CASH FLOWS

For the Year Ended July 31, 2005

	Note	2005
Cash flows from operating activities:
Net loss		€(1,077,558)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		1,738,922
Changes in deferred taxes		(649,472)
Changes in operating assets and liabilities:
Accounts receivable, trade		(2,029,869)
Related party receivable		269,863
Inventory		409,137
Other assets and prepaid expenses		42,394
Accounts payable, trade		184,612
Deferred revenue		174,145
Accrued and other current liabilities		(691,042)

Total adjustments		(551,310)

Net cash used in operating activities		(1,628,868)

Cash flows from investing activities:
Purchase of property and equipment		(517,001)
Proceeds from disposal of property, plant and equipment		1,839

Net cash used in investing activities		(515,162)

Cash flows from financing activities:
Cash inflow from related party financing		1,964,048
Cash inflow from subsequent acquirer		206,287

Net cash provided by financing activities		2,170,335

Effect of foreign currency translation		4,290
Net increase in cash		26,305
Cash, beginning of year		774,517

Cash, end of year		€805,112

Supplemental schedule of cash flows:

		2005
Cash paid during the year:
Interest	12	€268,190
Income tax	1.14, 9	€0

See accompanying notes to the combined financial statements

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS

July 31, 2005

1.    Summary of Significant Accounting Policies

1.1.    Organization and Industry

Smiths Heimann Biometrics GmbH (“the Company”), a German limited liability company and indirectly wholly owned subsidiary of Smiths Group plc., UK (the “Smiths Group”) is a security technology company that designs, develops, manufactures and sells opto-electronical devices for capturing fingerprints and palm prints (livescanners), which are used for identification of individuals, performance of background checks and data comparison. In addition, the Company’s product portfolio includes document verification readers.

The Company’s operations are located in Jena, Germany. With respect to its sales activities in the United States, while the Company dealt directly with original equipment manufacturers (“OEM”) and system integrators within the US market, it sold its products to resellers through a sales office in Las Vegas, Nevada, USA, which was legally owned and organizationally managed by Smiths Detection, Inc., USA, another wholly owned subsidiary of Smiths Group. Hereinafter, the Las Vegas sales office is referred to as the “Las Vegas Operations”.

On August 1, 2005, the Company and the Las Vegas Operations were acquired by Cross Match Technologies, Inc. of Palm Beach Gardens, Florida, USA (“Cross Match”) (see Note 15 “Subsequent Events”). The results and financial position of the Company and the Las Vegas Operations have been combined for financial statement presentation and disclosure purposes and are jointly referred to herein as the Biometrics Business, as the Las Vegas Operations are an integral part of the Company’s business. The financial information related to the Las Vegas Operations for the purpose of preparing the combined financial statements was derived from the accounting records of Smiths Detection, Inc., USA and includes significant management assumptions as described in Note 1.2.

The Combined Statement of Operations and Comprehensive Income includes all revenues and expenses attributable to the Biometrics Business, including the allocated costs of facilities, functions and services used by the Biometrics Business at shared sites and costs for certain functions and services performed by Smiths Group that were charged to the Biometrics Business. All allocations which are included in general and administrative expenses in these combined financial statements are based on activity-based drivers (service or usage) or formula-based drivers that the Biometrics Business’s management believe are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Biometrics Business had been operated as a separate entity.

1.2.    Las Vegas Operations—Carve-out—Management’s assumptions

Allocation of assets, liabilities, and operating results

The business activities of the Las Vegas Operations began in 2003. The assets, liabilities and operating results of the Las Vegas Operations had always been recorded separately from those of other operations of Smiths Detection, Inc., USA. Accordingly, for purposes of preparing the combined financial statements of the Biometrics Business, the relevant balance sheet and income statement items of the Las Vegas Operations have been included in the combined financial statements based on specific identification. The equity of Las Vegas Operations is presented as part of retained earnings.

Common costs

Smiths Detection, Inc., USA and Smiths Group provided a number of administrative functions for the Las Vegas Operations which resulted in a charge recorded in the result of operations of the Las Vegas Operations.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

Management believes the method used, which is an allocation based on actual time incurred valued with the respective employee’s hourly costs or an allocation based on proportional budgeted revenue, is reasonable under the circumstances. The charges for these functions are included primarily in general and administrative expenses and do not necessarily reflect the amount of expenses that would have been incurred by the Las Vegas Operations on a stand-alone basis.

Interest expense

The Las Vegas Operation’s result of operations includes interest expense in the amount of €62,150 resulting from an average negative cash pool balance with Smiths Group Services Corp., USA (see Note 12), calculated based on intercompany rate of 4,8%, applicable to the US market for the respective period.

Income Taxes

Income taxes relating to the Las Vegas Operations, both current and deferred, have been estimated based on the “separate return” method whereby the income tax balance sheet position and expense/income have been calculated as if the Las Vegas Operations had filed separate tax returns.

1.3.    Accounting Principles

The combined financial statements have been prepared on a basis consistent with accounting principles generally accepted in the United States of America (US GAAP).

1.4.    Principles of Combination

The combined financial statements include the accounts of the Company and the Las Vegas Operations. All significant intercompany accounts and transactions have been eliminated in combination.

1.5.    Cash Equivalents

The Biometrics Business considers cash equivalents to be all highly liquid debt investments with original maturities of three months or less.

1.6.    Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest because the terms of payment are 45 days or less. The allowance for doubtful accounts is the management’s best estimate of the amount of probable credit losses in the Biometrics Business’s existing accounts receivable. The management reviews its allowance for doubtful accounts yearly at fiscal year-end. The management determines the allowance based on historical write-off experience and review of individual accounts for collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Biometrics Business does not have any off-balance-sheet credit exposure related to its customers.

1.7.    Inventories

Inventory is stated at the lower of cost or market as determined by the weighted-average method. Inventory consists of purchased parts and materials, work-in-process and finished products. The costs capitalized for

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

work-in-process and finished products include direct costs and directly-related factory overhead based on normal utilization.

1.8.    Property and Equipment

Property and equipment are stated at cost less accumulated depreciation using the straight-line method. Gains and losses on disposals of property and equipment are recorded as other income and expense and the historical cost of fixed assets is adjusted accordingly. Tooling costs are capitalized and amortized over the duration of the use of the tooling. Purchased computer software is capitalized and depreciated over the period stated below.

The estimated useful lives of machinery and equipment are generally as follows:

Asset	Useful life

Software	3 years

Computers	3 years

Office equipment	3 years

General equipment	3-5 years

Production equipment	2-6 years

Testing equipment	10-13 years

Furniture and fixtures	8-20 years

Leasehold improvements	Shorter of lease term (5 years) or useful life

Government grants for the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and are therefore released to the income statement on a straight-line basis over the expected useful life of the associated asset.

1.9.    Intangible Assets

On December 1, 2002 the Company was acquired by the Smiths Group. As a result of the acquisition, intangible assets were recognized for acquired technology (patents and software) & know-how and customer relationships pursuant to FASB Statement No. 141, Business Combinations (SFAS 141). Technology & know-how is amortized over an estimated useful life of 7.1 years. Customer relationships are amortized over their estimated useful life of 5 years.

1.10.    Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recorded in 2005.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

1.11.    Accounting for Leases

The Biometrics Business classifies its lease contracts as either capital or operating leases in accordance with FASB Statement No. 13, Accounting for Leases. The Biometrics Business is only party to operating leases for buildings, cars and certain equipment. Each lease has fixed monthly payments which are recognized as operating expense when incurred. There are no escalation or purchase clauses. The building lease expires on December 31, 2010.

1.12.    Commitments and Contingencies

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

1.13.    Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, trade receivables, other assets, accounts payable, accrued liabilities and deferred revenue approximate their fair value. Derivatives are carried at fair value and their changes in fair value are recognized as gains or losses in the income statement under foreign currency transaction gains and losses when incurred.

1.14.    Income Taxes

Income taxes are accounted for under the asset and liability method under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

1.15.    Research and Development Costs

Research and development costs are expensed as incurred. Included in research and development costs are salaries, material, travel expenses, depreciation, rent and contractor fees.

1.16.    Product Warranty Costs

The Biometrics Business accrues for estimated warranty costs, based on management’s estimates of costs to repair units at the time of sale and periodically adjusts the accrual to reflect actual experience.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

1.17.    Revenue Recognition

Revenue from sales that require no installation is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Generally, this occurs when the product is shipped, provided no significant obligations remain, and collection of the receivable is deemed probable. Revenue related to a sale that includes an installation element is deferred until the installation is complete, title has transferred and customer acceptance has occurred. For arrangements that include multiple deliverables where the software component has been determined to be incidental to the product, the Biometrics Business applies Emerging Issues Task Force Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). For each multiple element arrangement, the Biometrics Business determines whether each element is a separate unit of accounting pursuant to EITF 00-21. The elements in a multiple element arrangement typically consist of hardware and software products, installation, and training. To determine the fair value for each element in an arrangement, the Company relies upon vendor specific objective evidence (VSOE) of fair value using the price charged when that element is sold separately. To determine the fair value for training and installation services, the Biometrics Business relies upon the price charged when that element is sold separately.

For arrangements where the software component has been determined to be essential to the functionality, revenue is recognized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2, Software Revenue Recognition, as amended (SOP 97-2), and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions (SOP 98-9). The Biometrics Business recognizes revenue on software products when evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, VSOE of fair value exists in order to allocate the total fee to any undelivered elements of the arrangement and collectibility is probable. VSOE of fair value is determined for undelivered elements using the price charged when that element is sold separately.

Revenue from maintenance arrangements, such as those typically sold with live-scan systems, is recognized ratably over the applicable maintenance period.

1.18.    Shipping and Handling

The Biometrics Business records shipping and handling expense incurred to ship goods to customers under cost of sales.

1.19.    Advertising Costs

Advertising costs are expensed as incurred and totaled €84,868.07 for the year ended July 31, 2005, and are included in selling, general and administrative expenses.

1.20.    Use of Estimates

The preparation of the financial statements requires management of the Biometrics Business to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

1.21.    Functional Currency

The reporting currency for the Biometrics Business is the Euro. In accordance with FAS 52, Foreign Currency Translation, the functional currency of the Las Vegas operation was determined to be the US Dollar and that of the Company was determined to be Euro. All assets and liabilities of the Las Vegas Operations are translated into Euro at period-end exchange rates, and revenues and expenses are translated at average exchange rates for the applicable period. Foreign currency translation adjustments are not included in determining net income for the period but are included in cumulative translation adjustment within equity.

1.22.    Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This statement will be effective for the Biometrics Business as of January 1, 2006, the beginning of Cross Match’s fiscal year.

In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Biometrics Business for inventory costs incurred on or after August 1, 2005.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which requires that exchanges of similar productive assets be measured based on the fair value of the assets exchanged unless the exchange does not have commercial substance. This Statement will be effective for the Biometrics Business for nonmonetary asset exchanges occurring on or after August 1, 2005.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands the required disclosures of fair value measurements. This statement does not require a new fair value measurement, but emphasizes that fair value is a market-based measurement, not an entity specific measurement. The expanded disclosure requirements will apply to interim and annual periods subsequent to initial recognition and focus on inputs used to measure fair value. SFAS 157 will be effective for the Biometrics Business as of January 1, 2008.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

FIN 48, Accounting for Uncertainty in Income Taxes, issued in June 2006, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement will be effective for the Biometrics Business as of January 1, 2008.

2.    Trade Accounts Receivable

The following accounts receivable aggregates more than 10 percent of total receivables as of July 31, 2005:

July 31, 2005
NEC Deutschland GmbH, Ismaning, Germany	€2,015,691

3. Inventories Inventories as of July 31, 2005 consist of the following:
July 31, 2005
Purchased parts and materials	€6,385,070
Work-in-process	496,577
Finished goods	4,251,303
Valuation allowances	(2,681,476)

€8,451,474

The valuation allowance as of July 31, 2005 was due to obsolescence. A new generation of livescanners was introduced in 2005 rendering the old generation of live scanners obsolete. No inventories were pledged as of July 31, 2005.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

4.    Property and Equipment, Net

Property and equipment as of July 31, 2005 consists of the following:

	July 31, 2005
Software	€ 228,750
Less accumulated depreciation	(179,594)

		49,156
Other operating equipment	770,305
Less accumulated depreciation	(235,955)

		534,350
Leasehold improvements	830,042
Less accumulated depreciation	(513,360)

		316,682
Total property and equipment	1,829,097
Less accumulated depreciation	(928,909)

		€900,188

Depreciation expense was €531,043 for the year ended July 31, 2005

5.    Intangible Assets

Intangible assets as of July 31, 2005 consisted of the following:

	July 31, 2005
Customer relationships	€ 4,323,220
Less accumulated amortization	(2,305,717)

		2,017,503
Technology and know-how	2,412,960
Less accumulated amortization	(906,276)

		1,506,684
Total intangible assets	6,736,180
Less accumulated amortization	(3,211,993)

		€3,524,187

Amortization expense was €1,204,498 for 2005. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Accounting period ended July 31
2005/2006	€1,204,498
2006/2007	1,204,498
2007/2008	628,068
2008/2009	339,853
2009/2010	147,270

See Note 15, “Subsequent Events”.

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

6.    Accrued Liabilities

Accrued liabilities as of July 31, 2005 consist of the following:

July 31, 2005
Accrued warranty expense	€168,726
Accrued wages and benefits	497,221

€665,947
Detail of accrued warranty expense

2005
Beginning Balance, August 1, 2004 €	€ 500,383
Releases	(6,995)
New accrual	96,352
Consumption	(421,014)
Ending Balance, July 31, 2005	168,726

7.    Short-Term Borrowings and Unused Lines of Credit

During fiscal year 2005, the Biometrics Business participated in cash pooling arrangements with Smiths Group Deutschland GmbH, Kirchseeon, Germany and Smiths Group Services Corp., USA. Both the Company and the Las Vegas Operations maintained an average negative cash balance in connection with the cash pools during the reporting period and therefore, recorded net interest expense. The weighted average interest rates of these short-term liabilities were 3.375% for Germany and 4.800% for the Las Vegas Operations. In July 2005 the Company no longer participated in the cash pool arrangement (see Note 11) and received financing from Cross Match. This short-term liability in the amount of €206,287 was presented as other liability and had an interest rate of 5% (see Notes 8, 12 and 15).

The Biometrics Business had an unused line of credit in the amount of €5,000,000 as of July 31, 2005. This bank line of credit is available when the customer requires proof that the Biometrics Business has sufficient means to fulfill the customer’s order.

8.    Other Current Liabilities

Other current liabilities comprise the following as of July 31, 2005:

July 31, 2005
Wage taxes	€109,496
Value-added tax	243,464
Short-term borrowings	206,287
Other	250,621

9.    Income Taxes

The total income tax benefit consists of the following:

2005
Current income tax benefit	€ (1)
Deferred income tax benefit	(649,472)

Total income tax benefit	€(649,473)

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

The German combined income tax rate of 39% in 2004/2005 consists of the following taxes:

2005
German corporate income tax	25.0%
German solidarity surcharge	1.4%
German trade tax	12.6%

Combined income tax rate	39.0%

A reconciliation of income taxes computed at the combined German statutory rate is as follows:

2005
Expected income tax benefit at the combined rate (loss before tax €1,727,031)	€(674,060)
Increase (decrease) in income tax due to:
Difference in corporate and trade tax base	13,032
Adjustments of deferred tax assets and liabilities for changes in enacted tax rates	27,087
Nondeductible expenses, net	1,813
Current year impact of tax-free Investment Grants	(16,041)
Other	(1,304)

Income tax benefit	€(649,473)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at July 31, 2005 are as follows:

July 31, 2005
Deferred tax assets:
Net operating loss carryforwards	€ 461,969
Deferred revenue	111,327
Unrealized profit in inventories	54,205
Accounts Receivable	66,323
Inventory	42,902

Total net deferred tax asset	736,726
Deferred tax liabilities:
Intangible assets	(1,377,306)
Accounts Receivable	(12,975)
Other current liabilities	(7,767)
Accounts payable	(520)
Deferred revenue	(17,408)

Total deferred tax liabilities	(1,415,976)

Net deferred tax liability	€ (679,250)

Based on the classification of the related asset or liability for financial reporting and the expected reversal date of deferred tax assets on tax loss carryforwards, the deferred taxes are classified as current or noncurrent. Deferred tax liabilities on intangible assets are classified as noncurrent liabilities (€1,377,306). All other deferred taxes are classified as current. After offsetting in the particular tax-paying component and within a particular tax

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

jurisdiction of the current portion of the deferred taxes, deferred tax assets of €698,056 are presented as of July 31, 2005.

According to German tax regulations, a loss can only be carried back up to an amount of €511,500 for corporate income tax and solidarity surcharge (no carry back is allowed for trade taxes). The remainder can be carried forward. A two step scheme applies to use the tax loss carryforwards. A loss carry forward is tax deductible to an amount of yearly profit of €1,000,000 and for 60% of the remaining yearly profit. The remainder of the tax loss carryforward has to be carried forward to the next year. The loss carry forwards do not expire.

Loss carry forwards as of July 31, 2005 are:

July 31, 2005
For
Corporate income tax	€1,059,006
Trade tax	€1,342,117

10.    Financial Instruments / Foreign Currency Hedges

The Biometrics Business has been engaged in foreign exchange forward contracts which are not classified as effective hedges. Changes in fair value are therefore recorded in the income statement.

On July 31, 2005, a notional amount of €340,886 was contracted with an average exchange rate of 1.23 Dollars per Euro. These foreign exchange forward contracts expire through August 2005. The expected foreign exchange rate as of July 31, 2005 is not significantly different than their contracted exchange rate. The fair value of these contracts was close to zero.

11.    Shareholders’ Equity/Non-cash Financing Activities

In July 2005, shortly before the acquisition of the Biometrics Business by Cross Match (see Note 15), the Company’s shareholder, Smiths Group Holdings Netherlands B.V., Hoofddorp, Netherlands settled the Company’s negative intercompany cash pooling balance in the amount of €8,425,000 with Smiths Group Deutschland GmbH, Kirchseeon, Germany on the Company’s behalf. Accordingly, the transaction has been accounted for as a non-cash financing transaction in Biometrics Business’s financial statements as if the Company’s shareholder contributed €8,425,000 to the Company’s additional paid-in capital (also see Note 12).

12.    Related Party Transactions

The Company was a wholly-owned subsidiary of Smiths Heimann GmbH, Wiesbaden, Germany until February 16, 2005 when it was transferred to Smiths Group Holdings Netherlands B.V., Hoofddorp, Netherlands. The transaction was accounted for as a transfer between entities under common control and the assets and liabilities were recorded at carry-over basis. In addition, during the year ended July 31, 2005 the Company had various transactions with other companies in the Smiths Group.

The Company was a member of a cash-pooling arrangement with Smiths Group Deutschland GmbH, Kirchseeon, Germany until July 2005. Smiths Group Deutschland GmbH is a holding company set up to consolidate cash management and tax issues for Smiths Group’s investments in Germany. During fiscal year 2005, the Company maintained an average negative cash balance within the cash pool and incurred interest

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

expense accordingly. The cash pool had an average interest rate of 3.375% and the Company’s related interest expense amounted to €206,040 as of July 31, 2005.

The Company sold scanners to its parent company, Smiths Heimann GmbH, Wiesbaden, who in turn sold these scanners to other customers in Germany. This was done to avoid an anticompetition agreement. Sales to Smiths Heimann GmbH were €257,570.

The Company made one sale to Heimann Systems Ltd., UK in 2005 in the amount of €376 and one sale to Smiths Detection Montreal, Inc., Canada in 2005 in the amount of €8,124.

The costs of certain functions and services performed by Smiths Group and allocated to the Biometrics Business amounted to €129,322 for the Company and €23,967 for the Las Vegas Operations. These costs are reflected as general and administrative expenses in the Combined Statement of Operations and Comprehensive Income.

The costs of certain functions and services performed by Smiths Detection, Inc., USA allocated to the Las Vegas Operations amounted to €63,620 and are reflected as general and administrative expenses in the Combined Statement of Operations and Comprehensive Income.

The Las Vegas Operations was a member of a cash-pooling arrangement with Smiths Group Services Corp., USA. During fiscal year 2005, the Las Vegas Operations maintained an average negative cash balance with the cash pool and incurred net interest expense accordingly. The cash pool had an average interest rate of 4.8%. As of July 31, 2005, the Las Vegas Operations had a negative cash balance of €2,394,262 and the related net interest expense of €62,150. The negative cash balance is recorded as Related Party Debt on the Combined Balance Sheet.

13.    Commitments and Contingent Liabilities

13.1.    Leases

The Biometrics Business has several operating leases whereby the Biometrics Business leases office space, cars, and certain equipment under agreements that expire through July 2010. Rent expense on operating leases for the years ended July 31, 2005 was €349,745.25, respectively.

Future minimum lease payments under the noncancelable operating leases as of July 31, 2005 are as follows:

Accounting period ended July 31
2005/2006	€ 294,339
2006/2007	265,930
2007/2008	246,315
2008/2009	232,780
2009/2010	227,982
2010/2011	94,992

€1,362,338

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

13.2.    Litigation

The Biometrics Business, in the normal course of business, can be party to various legal actions. The Biometrics Business’s policy is to accrue the costs of litigation once they are probable and estimable. The Biometrics Business released in 2005 a provision for a potential penalty in the amount of €270,000 because of successful negotiations.

As of July 31, 2005 no litigations were ongoing.

13.3.    Concentration of Risk

Financial instruments which potentially subject the Biometric Business to credit risk consist principally of cash and accounts receivable. Cash is placed with financial institutions, which management believes are of high credit quality. The Biometrics Business performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended when deemed necessary. In cases where the customer’s creditworthiness is unknown, the Biometrics Business requires letters of credit from the customer’s bank as collateral or demands payment in advance. The Biometrics Business maintains an allowance for potential doubtful accounts receivable.

The Biometrics Business’s largest customer accounted for approximately 17% of sales for the year ended July 31, 2005. Three other customers accounted for more than 10% (each of them) of 2005 sales. These four largest customers accounted for nearly 60 % of 2005 sales.

The Biometrics Business has several suppliers delivering customized components. Two of them supply components which are essential to the Company’s products and can not be provided by another supplier within an adequate time.

Increased competition and higher Euro exchange rates have lead to sinking prices for live scanners and finger print equipment. If this trend continues, the Biometrics Business’s budgeted profitability would be at risk.

13.4.    Warranties

The Biometrics Business records accrued warranty expense in the amount of 0.5% in 2005 of revenues. Management periodically reviews the appropriateness of this percentage and adjusts it, if necessary.

14.    Government Grants

In the fiscal year ended July 31, 2005, the Company received tax free investment subsidies under the Investment Subsidy Act (Investitionszulagengesetz) of the Federal Republic of Germany. Under this scheme the Company receives grants based on the capital expenditures made in the geographical area to be subsidized. The Company has recorded in the fiscal year 2004/2005 €49,720 to which it is entitled for the 2005 calendar year and €17,770 for the 2004 calendar year. The grants must be paid back if the supported equipment does not remain in the subsidized geographical area for 5 years.

In prior years the Company received, in addition to the tax free investment subsidies under the Investment Subsidy Act, investment grants for the “Joint Agreement for the Improvement of Regional Economic Structures”/European Fund for regional development 2000-2006 (German Gemeinschaftsaufgabe “Verbesserung der regionalen Wirtschaftsstruktur” (GA) / Europäischer Fonds für regionaler Entwicklung (DFREneu) 2000-

SMITHS HEIMANN BIOMETRICS GMBH

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

July 31, 2005

2006). In three tranches (2001, 2003, 2004) the Company received a total of €204,517. As a covenant the Company is required to hire an additional 13 employees over a 5-year term beginning with the last tranche. The Company has already hired more than 20 employees and regards the risk of not fulfilling the covenants as unlikely.

See note 1.8 for related accounting treatment.

15.    Subsequent Events

On August 1, 2005, under a stock for stock purchase agreement, Cross Match acquired 100% of the subscribed capital of the Company and certain assets of the Las Vegas Operations. Cross Match issued to Smiths Group Holdings Netherlands B.V., Hoofddorp, Netherlands 14,988,325 shares of common stock and 660,992 warrants to purchase common stock at a price of $5.27 per share. The warrant purchase right is exercisable from the date of grant through July 31, 2010.

The purchase agreement contains a put option that at any time on or after July 31, 2010, in the event that an Initial Public Offering has not occurred, Smiths Group Holdings Netherlands B.V., Hoofddorp, Netherlands has the right to cause Cross Match Technologies, Inc., USA to repurchase all of the shares held by Smiths Group Holdings Netherlands B.V., Hoofddorp, Netherlands at a price of $6.00 per share.

The transaction was accounted for by Cross Match as a business combination.

In connection with the acquisition, Cross Match provided the Biometrics Business an interim financing in the amount of €206,287 towards the end of July 2005 to ensure the Biometrics Business’s liquidity. In October 2005 a Loan and Guarantee Agreement was signed between the Biometrics Business and Cross Match, specifying that Cross Match shall provide necessary financing to the Company in the form of loans to fund operations and for other general corporate purposes. According to the Loan and Guarantee Agreement, borrowings under this agreement will bear an annual interest at 5%.

As of May 31, 2006 the Company acquired the C-VIS Computer Vision und Automation GmbH, Bochum, Germany (“C-VIS”) on behalf of Cross Match. C-VIS provides valuable technology in the facial recognition field and enhances the Biometrics Business’s ability to provide solutions incorporating multiple biometric technologies, or multi-modal offerings. As consideration for the acquisition, the seller of C-VIS received 250,000 Cross Match shares, which were valued at €1,296,195. The recorded goodwill from the transaction amounted to €765,131. Subsequent to the acquisition of C-VIS, C-VIS was legally integrated into the Company by transferring the net assets of C-VIS into the Company.

Between August 1, 2005 and August 23, 2006 Cross Match granted stock options with an exercise price of $6 to three employees of the Biometrics Business and options with an exercise price of $10 to ten Biometrics Business employees, which expire in each case after ten years. For the stock options granted in 2005 to three employees, the Biometrics Business is required to reimburse Cross Match for the difference between the strike price and the market value of the related shares as of the settlement date. Currently 395,000 of the options granted in 2005 and 400,000 of the options granted in 2006 are outstanding.

CROSSMATCH® TECHNOLOGIES

Verifier Finger Scanners and Solutions

Verifier® 310

Verifier® E

L SCAN® 100/100R

Other Biometric Applications and Solutions

Jump Kits

PIV One

Access Control

VisTrak™

D SCAN® Authenticator 100

Enterprise Match Server

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Cross Match Technologies, Inc., or the Registrant, in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market listing fee.

Amount
SEC registration fee	$6,908
NASD filing fee	20,625
NASDAQ Global Market listing fee	105,000
Blue sky qualification fees and expenses	10,000
Accounting fees and expenses	500,000
Legal fees and expenses	1,000,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees	4,000
Miscellaneous expenses	203,467

Total	$2,100,000

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the General Corporation Law of the State of Delaware, (the “Delaware General Corporation Law”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Underwriting Agreement. The Registrant’s underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant and Smiths against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15.	Recent Sales of Unregistered Securities

The information presented below describes the sales and issuances of securities by the Registrant since January 1, 2004. The information shown does not give effect to the reverse stock split implemented by the Registrant immediately before completion of the offering registered by this registration statement. Unless otherwise indicated, the consideration for all such sales and issuances, other than issuances of stock options, was cash. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses.

2004

From July 2004 through December 2004, the Registrant issued 312,209.75 shares of Series A preferred stock to 22 accredited investors at a purchase price of $7.25 per share, (the “Series A Preferred Stock Offering”). The Registrant received aggregate consideration of $2.3 million in 2004 from the Series A Preferred Stock Offering.

2005

From January 2005 through November 2005, the Registrant issued 600,291.16 shares of Series A preferred stock to 23 accredited investors at a purchase price of $7.25 per share in connection with the Series A Preferred Stock Offering. The Registrant received aggregate consideration of $4.4 million in 2005 from the Series A Preferred Stock Offering.

From January 2005 through December 2005, the Registrant issued 37,788 shares of common stock to its employees upon the exercise of options issued under the Registrant’s Amended and Restated Stock Incentive Plan, at exercise prices of $2.00, $3.50 and $4.50 per share. The Registrant received aggregate consideration of $116,006.

From January 2005 through December 2005, the Registrant issued 1,962,760 shares of common stock to 15 accredited investors upon the exercise of warrants issued to accredited investors in private offerings from 2001 to 2003, at exercise prices of $2.50 and $2.90 per share. The Registrant received aggregate consideration of $5.0 million.

On August 1, 2005, the Registrant issued 14,988,325 shares of common stock and a warrant to purchase an additional 660,992 shares of common stock to Smiths Group Holdings Netherlands BV in partial consideration for all of the shares (Geschäftsanteile) of Smiths Heimann Biometrics GmbH.

2006

In February 2006, the Registrant issued 10,000 shares of Series A preferred stock to one accredited investor at a purchase price of $7.25 per share in connection with the Series A Preferred Stock Offering. The Registrant received aggregate consideration of $72,500 in 2006 from the Series A Preferred Stock Offering.

From January 2006 through December 2006, the Registrant issued 20,000 shares of common stock to its employees upon the exercise of options issued under the Registrant’s Amended and Restated Stock Incentive Plan, at exercise prices of $3.50 and $4.50 per share. The Registrant received aggregate consideration of $80,000.

From January 2006 through December 2006, the Registrant issued 2,944,727 shares of common stock to 16 accredited investors upon the exercise of warrants issued to accredited investors in a 2001 private offering, at an exercise price of $3.50 per share. The Registrant received aggregate consideration of $10.3 million.

On May 31, 2006, the Registrant issued 250,000 shares of common stock to sellers in consideration for all of the shares of C-Vis.

Option Issuances

Since January 1, 2004, the Registrant has issued to directors, officers and employees options to purchase 6,016,600 shares of the Registrant’s common stock under the Registrant’s Amended and Restated Stock Incentive Plan at exercise prices from $6.00 to $10.00 per share.

* * * *

The issuances of securities in the foregoing transactions were effected without registration under the Securities Act in reliance on Section 4(2) thereof, Regulation D thereunder or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of such transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated by reference.

(b) Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida, on July 20, 2007.

CROSS MATCH TECHNOLOGIES, INC.

By:	/s/ James W. Ziglar
Name: James W. Ziglar Title: President and Chief Executive Officer

Name	Title

/s/ James W. Ziglar James W. Ziglar	President and Chief Executive Officer (Principal Executive Officer)

/s/ Mark A. Slaven Mark A. Slaven	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* James E. Davis	Director

* Bernard J. Hamilton	Director

* Michael Jackson	Director

* Walter F. Raquet	Chairman

* Alan Thomson	Director

*By:	/s/ James W. Ziglar
James W. Ziglar Attorney-in-fact

EXHIBIT INDEX

**	1.1	Form of Underwriting Agreement between Cross Match Technologies, Inc., or the Company, and the underwriters

**	3.1	Form of Restated Certificate of Incorporation of the Company

**	3.2	Form of Amended and Restated Bylaws of the Company

**	4.1	Form of certificate representing the Common Stock, $0.01 par value per share, of the Company

*	4.2	Form of Warrant issued to Lessor in connection with the Lease of 3950 RCA Boulevard, Suite 5000, Palm Beach, Florida 33410

*	4.3	Warrant issued to Seller in connection with the Stock Purchase Agreement dated March 15, 2005

*	4.4	Form of Warrant issued in connection with 2003 private placement offering of 2,000,000 shares of common stock at $6.00 per share

*	4.5	Second Amended and Restated Stockholders’ Agreement

**	5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock

*	10.1	Amended and Restated Stock Incentive Plan

**	10.2	Cross Match Technologies, Inc. 2007 Omnibus Incentive Plan

*	10.3	Lease for Palm Beach Gardens, Florida Facility

*	10.4	Employment Agreement between the Company and James W. Ziglar dated July 12, 2005

*	10.5	Employment Agreement between the Company and Mark A. Slaven dated September 29, 2005

*	10.6	Employment Agreement between the Company and Gerhart S. Ernst dated September 18, 2006

*	10.7	Amended and Restated Employment Agreement between the Company and William A. Smith II dated February 5, 2007

*	10.8	Employment Agreement between the Company and Elaine K. Dezenski dated August 31, 2006

**	10.9	Senior Executive Change in Control and Severance Plan

*	10.10	Agreement by and between Sagem Défense Sećurite and Cross Match Technologies GmbH dated as of December 30, 1998, as amended(1)

*	21.1	List of Subsidiaries

***	23.1	Consent of KPMG LLP

***	23.2	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Germany

	23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

*	23.4	Consent of General James L. Jones, Jr.

*	24.1	Power of Attorney

*	Previously filed.
**	To be filed by amendment.
***	Filed herewith.
(1)	Confidential treatment has been requested for certain portions of the agreement. The copy filed as an exhibit omits the information subject to the confidentiality request.